Exhibit 99.2

Execution Copy

LOAN AGREEMENT

dated as of August 24, 2026

by and among

THE METALS ROYALTY COMPANY INC., as Borrower,

and

THE GUARANTORS FROM TIME TO TIME PARTY HERETO, as Guarantors,

and

MACQUARIE BANK LIMITED,
as Mandated Lead Arranger,

and

MACQUARIE BANK LIMITED,
as Administrative Agent,

and

THE LENDERS PARTY HERETO

U.S.$25,000,000

TABLE OF CONTENTS

Page

Article I Definitions and Accounting Matters		1

1.01	Certain Defined Terms	1
1.02	Interpretation	27
1.03	Accounting Principles	28
1.04	Rates	29

Article II Loan; Promissory Notes; etc.		29

2.01	Loan	29
2.02	Borrowing	29
2.03	Fees	30
2.04	Lending Offices	30
2.05	Several Obligations; Remedies Independent	30
2.06	Notes	31

Article III Payments of Principal and Interest		31

3.01	Repayment of Loan	31
3.02	Extension Option	31
3.03	Interest	32
3.04	Voluntary Prepayment of Loan	32
3.05	Mandatory Prepayments of Loan	33
3.06	Treatment of Make-Whole Amount	34

Article IV Payments; Pro Rata Treatment; Computations; etc.		35

4.01	Payments	35
4.02	Pro Rata Treatment	36
4.03	Computations	36
4.04	Sharing of Payments, Etc.	37
4.05	Non-Receipt of Funds by the Administrative Agent	37

Article V Yield Protection, etc.		39

5.01	Additional Costs	39
5.02	ABR	41
5.03	Benchmark Replacement Setting	41
5.04	Illegality	43
5.05	Compensation	44
5.06	Covered Taxes	44
5.07	Mitigation	48
5.08	Replacement Lenders	49

Article VI Conditions Precedent		50

6.01	Conditions Precedent to the Closing Date	50

(i)

Article VII Representations and Warranties		54

7.01	Organization and Ownership	54
7.02	Authority	54
7.03	Binding Agreement	54
7.04	Approvals	54
7.05	Conflicts	54
7.06	Litigation	55
7.07	Compliance with Laws	55
7.08	Environmental Matters	55
7.09	Disclosure	55
7.10	Properties	56
7.11	No Default	56
7.12	Taxes	56
7.13	Security; Ranking	56
7.14	Use of Proceeds	57
7.15	No Immunity	57
7.16	Status	57
7.17	Anti-Corruption Laws	57
7.18	Anti-Money Laundering Laws	58
7.19	Sanctions	58
7.20	No Restrictions on Dividends and Distributions	58
7.21	Solvency	58
7.22	Insurance	58
7.23	Material Documents	59
7.24	Material Permits	59
7.25	No Material Adverse Effect	59

Article VIII Covenants		59

8.01	Maintenance of Existence	59
8.02	Information Undertakings; Reporting Requirements	60
8.03	Compliance with Law	61
8.04	Taxes	61
8.05	Ranking	61
8.06	Access, Site Visits	62
8.07	Books and Records	62
8.08	Maintenance of Properties; Disposition of Assets	62
8.09	Limitation on Liens and Encumbrances	62
8.10	Notice of Extraordinary Events	63
8.11	Hedging Instruments	63
8.12	Line of Business	63
8.13	Use of Proceeds	63
8.14	Anti-Corruption Laws; Anti-Money Laundering Laws	64
8.15	Sanctions	64
8.16	Arm’s-Length Transactions	64
8.17	Restrictive Agreements	64
8.18	Restricted Payments	65

(ii)

8.19	Bank Accounts	65
8.20	Insurance	65
8.21	Indebtedness	66
8.22	Protection of Security	66
8.23	Further Information	66
8.24	Limitation on Subsidiaries	66
8.25	Limitation on Investments	67
8.26	Limitation on Acquisitions	67
8.27	Material Documents	67
8.28	Convertible Notes	67
8.29	Financial Covenants; Equity Cure	67
8.30	Excluded Subsidiaries	68
8.31	Fiscal Year	69
8.32	Post-Closing Actions	69

Article IX Guarantee		69

9.01	Guarantee	69
9.02	Guarantee and Grant of Security Interest Absolute	70
9.03	Waivers and Acknowledgments	71
9.04	Subrogation	72

Article X Events Of Default		73

10.01	Events of Default	73

Article XI The Administrative Agent		75

11.01	Appointment, Powers and Immunities	75
11.02	Reliance by Administrative Agent	76
11.03	Defaults and Conditions Precedent	77
11.04	Rights as Lender	77
11.05	Indemnification	78
11.06	Non-Reliance on Administrative Agent and Other Lenders	78
11.07	Failure to Act	79
11.08	Resignation or Removal of Administrative Agent	79
11.09	Notices	79
11.10	Erroneous Payments	80
11.11	Actions by Administrative Agent	83
11.12	Liability of the Administrative Agent	84

Article XII Miscellaneous		84

12.01	Waiver	84
12.02	Notices	84
12.03	Expenses, Etc.	86
12.04	Indemnification	86
12.05	Waiver of Consequential Damages	87
12.06	Amendments, Etc.	87
12.07	Successors and Assigns	88
12.08	Assignments and Participations	88

(iii)

12.09	Survival	91
12.10	No Immunity	91
12.11	Counterparts	91
12.12	GOVERNING LAW	92
12.13	Consent to Jurisdiction	92
12.14	WAIVER OF JURY TRIAL	92
12.15	Severability; Integration	92
12.16	Confidentiality	93
12.17	Anti-Money Laundering Laws	93
12.18	Acknowledgement and Consent to Bail-In of Affected Financial Institutions	94
12.19	No Other Duties, Etc.	94
12.20	No Advisory or Fiduciary Responsibility	94
12.21	Collateral Agent	95

SCHEDULES

Schedule 1.01(a)	–	Loan Commitment Amounts
Schedule 1.01(b)	–	Applicable Lending Offices
Schedule 6.01(h)	–	Proceeds Utilization Report
Schedule 7.06	–	Litigation
Schedule 12.02	–	Notices and Accounts

EXHIBITS

Exhibit A	–	Form of Notice of Borrowing
Exhibit B	–	Form of Note
Exhibit C	–	Form of Assignment and Assumption Agreement
Exhibit D	–	Form of Compliance Certificate

(iv)

LOAN AGREEMENT, dated as of August 24, 2026 (this “Agreement”).

BY AND AMONG:

THE METALS ROYALTY COMPANY INC., a British Columbia corporation

(the “Borrower”)

- and -

THE GUARANTORS FROM TIME TO TIME PARTY HERETO

- and -

MACQUARIE BANK LIMITED, as Mandated Lead Arranger

(together with any successor thereto, the “Macquarie Lender” or a “Lender”)

- and -

MACQUARIE BANK LIMITED, as administrative agent

(in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent”)

RECITALS:

A.	The Borrower has requested that the Lenders make a term loan to it in an aggregate principal amount of up to twenty-five million Dollars ($25,000,000), and the Lenders are prepared to make such loan upon and subject to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the foregoing and of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

Article I
Definitions and Accounting Matters

1.01	Certain Defined Terms

The following terms shall have the following respective meanings (all terms defined in this Section 1.01 (Certain Defined Terms) or in other provisions of this Agreement in the singular to have the same meanings when used in the plural and vice versa):

“ABR” means, for any day, a rate per annum equal to the highest of (a) the Prime Rate, (b) the Federal Funds Rate in effect on such day plus 0.50% and (c) Adjusted Term SOFR for a one-month tenor in effect on such day plus 1.00%. Any change in the ABR due to a change in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR shall be effective from and including the effective date of such change in the Prime Rate, the Federal Funds Rate or Adjusted Term SOFR, respectively.

“ABR Loan” means a Loan that bears interest at a rate based on the ABR.

“ABR Term SOFR Determination Day” has the meaning specified in clause (b) in the definition of “Term SOFR”.

“Account Control Agreement” means an account control agreement entered into between an Obligor, the Collateral Agent and an account bank.

“Acquisition” means, with respect to any Person, any purchase or other acquisition by such Person, regardless of how accomplished or effected (including any such purchase or other acquisition effected by way of amalgamation, merger, arrangement, business combination or other form of corporate reorganization or by way of purchase, lease or other acquisition arrangements), of (a) any other Person (including any purchase or acquisition of such number of the issued and outstanding securities of, or such portion of an equity interest in, such other Person so that such other Person becomes a Subsidiary of the purchaser or of any of its Affiliates) or of all or substantially all of the property of any other Person, (b) any royalties, streams, net smelter returns royalty interests, gross revenue royalty interests, overriding royalty interests, net profits interests, production payments, participation or offtake interests and other similar interests, however designated, in respect of one or more mineral projects or mineral products, or (c) any division, business, project, operation or undertaking of any other Person or of all or substantially all of the property of any division, business, project, operation or undertaking of any other Person.

“Additional Costs” has the meaning specified in Section 5.01(a) (Additional Costs).

“Additional Margin” means a rate per annum equal to 2.00%.

“Additional Mesabi Royalty Agreement” means the Conveyance of Royalty Interests to be entered into on or about the Closing Date, by Ironclad Royalties, LLC, as assignor, to TMCR USA Operations, as assignee, pursuant to which Ironclad Royalties, LLC will convey to TMCR USA Operations a further undivided one percent (1%) royalty interest over the Mesabi Iron Ore Mine, funded with the proceeds of the Loan as described in Section 7.14 (Use of Proceeds).

“Adjusted Term SOFR” means, for purposes of any calculation and subject to the provisions of Section 5.03(a) (Benchmark Replacement), the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

“Administrative Agent” has the meaning specified in the preamble hereto.

“Administrative Agent Account” means the account of the Administrative Agent notified to the Borrower in writing from time to time.

“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any U.K. Financial Institution.

“Affected Lender” has the meaning specified in Section 5.08 (Replacement Lenders).

“Affiliate” means, with respect to any Person, any other Person that is directly or indirectly Controlled by, under common Control with or Controls such Person.

“Agent Parties” has the meaning specified in Section 12.02(b) (Notices).

“Agreement” has the meaning specified in the preamble hereto.

“Anti-Corruption Laws” means any and all laws, rules, regulations, executive orders, decrees or statutes related to corruption or bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, Loi Sapin II, the Bribery Act 2010 of the United Kingdom, the Corruption of Foreign Public Officials Act (Canada) and the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada).

“Anti-Money Laundering Laws” means any and all laws, rules, regulations, executive orders, decrees or statutes related to terrorism financing or money laundering, including the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001 and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Applicable Law” means, with respect to any Person, any applicable constitution, statute, law, rule, regulation, ordinance, judgment, order, decree, or any published directive, guideline, requirement or other governmental rule or restriction which has the force of law, and any determination by, or interpretation of any of the foregoing by, any judicial authority or Governmental Authority, binding on a given Person whether in effect as of the date of this Agreement or as of any date thereafter.

“Applicable Lending Office” means, for each Lender, the “Lending Office” of such Lender (or of an Affiliate of such Lender) designated on Schedule 1.01(b) or such other office of such Lender (or of an Affiliate of such Lender) as such Lender may from time to time specify to the Administrative Agent and the Borrower as the office by which its Loan is to be made and maintained; provided that if any Lender at any time so designates more than one “Lending Office,” the “Applicable Lending Office” for such Lender with respect to any specific Loan (or portion thereof) held by such Lender shall be the “Lending Office” designated on the books of such Lender as the Lending Office for such Loan (or portion thereof).

“Approved Fund” means any Fund that is administered or managed by (a) Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Assignment and Assumption Agreement” means an assignment and assumption agreement in substantially the form of Exhibit C.

“Authorized Representative” means, with respect to any Person, the director, the managing director, the chief financial officer, authorized representative or any attorney-in-fact of such Person.

“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 5.03(d) (Benchmark Replacement Setting).

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

“Bail-In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time that is described in the EU Bail-In Legislation Schedule; and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their Affiliates (other than through liquidation, administration or other insolvency proceedings).

“Bankruptcy and Insolvency Law” means the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Canada Business Corporations Act, the Winding-up and Restructuring Act (Canada), the Bankruptcy Code and all other liquidation, winding-up, dissolution, bankruptcy, assignment for the benefit of creditors, conservatorship, moratorium, receivership, administrative receivership, insolvency, plan or scheme of arrangement, restructuring, reorganization, proposal or similar statutes, laws, rules and regulations of Canada, or any province or territory thereof or any other applicable jurisdictions, in effect from time to time, and, for greater certainty, including any provisions of corporate statutes providing for a stay of proceedings or the compromise or arrangement of debts.

“Bankruptcy Code” means title 11 of the United States Code, 11 U.S.C. §§ 101 – 1532, as amended.

“Benchmark” means, initially, the Term SOFR Reference Rate; provided that, if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 5.03(a) (Benchmark Replacement Setting).

“Benchmark Replacement” means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	the sum of: (i) Daily Simple SOFR and (ii) 0.26161% (26.161 basis points); or

(b)	the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected by the Majority Lenders and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body, and (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark:

(a)	in the case of clause (a) or (b) of the definition of “Benchmark Transition Event”, the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof); or

(b)	in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) have been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, if such Benchmark is a term rate, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)	a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof);

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide such Benchmark (or such component thereof) or, if such Benchmark is a term rate, any Available Tenor of such Benchmark (or such component thereof); or

(c)	a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such Benchmark (or such component thereof) or, if such Benchmark is a term rate, all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, if such Benchmark is a term rate, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.03 (Benchmark Replacement Setting) and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 5.03 (Benchmark Replacement Setting).

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Borrower” has the meaning specified in the preamble hereto.

“Borrower Advance Date” has the meaning specified in Section 4.05(b) (Non-Receipt of Funds by the Administrative Agent).

“Borrower Required Payment” has the meaning specified in Section 4.05(b) (Non-Receipt of Funds by the Administrative Agent).

“Budget” means a budget prepared and delivered by the Borrower to the Administrative Agent, in form and substance satisfactory to the Lenders (acting reasonably), setting forth the forecast revenues, general and administrative costs (including taxes) and Financing Costs of the Obligors from the Closing Date through the Maturity Date.

“Business Day” means any day on which banks are open for business in New York, New York, U.S., Sydney, Australia and Toronto, Canada.

“Canadian Security Agreement” means the Ontario-law general security agreement executed by each of the Borrower and TMCR Operations in Canada in favour of the Collateral Agent, creating a first-priority security interest (subject only to Permitted Encumbrances) in all of their present and after-acquired tangible and intangible property and assets in Canada.

“Capitalized Leases” means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases.

“Cash Equivalents” means (i) marketable direct obligations issued by, or unconditionally guaranteed by, the government of Canada or any agency thereof, and backed by the full faith and credit of Canada, in each case maturing within one year from the date of acquisition; and (ii) certificates of deposit, time deposits, overnight bank deposits maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of Canada, or Canadian branch of a foreign bank, in each case having at the date of acquisition thereof combined capital and surplus of not less than $500,000,000 or the equivalent amount in any other currency.

“Casualty Event” means any damage to, or destruction or loss of, any property of the Borrower or any of its Subsidiaries.

“Change of Control” means the occurrence of any of the following after the Closing Date:

(a)	any Person, or group of any Persons, acting jointly or in concert or who would be deemed to be acting jointly or in concert, as determined pursuant to applicable securities laws and regulations, acquires, directly or indirectly, in a single consummated transaction or in a related series of consummated transactions, by way of amalgamation, merger, consolidation or other business combination or purchase of beneficial ownership (as determined pursuant to applicable securities laws and regulations), Equity Interests of the Borrower representing more than 50% of the total voting power of Borrower’s Equity Interests (provided that, for the purposes of this clause (a), beneficial ownership arising solely from ownership of the Convertible Notes, or of any Equity Interests deliverable upon conversion of the Convertible Notes prior to actual conversion thereof, shall be disregarded).

(b)	The Borrower ceases to own, directly or indirectly, 100% of the Equity Interests of TMCR Operations or TMCR USA Holdings; or

(c)	TMCR USA Holdings ceases to own, directly or indirectly, 100% of the Equity Interests of TMCR USA Operations.

“Closing Date” means August 24, 2026 or such other date as shall be agreed upon in writing by the Administrative Agent, on behalf of the Lenders, and the Borrower.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means the “Collateral” as defined in any Security Document.

“Collateral Agent” means Macquarie Bank Limited.

“Communications” has the meaning specified in Section 12.02(b) (Notices).

“Compliance Certificate” means a certificate of an Authorized Representative of the Borrower, substantially in the form of Exhibit D (Form of Compliance Certificate).

“Condemnation Event” means any taking, seizure, confiscation, requisition, exercise of rights of eminent domain, public improvement, inverse condemnation, condemnation or similar action or threat of any such action of or proceeding of any portion of any property of the Borrower or any Subsidiary by any Governmental Authority or other Person.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “ABR”, the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 5.05 (Compensation), the formula for calculating any successor rates identified pursuant to the definition of “Benchmark Replacement,” the formula, methodology or convention for applying the successor floor to the successor Benchmark Replacement and other technical, administrative or operational matters) that the Majority Lenders in their reasonable discretion in consultation with the Borrower decide are required to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Majority Lenders in a manner substantially consistent with market practice (or, if the Majority Lenders decide that adoption of any portion of such market practice is not administratively feasible or if the Majority Lenders determine that no market practice for the administration of any such rate exists, in such other manner of administration as the Majority Lenders reasonably determine in consultation with the Borrower is necessary in connection with the administration of this Agreement and the other Loan Documents).

“Consolidated EBITDA” means, for any Test Period the Consolidated Net Income of the Borrower for such period excluding from the calculation of Consolidated Net Income all extraordinary, unusual and all other non-recurring items, including foreign exchange losses or gains, losses or gains on foreign currency translation adjustments, plus to the extent the following amounts were deducted in calculating Consolidated Net Income during such Test Period, without duplication: (a) Interest Expense, plus (b) Income Tax Expense, plus (c) depreciation and amortization, plus (d) other non-cash items reducing Consolidated Net Income.

“Consolidated Net Income” means, for any period, the net income or loss of the Borrower and its Subsidiaries on a consolidated basis for such period determined in accordance with GAAP.

“Control” means, as to any Person, having possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of Voting Stock, by contract or otherwise. “Controlled” has a correlative meaning.

“Convertible Notes” means the convertible notes designated as the “Convertible Senior Secured Second Lien Notes due 2031” issued pursuant to the indenture dated August 24, 2026 between, among others, the Borrower, the Guarantors, U.S. Bank Trust Company, National Association, as trustee and collateral agent, as such indenture may be amended, restated or amended and restated from time to time.

“Covered Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrower under this Agreement and any other Loan Document; and (b) to the extent not otherwise described in clause (a), Other Taxes.

“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal to the greater of (a) SOFR for the day (such day, a “SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website, and (b) the Floor. If by 5:00 p.m. (New York City, New York time) on the second (2nd) U.S. Government Securities Business Day immediately following any SOFR Determination Day, SOFR in respect of such SOFR Determination Day has not been published on the SOFR Administrator’s Website, then SOFR for such SOFR Determination Day will be SOFR as published in respect of the first preceding U.S. Government Securities Business Day for which such SOFR was published on the SOFR Administrator’s Website; provided that any SOFR determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Simple SOFR for no more than three (3) consecutive SOFR Rate Days. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

“Default Interest Period” means each successive period (not in excess of six (6) months) while the Borrower hereunder is in default pursuant to Section 10.01(a) (Principal Payment Default) and Section 10.01(b) (Interest Payment Default), as the Administrative Agent shall choose (with the consent of the Majority Lenders), the first such period to commence as of the date on which such amount in default becomes due and each succeeding such period to commence immediately upon the expiry of the immediately preceding such period; provided that, in the absence of or pending such consent of Majority Lenders, each Default Interest Period shall have a duration of one (1) month.

“Defaulting Lender” means any Lender that has failed to (a) fund all or any portion of its Loan within two (2) Business Days of the date such Loan was required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (b) pay to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within two (2) Business Days of the date when due.

“Disqualified Lender” means (a) Persons that are competitors of the Borrower or any of its Affiliates identified by the Borrower to the Administrative Agent from time to time (it being understood that, notwithstanding anything herein to the contrary, in no event shall a supplement apply retroactively to disqualify any Person that has previously acquired an assignment or participation interest in any Loan, but upon effectiveness of such designation, any such Person may not acquire any Loan or participations in the Loan), (b) other Persons identified by the Borrower to the Administrative Agent on or prior to the date of this Agreement and (c) in each case of clauses (a) and (b) above, any such Person’s Affiliates that are (i) readily identifiable by name or (ii) identified by the Borrower to the Administrative Agent from time to time.

“Dollars” and “$” mean the lawful currency of the U.S.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system maintained by the U.S. Securities and Exchange Commission, or any successor system thereto.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clause (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Environmental Law” means any and all laws, rules or regulations, and any lawful orders or decrees, in each case as now or hereafter in effect and applicable to the Borrower or any of its Subsidiaries, relating to the protection of human health, safety or the environment or to emissions, discharges, Releases or threatened Releases of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes into the environment, including ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or toxic or hazardous substances or wastes.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“Erroneous Payment” has the meaning specified in Section 11.10(a) (Erroneous Payments).

“Erroneous Payment Deficiency Assignment” has the meaning specified in Section 11.10(d)(i) (Erroneous Payments).

“Erroneous Payment Impacted Class” has the meaning specified in Section 11.10(d)(i) (Erroneous Payments).

“Erroneous Payment Return Deficiency” has the meaning specified in Section 11.10(d)(i) (Erroneous Payments).

“Erroneous Payment Subrogation Rights” has the meaning specified in Section 11.10(e) (Erroneous Payments).

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” has the meaning specified in Section 10.01 (Events of Default).

“Excluded Accounts” means any bank accounts maintained in jurisdictions other than Canada used solely for payroll purposes or solely to satisfy requirements of Applicable Law, regulatory requirements or requirements of any Governmental Authority applicable in such jurisdiction.

“Excluded Subsidiary” means, at any time, any Subsidiary designated in writing by the Majority Lenders as an Excluded Subsidiary, which designation may be made in respect of (a) any Subsidiary that is prohibited by Applicable Law, its organizational documents or any contractual obligation existing at the time such Subsidiary is acquired or formed from guaranteeing the Obligations or granting security in respect thereof, to the extent of such prohibition, (b) any Subsidiary in respect of which the Borrower and the Majority Lenders determine in good faith that the cost, burden, legal risk or adverse tax consequences of providing a Guarantee or granting security is excessive in relation to the practical benefit to the Lenders; and (c) any other Subsidiary designated in writing by the Majority Lenders as an Excluded Subsidiary.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Lender or the Administrative Agent or required to be withheld or deducted from such a payment to a Lender or the Administrative Agent, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Lender or the Administrative Agent being organized under the laws of or having its principal office or, in the case of any Lender, or its Applicable Lending Office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) any U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Loan Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Loan Commitment (other than pursuant to an assignment request by the Borrower under Section 5.08(a) (Replacement Lenders)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 5.06 (Covered Taxes), amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Lender’s failure to comply with Section 5.06(e) (Covered Taxes) or Section 5.06(f) (Covered Taxes), and (d) any withholding Taxes imposed under FATCA, and (e) any Canadian withholding taxes imposed on any Lender or Administrative Agent on a payment by or on account of any obligation of a Borrower hereunder by reason of: (i) the Lender being a person with which such Borrower does not deal at arm’s length (for the purposes of the Tax Act) at the time of making such payment, (ii) the Lender being a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of such Borrower, or not dealing at arm’s length (for the purposes of the Tax Act) with a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of such Borrower, or (C) the Borrower being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of such Lender; provided that this clause (d) shall not apply to the extent that (x) the non-arm’s length relationship, (y) the recipient being a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Borrower or not dealing at arm’s length (for the purposes of the Tax Act) with a “specified shareholder” (as defined in subsection 18(5) of the Tax Act) of the Borrower, or (z) the Borrower being a “specified entity” (as defined in subsection 18.4(1) of the Tax Act) in respect of such Lender, as applicable, arises as a result of the recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any rights under this Agreement or any other Loan Document.

“Existing Mesabi Royalty Agreements” means, collectively, (i) the Royalty Purchase Agreement dated as of July 8, 2025, among Ironclad Royalties LLC, Mesabi Metallics, Mesabi Land 1 LLC, and Miranda Mineral Resources, LLC, (ii) the Conveyance of Royalty Interests, effective as of June 30, 2025, by and among Mesabi Metallics, Mesabi Land 1 LLC, and Miranda Mineral Resources, LLC, as assignors, and Ironclad Royalties LLC, as assignee, recorded in the real property records of Itasca County, Minnesota, as Document Number T000072998 and A000795410, (iii) the Royalty Purchase Agreement, dated as of May 6, 2026, among Ironclad Royalties, LLC, TMCR USA Operations Inc. and the Borrower, and (iv) the Conveyance of Royalty Interests, effective as of June 1, 2026, by Ironclad Royalties, LLC, as assignor, to TMCR USA Operations, as assignee, pursuant to which Ironclad Royalties, LLC conveyed to TMCR USA Operations the Conveyed Royalties (as defined therein), representing an undivided one percent (1%) royalty interest over the Mesabi Iron Ore Mine.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement entered into among Governmental Authorities and any fiscal or regulatory legislation adopted pursuant to any such intergovernmental agreement, or any treaty or convention among Governmental Authorities and implementing the foregoing.

“Federal Funds Rate” means, for any day, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if the day for which such rate is to be determined is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, (b) if such rate is not so published for any Business Day, the Federal Funds Rate for such Business Day shall be 0%, and (c) if such rate is less than zero for any determination, such rate shall be deemed to be 0% for purposes of such determination.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States.

“Fee Letter” means that certain fee letter, dated as of the Closing Date, between the Borrower and the Macquarie Lender.

“Financing Costs” means interest, scheduled principal (if any), fees (including Lender Fees and commitment fees), all other costs, charges, expenses and all other amounts associated with this Agreement or any other Loan Document including any applicable amounts payable to any Lender, legal and consultant fees and expenses, financial advisory fees, management and agency fees, taxes and other out-of-pocket expenses payable by or on behalf of the Borrower under or in connection with the Loan Documents.

“Fiscal Quarter” means each three-month period of the Borrower’s Fiscal Year ending on March 31, June 30, September 30 and December 31 of each calendar year.

“Fiscal Year” means the 12-month fiscal period of the Borrower ending on December 31st in any calendar year.

“Floor” means a rate of interest equal to zero percent (0.00%).

“Fund” means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities.

“GAAP” means Canadian generally accepted accounting principles applied on a consistent basis (including International Financial Reporting Standards, as applicable), as in effect from time to time.

“Governmental Authority” means any national, state, county, city, town, village, municipal or other local governmental department, commission, board, bureau, agency, authority or instrumentality of the United States or any other national, multinational or international authority, or any political subdivision of any thereof, and any person exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to any of the foregoing entities, and in each case having jurisdiction over the Persons or matters in question.

“Guarantee” has the meaning specified in Section 9.01(a) (Guarantee).

“Guaranteed Obligations” has the meaning specified in Section 9.01(a) (Guarantee).

“Guarantor” means each of TMCR Operations, TMCR USA Holdings and TMCR USA Operations, and any other Person (other than, for greater certainty, any Excluded Subsidiary) that becomes a party to this Agreement as a guarantor after the Closing Date, and “Guarantors” means all of them, collectively.

“Hedges” means any swap agreement, cap agreement, collar agreement, futures contract, forward contract or similar agreement or arrangement entered into by the Borrower or any other Obligor and designed to protect against or mitigate the effect of fluctuations in interest rates, foreign exchange rates or the prices of commodities.

“Illegality Notice” has the meaning specified in Section 5.04 (Illegality).

“Income Tax Expense” means for any Person for any period, the aggregate of all Taxes paid or payable by such Person based on the income or capital of such Person for such period, determined in accordance with GAAP.

“Indebtedness” means, in respect of any Person, at any time, without duplication, (a) all obligations of such Person for borrowed money in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, other than trade accounts payable or purchase money obligations incurred in the ordinary course of business and not overdue by more than ninety (90) days or that are subject to a bona fide dispute, (d) all obligations of such Person under Capitalized Leases, (e) the face amount of all letters of credit, bank guarantees or similar instruments issued for the account of such Person, other than letters of credit payable to suppliers in the ordinary course of business, (f) all obligations of others secured by any Lien on property owned or acquired by such Person, whether or not such obligations have been assumed, and (g) all guarantees by such Person of any of the foregoing.

“Insurance Policies” means any insurance policies maintained by an Obligor with respect to its property, business and operations, of a type and in amounts customarily maintained by similarly situated companies engaged in the same or similar business.

“Intercompany Indebtedness” means, at any time, any Indebtedness owing by an Obligor to any other Obligor; provided that such Indebtedness is unsecured and subordinated on terms satisfactory to the Administrative Agent.

“Intercreditor Agreement” means an intercreditor agreement to be entered into on or about the Closing Date among the Administrative Agent, the Collateral Agent, the trustee and collateral agent for the holders of the Convertible Notes, the Borrower and the other Obligors party thereto, in form and substance satisfactory to the Administrative Agent.

“Interest Coverage Ratio” means the ratio of Consolidated EBITDA to MBL Facility Interest Expense.

“Interest Expense” means, for any period, the aggregate of the interest expense of the Borrower and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

“Interest Payment Date” means the last day of each Interest Period applicable to the Loan.

“Interest Period” means (a) the period commencing on and including the Closing Date and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is three (3) months thereafter (or such other period as may be agreed between the Borrower and the Lenders) and (b) subsequently, each period commencing on and excluding the last day of the previous Interest Period for such Loan and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is three (3) months thereafter (subject to availability thereof) (or such other period as may be agreed between the Borrower and the Lenders); provided that (i) if any Interest Period would end on a day other than a U.S. Government Securities Business Day, such Interest Period shall be extended to the next succeeding U.S. Government Securities Business Day unless such next succeeding U.S. Government Securities Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding U.S. Government Securities Business Day, (ii) any Interest Period that commences on the last U.S. Government Securities Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last U.S. Government Securities Business Day of the last calendar month of such Interest Period, (iii) no Interest Period shall extend beyond the Maturity Date and (iv) no tenor that has been removed from this definition pursuant to Section 5.03(d) (Benchmark Replacement Setting) shall be available for specification in such Notice of Borrowing. For purposes hereof, the date of the Loan initially shall be the date on which the Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of the Loan.

“Investment” means, with respect to any Person, the making by such Person of:

(a)	any direct or indirect investment in or purchase or other acquisition of the securities of or an Equity Interest in any other Person;

(b)	any loan or advance to, or arrangement for the purpose of providing funds or credit to (excluding extensions of trade credit in the ordinary course of business in accordance with customary commercial terms), any other Person; or

(c)	any capital contribution to (whether by means of a transfer of cash or other property or any payment for property or services for the account or use of) any other Person; provided, that, for greater certainty, neither an Acquisition nor the funding of any Excluded Account shall be treated as an Investment.

“Lender” and “Lenders” mean each Person listed as a Lender on Schedule 1.01(a) and each other Person that becomes a party hereto as a Lender pursuant to Section 12.08(b) (Assignments and Participations).

“Lender Advance Date” has the meaning specified in Section 4.05(a) (Non-Receipt of Funds by the Administrative Agent).

“Lender Fees” has the meaning specified in Section 2.03 (Fees).

“Lender Required Payment” has the meaning specified in Section 4.05(a) (Non-Receipt of Funds by the Administrative Agent).

“Lien” means any lien, mortgage, pledge, security interest or other charge or encumbrance of any kind, or any other type of preferential arrangement, including the lien or retained security title of a conditional vendor or other title retention agreements, any assignment or conditional assignment and any easement, right of way or other encumbrance on title to real property.

“Loan” has the meaning specified in Section 2.01 (Loan).

“Loan Commitment Amount” means, for each Lender, the amount set forth opposite the name of such Lender in Schedule 1.01(b).

“Loan Commitments” means, for each Lender, the obligation of such Lender to make the Loan to the Borrower hereunder in an aggregate principal amount up to but not exceeding the Loan Commitment Amount of such Lender. The total Loan Commitments under this Agreement shall not exceed twenty-five million Dollars ($25,000,000) in the aggregate.

“Loan Documents” means this Agreement, the Fee Letter, the Warrant, the Notes, the Security Documents, the Intercreditor Agreement and all other agreements, documents, certificates and instruments executed and delivered to the Administrative Agent and the Lenders, or any of them, by any Obligor in connection therewith.

“Loss Proceeds” means the casualty insurance proceeds in respect of bodily injury or property damage arising from or in connection with a Casualty Event (but excluding proceeds of business interruption, delayed start-up and third-party liability insurance).

“Macquarie Lender” has the meaning specified in the preamble hereto.

“Majority Lenders” means, at any time, Lenders holding Loan Commitments and Loan representing in the aggregate more than 50% of the sum of the aggregate amount of the Loan Commitments of all Lenders at such time (but without duplication) plus the aggregate principal amount of the Loan of all Lenders outstanding at such time; provided that the Loan Commitment and Loan held by any Defaulting Lender shall be disregarded for purposes of making a determination of Majority Lenders.

“Make-Whole Amount” means, with respect to any voluntary or mandatory prepayment hereunder, an amount equal to the amount of interest (inclusive of both the Margin and the applicable Term SOFR Reference Rate) that would have been paid hereunder on the principal amount of such voluntary prepayment during the period from and including the date of such prepayment to and including the date that is the second anniversary of the Closing Date.

“Margin” means 4.00% per annum.

“Material Adverse Effect” means a material adverse effect on one or more of the following: (a) the business, assets, operations or condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, (b) the ability of the Borrower to perform any of its payment obligations or other material obligations under this Agreement, the Fee Letter or the Notes, (c) the legality, validity, binding effect or enforceability of any Loan Document, or (d) the rights and remedies of any of the Lenders or the Administrative Agent under any Loan Document.

“Material Permit” means, collectively, each license, permit or approval issued by any Governmental Authority, or any applicable stock exchange or securities commission, to any Obligor, which is material to the Permitted Business of the Obligors, taken as a whole.

“Material Document” means:

(a)	the Royalty Agreements; and

(b)	any replacement of any of the foregoing.

“Maturity Date” means the date that is twenty-four (24) months after the Closing Date, unless extended pursuant to Section 3.02; provided that if such day is not a Business Day, then the next succeeding Business Day shall be the Maturity Date, unless such succeeding Business Day would fall in the next succeeding month, in which case the Maturity Date shall be on the immediately preceding Business Day.

“MBL Facility Interest Expense” means, for any Test Period, the aggregate of the interest expense of the Borrower and its Subsidiaries for such period on account of the Obligations (which for greater certainty, does not include any interest expense in connection with any other Permitted Indebtedness), determined on a consolidated basis in accordance with GAAP.

“Mesabi Metallics” means Mesabi Metallics Company LLC.

“Mesabi Royalty Agreements” means, collectively, the Existing Mesabi Royalty Agreements and the Additional Mesabi Royalty Agreement.

“Mineral Royalty Interests” means royalties, streams, net smelter returns royalty interests, gross revenue royalty interests, overriding royalty interests, net profits interests, production payments, participation or offtake interests and other similar interests, however designated, in respect of one or more mineral projects or mineral products.

“Mortgage” means, the mortgage from TMCR USA Operations, as mortgagor, to the Collateral Agent dated on or about the Closing Date, recorded in Itasca County, Minnesota, with respect to certain real property interests of TMCR USA Operations, to mortgage all royalty interests and mineral interests owned by TMCR USA Operations, including all interests conveyed to TMCR USA Operations pursuant to (i) that certain Conveyance of Royalty Interests, effective as of June 30, 2025, and recorded March 3, 2026 as Document A000795410 and T000072998 (as assigned to TMCR USA Operations pursuant to a Conveyance of Royalty Interests, effective as of June 1, 2026, and recorded on June 2, 2026 as Document A000797353 and T000073244) and (ii) the New Royalty Agreement, sufficient to create a valid and enforceable first priority mortgage lien on such interests in favor of the Collateral Agent, securing the Obligations, free and clear of all liens, charges, encumbrances and defects, except for Permitted Encumbrances and otherwise in form and substance reasonably satisfactory to the Majority Lenders, and any amendment, restatement or supplement thereto executed from time to time, and including any supplemental mortgage thereto.

“Non-Consenting Lender” means any Lender that does not approve any consent, waiver or amendment that: (a) requires the approval of all or all affected Lenders in accordance with this Agreement; and (b) has been approved by the Majority Lenders.

“NORI Royalty Agreement” means any agreement or agreements evidencing or governing the royalty or similar economic interest held by the Borrower or any other Obligor in respect of the polymetallic nodule project located in the Clarion Clipperton Zone in the Pacific Ocean, together with all amendments, supplements, modifications, replacements, renewals and restatements thereof, operated by TMC the metals company Inc.

“Notes” has the meaning specified in Section 2.06(b) (Notes).

“Notice of Borrowing” has the meaning specified in Section 2.02 (Borrowing).

“Obligations” means all obligations and liabilities of the Borrower to the Administrative Agent and the Lenders arising under or in connection with a Loan Document, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter arising, in respect of: (a) the principal of and interest on the Loan, (b) fees payable under any Loan Document, (c) all other amounts payable by the Borrower to any Lender or the Collateral Agent pursuant to any Loan Document, including any premium, reimbursements, damages, expenses, fees, costs, charges, disbursements, indemnities, and other liabilities (including all fees, charges, expenses and disbursements of counsel to any Lender or the Collateral Agent) due and payable to any Lender or the Collateral Agent and including interest that would accrue on any of the foregoing during the pendency of any bankruptcy or related proceeding with respect to the Borrower and (d) the performance and observance of all of the covenants and agreements made by the Borrower for the benefit of the Lenders or the Collateral Agent under and in connection with any Loan Document.

“Obligors” means, collectively, the Borrower, the Guarantors, and the Subsidiaries.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Other Connection Taxes” means, with respect to any Lender or the Administrative Agent, Taxes imposed as a result of a present or former connection between such Lender or the Administrative Agent and the jurisdiction imposing such Tax (other than connections arising from such Lender or the Administrative Agent having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced by this Agreement or any other Loan Document, or sold or assigned an interest in any Loan or this Agreement or any other Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 5.08(a) (Replacement Lenders)).

“Participant” has the meaning specified in Section 12.08(h) (Assignments and Participations).

“Participant Register” has the meaning specified in Section 12.08(i) (Assignments and Participations).

“Payment Recipient” has the meaning specified in Section 11.10(a) (Erroneous Payments).

“Periodic Term SOFR Determination Day” has the meaning specified in the definition of “Term SOFR”.

“Permitted Acquisition” means an Acquisition that meets the following criteria:

(a)	the business of the Person being acquired or the assets being acquired are used in or related to the Permitted Business,

(b)	the Borrower has provided to the Administrative Agent a certificate certifying and demonstrating that after giving effect to the Acquisition, the Borrower will continue to be in compliance with the financial covenants set forth in Section 8.29;

(c)	such Acquisition will not result in a Change of Control;

(d)	the Property being acquired is located in, or the Person being acquired is formed in, or the royalty asset is governed by and relates to mining projects located in, a jurisdiction which is not a Sanctioned Jurisdiction; and

(e)	such Acquisition complies with Section 8.24, including the additional collateral and security requirements set out therein.

“Permitted Acquisition Indebtedness” means Indebtedness consisting of seller notes, deferred purchase price obligations, earn-out obligations, milestone or option payment obligations or other deferred consideration obligations, in each case incurred in connection with the Acquisition of Mineral Royalty Interests (or of any Person substantially all of whose assets consist of Mineral Royalty Interests) and consented to in writing by the Majority Lenders.

“Permitted Business” means the lines of business conducted by the Borrower and its Subsidiaries on the Closing Date and any business incidental, substantially similar or complementary to or which is reasonably related thereto.

“Permitted Encumbrances” means (a) any Lien securing Indebtedness hereunder, (b) Liens securing the obligations in respect of the Convertible Notes to the extent permitted under Section 8.21, (c) Liens for Taxes not delinquent or being contested in good faith and by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP and Liens for customs duties that have been deferred in accordance with Applicable Law, (d) Liens to secure obligations under workmen’s compensation, social security or similar laws, or under unemployment insurance, (e) Liens to secure Permitted Indebtedness under clause (d) of such defined term, provided that any such Lien shall only attach to the assets acquired or financed thereby, (f) Liens on cash collateral in an amount not to exceed $400,000 to secure the Permitted Indebtedness described in clause (f) of such defined term, (g) Liens arising out of judgments, attachments or awards not constituting an Event of Default hereunder, (h) Liens on advances of cash or Cash Equivalents or earnest money deposits made in favour of the seller of any Mineral Royalty Interests or other property to be acquired in an Investment permitted hereunder, to be applied against the purchase price therefor, and (i) other Liens consented to by the Majority Lenders in writing.

“Permitted Indebtedness” means:

(a)	the Obligations;

(b)	Indebtedness in respect of the Convertible Notes in an aggregate principal amount not to exceed $140,035,000, plus any increase in such principal amount resulting from interest payable-in-kind (capitalized interest) interest capitalized in accordance with the terms of the Convertible Notes; provided that the Indebtedness described in this clause (b) shall at all times be subject to the terms of the Intercreditor Agreement;

(c)	Permitted Hedges;

(d)	Indebtedness in respect of Purchase Money Security Interests and Capitalized Leases in an aggregate amount not exceeding $1,000,000 at any time;

(e)	Intercompany Indebtedness;

(f)	Indebtedness in respect of Service Agreements incurred in the ordinary course of business in an aggregate amount not exceeding $400,000 at any time;

(g)	Permitted Acquisition Indebtedness;

(h)	unsecured Indebtedness in an aggregate amount not exceeding $100,000 at any time; and

(i)	other Indebtedness expressly consented to by the Majority Lenders in writing from time to time.

“Permitted Hedge” means any Hedge consented to in writing by the Majority Lenders.

“Person” means any individual, corporation, partnership, limited liability company, contractual mining company, joint venture, association, joint stock company, trust, unincorporated organization, government agency, government or political subdivision thereof.

“Platform” has the meaning specified in Section 12.02(b) (Notices).

“PPSA” means the Personal Property Security Act (British Columbia) as in effect from time to time and the regulations and orders made thereunder, or, in respect of collateral located in a Canadian province other than Ontario, the personal property security act, regulations and orders in effect in such other province from time to time (including, if applicable, the Civil Code of the Province of Quebec).

“Prime Rate” means the rate of interest per annum publicly last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. (or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as reasonably determined by the Borrower and the Administrative Agent) or any similar release by the Federal Reserve Board (as reasonably determined by the Borrower and the Administrative Agent)). Any change in the Prime Rate shall take effect at the opening of business on the day such change is publicly announced or quoted as being effective.

“Proceeding” means (a) any liquidation, dissolution or other winding up of the Borrower, whether partial or complete and whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or (b) any proceedings for the readjustment or extension of Indebtedness of the Borrower, any composition, arrangement or assignment for the benefit of creditors or any other marshalling of assets and liabilities of the Borrower, incurred by the Borrower or a Subsidiary of the Borrower to finance or refinance all or any portion of the costs of the acquisition, construction, development, improvement or expansion of any project (including costs such as escalation, interest during construction and financing and refinancing costs) and in respect of which the recourse of the holders of any such Indebtedness for the payment, repayment and prepayment of such Indebtedness is limited to (i) guarantees or other credit support provided during the period prior to successful completion of the relevant completion tests applicable to such project and/or (ii) if such Indebtedness is incurred by a Subsidiary of the Borrower, such Subsidiary.

“Proceeds Utilization Report” shall have the meaning assigned to such term in Section 6.01(l), substantially in the form attached hereto as Schedule 6.01(h).

“Property” means, unless otherwise specifically limited, real or personal property of any kind, tangible or intangible, choate or inchoate.

“Prospective Default” means any event or condition that, with the giving of notice or lapse of time, or both, would constitute an Event of Default.

“Purchase Money Security Interest” means a Lien created or assumed by any Obligor securing Indebtedness incurred to finance the unpaid acquisition price (including any installation costs or costs of construction) of Property provided that (a) such Lien is created substantially concurrently with the acquisition of such Property, (b) such Lien does not at any time encumber any Property other than the Property and the proceeds thereof financed or refinanced (to the extent the principal amount is not increased) by such Indebtedness, (c) the amount of Indebtedness secured thereby is not increased subsequent to such acquisition, and (d) the principal amount of Indebtedness secured by any such Lien at no time exceeds 100% of the original purchase price of such Property at the time it was acquired, installed or constructed and for the purposes of this definition the term “acquisition” will include a Capitalized Lease and the term “acquire” will have a corresponding meaning.

“Register” has the meaning specified in Section 12.08(g) (Assignments and Participations).

“Regulation D” means Regulation D of the Federal Reserve Board (or any successor) as the same may be modified and supplemented and in effect from time to time.

“Regulation T” means 12 C.F.R. Part 220 (Credit by Brokers and Dealers).

“Regulation U” means 12 C.F.R. Part 221 (Credit by Banks and Persons Other than Brokers or Dealers for the Purpose of Purchasing or Carrying Margin Stock).

“Regulation X” means 12 C.F.R. Part 224 (Borrowers of Securities Credit).

“Regulatory Change” means, with respect to any Lender, the occurrence after the date of this Agreement of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any governmental or monetary authority charged with the interpretation or administration thereof or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) by any governmental or monetary authority, in each case under clause (a), (b) or (c) of this definition, to the extent applying to a class of financial institutions including such Lender; provided that, notwithstanding anything herein to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III or CRD IV, shall in each case be deemed to be a “Regulatory Change,” regardless of the date enacted, adopted or issued.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Resolution Authority” means an EEA Resolution Authority or, with respect to any U.K. Financial Institution, a U.K. Resolution Authority.

“Restricted Payment” means (i) any dividend or distribution (in cash, property or obligations) on or any other payment or distribution on account of or any payment for or any purchase, redemption, retirement or other acquisition, directly or indirectly of, any ownership interests in the Borrower, (ii) any option or warrant for the purchase or acquisition of any such ownership interests, (iii) interest and principal repayment on any intercompany loans, (iv) any payment of cash interest owing under the Convertible Notes, (v) any prepayment of principal of the Convertible Notes prior to the maturity date thereof, or (vi) the setting apart of any money for a sinking or other analogous fund for any of the foregoing.

“Royalty Agreements” means, collectively, the Mesabi Royalty Agreements and the NORI Royalty Agreement.

“Royalty Revenue” means, for a period, the consolidated revenue of the Borrower for such period derived from the Royalty Agreements, as such revenues are calculated and disclosed in accordance with each of the Royalty Agreements.

“SAF Facility” means the existing debt facility of the Borrower or its Affiliates in favour of American Life & Security Corp.

“Sanctioned Jurisdiction” means each of the Islamic Republic of Iran, the Democratic Peoples’ Republic of Korea (North Korea), the Republic of Cuba, the Syrian Arab Republic (Syria), the Crimea, Sevastopol, Luhansk, Donetsk, Kherson and Zaporischya regions of Ukraine (Crimea, Sevastopol, Luhansk, Donetsk, Kherson, Zaporischya) or any country, region or territory that is, or whose government is, subject of country-wide, region-wide or territory-wide Sanctions broadly prohibiting dealings with such country, region, territory or government.

“Sanctioned Person” means any individual or entity (a) identified on a Sanctions List, (b) located, operating, organized or resident in a country or territory that is in, or whose government or any agency or instrumentality of any government is in, any Sanctioned Jurisdiction, (c) owned or controlled by, or acting on behalf of, directly or indirectly, any individual or entity described in the foregoing clause (a) or (b), or (d) otherwise the subject or target of any Sanctions.

“Sanctions” means any applicable economic or financial sanctions or trade embargoes imposed, administered or enforced by any Sanctions Authority.

“Sanctions Authority” means (a) the U.S. government, including OFAC and the U.S. Department of State, (b) the United Kingdom, including His Majesty’s Treasury, (c) the United Nations Security Council, (d) the European Union or any European Union member state, (e) the Hong Kong Monetary Authority, (f) the Department of Foreign Affairs and Trade of Australia, (g) Government of Canada, (h) the respective departments and agencies of any of the foregoing, including Global Affairs Canada and (i) any other relevant national or supra-national governmental body with jurisdiction over the Borrower and its Subsidiaries.

“Sanctions List” means any list of designated individuals or entities maintained by any Sanctions Authority, including the Specially Designated Nationals and Blocked Persons List maintained by OFAC, the Consolidated List of Financial Sanctions Targets maintained by His Majesty’s Treasury of the United Kingdom.

“Security Documents” means (i) the Canadian Security Agreement, (ii) the U.S. Security Agreement, (iii) any Account Control Agreements, (iv) the Mortgage, and (v) any other documents delivered or required to be delivered (as the case may be) pursuant to this Agreement to or for the benefit of each of the Lenders at or before such time to secure directly or indirectly, the payment or performance of any of the Obligations.

“Service Agreements” means any ordinary course cash management, payroll, credit card or other similar banking services provided by a bank or other financial institution.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Administrator’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.

“SOFR Determination Day” has the meaning specified in the definition of “Daily Simple SOFR”.

“SOFR Loan” means a Loan when it bears interest at a rate based on Adjusted Term SOFR, other than pursuant to clause (c) of the definition of “ABR”.

“SOFR Rate Day” has the meaning specified in the definition of “Daily Simple SOFR”.

“Solvent” means, with respect to any Person, that as of the date of determination, both (a) (i) the sum of such Person’s Indebtedness (including contingent liabilities) does not exceed the present fair saleable value of such Person’s present assets, (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the applicable date of determination and (iii) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, Indebtedness beyond its ability to pay such Indebtedness as it becomes due (whether at maturity or otherwise), (b) such Person is “solvent” within the meaning given that term and similar terms under the Bankruptcy Code and Applicable Laws relating to fraudulent transfers and conveyances and (c) with respect to any Person that is organized under the laws of Canada or a province or territory thereof, such Person is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada). For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under GAAP).

“Subsidiary” of a Person means a corporation, limited liability company or other entity more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by a Person or by one or more Subsidiaries of that Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to only a Subsidiary or Subsidiaries of the Borrower whether existing on the Closing Date or created or acquired during the term of the Loan.

“Tax” means any present or future tax, levy, impost, duty, deduction, assessment, fee, or other charge or withholding (including backup withholding) of a similar nature imposed by any Governmental Authority (including any penalty, additions to tax or interest applicable thereto).

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended.

“Term SOFR” means,

(a)	for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. New York City, New York time, on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day, and

(b)	for any calculation with respect to an ABR Loan on any day, the Term SOFR Reference Rate for a tenor of one month on the day (such day, the “ABR Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to such day, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. New York City, New York time, on any ABR Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such ABR Term SOFR Determination Day;

“Term SOFR Adjustment” means a percentage equal to 0.1% per annum.

“Term SOFR Administrator” means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Test Period” at any time means the most recently completed Fiscal Quarter.

“TMCR USA Account” shall mean account number ● of TMCR USA Operations.

“TMCR Operations” means TMCR Operations Inc., a British Columbia corporation.

“TMCR USA Holdings” means TMCR USA Holdings Inc., a Delaware corporation.

“TMCR USA Operations” means TMCR USA Operations Inc., a Delaware corporation.

“UCC” means the Uniform Commercial Code as in effect in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

“U.K. Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain Affiliates of such credit institutions or investment firms.

“U.K. Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any U.K. Financial Institution.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Unrestricted Cash” means cash and Cash Equivalents of the Obligors:

(c)	over which there are no Liens other than Permitted Encumbrances; and

(d)	that is on deposit in an account governed by an Account Control Agreement in favour of the Collateral Agent.

“U.S.” means the United States of America.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“U.S. Security Agreement” means a U.S. law pledge and security agreement executed by each of TMCR USA Holdings, TMCR USA Operations and each other Guarantor with tangible personal property located in the U.S. in favour of the Collateral Agent, creating a first-priority security interest (subject only to Permitted Encumbrances) in all of their present and after-acquired tangible and intangible property and assets in the U.S.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. 107-56).

“Voting Stock” with respect to any Person, means Equity Interests the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of a contingency.

“Warrant” means the warrant to be entered into on the Closing Date between the Borrower and the Macquarie Lender, pursuant to which the Borrower shall issue to the Macquarie Lender 500,000 warrants to purchase Equity Interests of the Borrower, having a five (5) year expiry and an exercise price equal to the exercise price of the Convertible Notes.

“Write-Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any U.K. Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.02	Interpretation

In this Agreement and in the Schedules and Exhibits hereto, except to the extent that the context otherwise requires:

(a)	Section headings in this Agreement and the Table of Contents are for convenience only and shall not affect the interpretation of this Agreement;

(b)	unless otherwise specified, references to Articles, Sections, paragraphs, clauses, Schedules and Exhibits are references to Articles, Sections, paragraphs and clauses of, and Schedules and Exhibits to, this Agreement;

(c)	references to any document or agreement, including this Agreement, shall be deemed to include references to such document or agreement as amended, supplemented or replaced from time to time in accordance with its terms and (where applicable) subject to compliance with the requirements set forth therein;

(d)	references to any party to this Agreement or any other document or agreement shall include its successors or permitted assigns;

(e)	unless otherwise provided, any interest, fee, commission or other amount payable in respect of any period shall accrue from (and including) the first (1st) day of that period up to (but excluding) the last day of that period;

(f)	the use of the words “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter; and

(g)	the words “hereof,” “herein” and “hereunder” and other words of similar import used in this Agreement refer to this Agreement as a whole and not to any particular part of this Agreement.

1.03	Accounting Principles

(a)	All computations and determinations as to financial matters, and all financial statements to be delivered under this Agreement shall be made or prepared in accordance with GAAP (including principles of consolidation where appropriate) applied on a consistent basis (except to the extent approved or required by the independent public accountants certifying such statements and disclosed therein).

(b)	If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in this Agreement, and either the Borrower or the Majority Lenders shall so request, the Administrative Agent and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Majority Lenders and the Borrower); provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP in effect prior to such change and (ii) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably required by the Majority Lenders setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

1.04	Rates

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, (a) any determinations, decisions or elections in connection with any event giving rise to the inability to determine any Benchmark or the giving of any notice in connection therewith, (b) the continuation of, administration of, submission of, calculation of or any other matter related to ABR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referenced in the definition thereof or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as ABR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (c) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its Affiliates and/or other related entities may engage in transactions that affect the calculation of ABR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any other Benchmark, any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services to ascertain ABR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, any Benchmark or Benchmark Replacement, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. The Administrative Agent shall not be liable for any inability, failure or delay on its part to perform any of its duties set forth in this Agreement as a result of the unavailability of ABR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, any Benchmark and absence of a designated replacement Benchmark, including as a result of any inability, delay, error or inaccuracy on the part of any other transaction party, including the Majority Lenders, in providing any direction, instruction, notice or information required or contemplated by the terms of this Agreement and reasonably required for the performance of such duties. In the event the Administrative Agent on any interest determination date is required, but is unable, to determine any Benchmark or other applicable Benchmark Replacement in accordance with the procedures set out in this Agreement, the Benchmark will be the Benchmark as determined on the previous interest determination date.

Article II
Loan; Promissory Notes; etc.

2.01	Loan

Each Lender severally agrees on the terms and conditions set forth herein, to make a senior term loan in Dollars to the Borrower on the Closing Date (the “Loan”) in an aggregate principal amount not to exceed twenty-five million Dollars ($25,000,000). Amounts borrowed under this Section 2.01 and repaid or prepaid may not be reborrowed.

2.02	Borrowing

(1)	The Loan shall be available to the Borrower in a single advance on the Closing Date. Any portion of the Loan not drawn on the Closing Date shall cease to be available.

(2)	The Borrower shall give the Administrative Agent (who shall promptly notify the Lenders) notice of the borrowing of the Loan, which notice shall be irrevocable and effective upon receipt, such notice to be substantially in the form of Exhibit A (the “Notice of Borrowing”), by no later than (10:00 a.m., New York City, New York time) on the date that is at least three (3) U.S. Government Securities Business Days prior to the date of the proposed borrowing of the Loan (or such shorter period as may be agreed to by the Lenders).

2.03	Fees

The Borrower shall pay to the Administrative Agent for the account of each Lender certain fees as set forth in the Fee Letter (the “Lender Fees”).

2.04	Lending Offices

(a)	The Loan made by each Lender shall be maintained at such Lender’s Applicable Lending Office.

(b)	If a change in a Lender’s Applicable Lending Office in relation to all or any portion of that Lender’s Loan would, due to circumstances existing at the time of a change in Applicable Lending Office, result in increased costs under Article V (Yield Protection, Etc.) from the costs imposed on the Borrower in respect of that Lender prior to the change in that Lender’s Applicable Lending Office, then the Borrower will not be obligated to pay any such increased costs from the date of the change in Applicable Lending Office (although the Borrower shall be obligated to pay any other increased costs in accordance with Article V (Yield Protection, Etc.) resulting from changes after the date of the change, other than as a result of any further changes to a Lender’s Applicable Lending Office in accordance with this Section 2.04(b) (Lending Offices)).

2.05	Several Obligations; Remedies Independent

(a)	The failure of any Lender to make any Loan to be made by it on the date specified therefor shall not relieve any other Lender of its obligation to make any Loan on such date or any other date, but neither any Lender nor the Administrative Agent shall be responsible for the failure of any Lender to make any Loan to be made by such Lender, and (except as otherwise provided in Section 4.05 (Non-Receipt of Funds by the Administrative Agent)) no Lender shall have any obligation to either the Administrative Agent or any other Lender for the failure by such Lender to make any portion of the Loan required to be funded by such Lender; provided that nothing in this Section 2.05(a) (Several Obligations; Remedies Independent) shall be deemed to relieve any Lender from its obligation to make its Loan hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any failure by such Lender to make a Loan hereunder.

(b)	The amounts payable by the Borrower at any time hereunder, under the Fee Letter and under the Notes shall be a separate and independent debt and, except as otherwise provided herein, each Lender shall be entitled to protect and enforce its rights arising out of this Agreement, the Fee Letter, the Notes and the Loan, and it shall not be necessary for any other Lender or the Administrative Agent to consent to, or be joined as an additional party in, any proceedings for such purposes.

2.06	Notes

(a)	Each Lender may maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrower to such Lender resulting from the proportionate share of the Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder. In the case of a Lender that does not request, pursuant to clause (b) below, execution and delivery of a Note evidencing the Loan made by such Lender to the Borrower, such account or accounts shall, to the extent not inconsistent with the notations made by the Borrower in the Register, be prima facie evidence of such Indebtedness of the Borrower absent manifest error; provided that the failure of any Lender to maintain such account or accounts or any error in any such account shall not limit or otherwise affect any repayment obligations of the Borrower hereunder.

(b)	The Borrower agrees that, upon the request by any Lender, the Borrower will execute and deliver to such Lender a promissory note substantially in the form of Exhibit B (Form of Note) (each, a “Note”) payable to such Lender in an amount equal to such Lender’s Loan evidencing the Loan made by such Lender. The Borrower hereby irrevocably authorizes each Lender to make (or cause to be made) appropriate notations on the grid attached to such Lender’s Notes (or on any continuation of such grid), which notations, if made, shall evidence, inter alia, the date of, the outstanding principal amount of, and the interest rate and Interest Period applicable to the Loan evidenced thereby. Such notations shall, to the extent not inconsistent with the notations made by the Borrower in the Register, be prima facie evidence of the applicable Indebtedness of the Borrower absent manifest error; provided that the failure of any Lender to make any such notations or any error in any such notations shall not limit or otherwise affect any obligations of the Borrower. A Note and the obligation evidenced thereby may be assigned or otherwise transferred in whole or in part only in accordance with Section 12.08(b) (Assignments and Participations).

Article III
Payments of Principal and Interest

3.01	Repayment of Loan

The Borrower hereby promises to pay to the Administrative Agent for the account of each Lender the principal amount of such Lender’s Loan (as such amount may be reduced from time to time in accordance with Section 3.04(a) (Voluntary Prepayment of Loan) and Section 3.05 (Mandatory Prepayments of Loan)) in full on the Maturity Date, together with accrued and unpaid interest and any other accrued and unpaid charges thereon and all other obligations due and payable to such Lender under this Agreement in respect of the Loan.

3.02	Extension Option

Notwithstanding the provisions of Section 3.01, the Borrower may elect, by written notice to the Administrative Agent, to extend the Maturity Date for an additional twelve (12) months following the initial Maturity Date set out hereunder, such election to be made at any time prior to the first anniversary of the Closing Date, such extension to be effective provided that:

(a)	the Borrower shall have paid to the Administrative Agent for the account of the Lenders an extension fee equal to 2.00% of the outstanding principal amount of the Loan at the time of such extension which fee shall have been paid by no later than fifteen (15) Business Days prior to such first anniversary of the Closing Date;

(b)	no Event of Default shall have occurred and be continuing at the commencement date of such extension period; and

(c)	no Material Adverse Effect shall have occurred.

3.03	Interest

(a)	The Borrower hereby promises to pay to the Administrative Agent for the account of each Lender interest on the outstanding principal amount of the Loan at a rate per annum in respect of each Interest Period equal to the Adjusted Term SOFR for such Loan plus (i) the Margin and (ii) upon the occurrence and during the continuation of any Event of Default, the Additional Margin.

(b)	Accrued interest on the outstanding principal amount of the Loan shall be payable in arrears (i) on each Interest Payment Date and (ii) upon the payment or prepayment of such Loan (but only on the amount paid or prepaid).

(c)	The applicable ABR, Term SOFR, any Benchmark or any alternative successor or replacement rate shall be determined by the Borrower and the Administrative Agent (acting on instructions on the Majority Lenders), and such determination shall be conclusive absent manifest error. Promptly after the determination of any interest rate provided for herein or any change therein, the Borrower shall give notice thereof to the Lenders.

(d)	If any installment of principal or any other amount (including interest on a Loan, any Make-Whole Amount and/or any compensation payable pursuant to Section 5.05 (Compensation)) payable hereunder is not paid in full when due (whether at the stated due date, by prepayment, acceleration or otherwise), the Borrower hereby agrees to pay from time to time, upon demand, interest on the amount past due and unpaid for such period of time within each related Default Interest Period during which such amount shall remain due and unpaid at a rate per annum equal to the sum of Term SOFR for such Default Interest Period plus the applicable Margin plus the Additional Margin.

3.04	Voluntary Prepayment of Loan

(a)	Voluntary Prepayments. Subject to Section 4.02 (Pro Rata Treatment), the Borrower shall have the right to prepay the Loan, in whole or in part, at any time or from time to time, subject to concurrent payment of: (i) all accrued and unpaid interest on the amount so prepaid up to but excluding the date of such prepayment, plus (ii) the Make-Whole Amount, plus (iii) all other Obligations then due and payable (including the compensation (if any) required under Section 5.05 (Compensation)), provided that: (A) the Borrower shall give the Administrative Agent notice of each such prepayment as provided in Section 3.04(b) (Notices, Etc.) hereof (and, subject to any condition precedent thereto specified in such notice of prepayment, upon the date specified in any such notice of prepayment, the amount to be prepaid shall become due and payable hereunder) and (B) each partial prepayment of principal of the Loan shall be in an aggregate amount at least equal to one million ($1,000,000) Dollars and, if greater, shall be in integral multiples of one hundred thousand ($100,000) Dollars in excess thereof.

(b)	Notices, Etc. The Borrower shall notify the Administrative Agent of any voluntary prepayment hereunder not later than 10:00 a.m., New York City, New York time, three (3) days before the date of prepayment. Each such notice shall specify the prepayment date and the principal amount of the Loan to be prepaid. Promptly following receipt of any such notice, the Administrative Agent shall advise the relevant Lenders of the contents thereof. Prepayments of the Loan under this Section 3.04 (Voluntary Prepayment of Loan) shall be accompanied by (i) accrued interest thereon to the extent required by Section 3.03 (Interest) and (ii) the compensation (if any) required under Section 5.05 (Compensation) and shall be applied in the inverse order of maturity, pro rata among the Lenders against the then-remaining scheduled principal installments of the Loan, as directed by the Borrower.

3.05	Mandatory Prepayments of Loan

The Borrower shall prepay the Loan in the following amounts, together with accrued interest thereon, in the event an Obligor receives any of the following proceeds, in each case, promptly following receipt:

(a)	an amount equal to one hundred percent (100%) of the amount of the net proceeds received from any sale, transfer or other disposal of any assets of such Obligor in excess of one million ($1,000,000) Dollars; provided that no such prepayment shall be required to the extent that the Borrower delivers, within five (5) Business Days of receipt of such proceeds, a certificate to the Lenders certifying that such proceeds shall be applied towards the replacement of such sold, transferred or disposed assets within 180 days of the receipt of such proceeds and the Borrower effectively applies such proceeds as certified;

(b)	one hundred percent (100%) of the amount of the net Loss Proceeds in connection with any Casualty Event that are not otherwise reinvested within 180 days in Property similar to that which gave rise to such Loss Proceeds unless otherwise permitted by the Lender in writing;

(c)	an amount equal to one hundred percent (100%) of the amount of the net proceeds resulting from any Condemnation Event; and

(d)	an amount equal to one hundred percent (100%) of any amounts received as termination payment or liquidated damages under any Material Document.

All prepayments under this Section 3.05 (Mandatory Prepayments of Loan) shall be made together with together with (i) all accrued and unpaid interest on the amount so prepaid up to but excluding the date of such prepayment, plus (ii) the Make-Whole Amount, plus (iii) all other Obligations then due and payable (including the compensation (if any) required under Section 5.05 (Compensation)).

3.06	Treatment of Make-Whole Amount

Notwithstanding anything in this Agreement to the contrary, if the Loan is accelerated or otherwise becomes due prior to the Maturity Date as a result of an Event of Default (such date being the “Make-Whole Effective Date”), the Make-Whole Amount shall automatically be due and payable as though the Loan had been optionally repaid on the Make-Whole Effective Date and shall constitute part of the Obligations owing with respect to the Loan, whether due to acceleration pursuant to the terms of this Agreement or by operation of Applicable Law (including on account of any filing under Bankruptcy Laws).

In view of the impracticability and difficulty of ascertaining the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such acceleration, and by mutual agreement of the parties as to the reasonable estimation and calculation of each Lender’s lost profits or damages as a result thereof:

(a)	if the Make-Whole Amount becomes due and payable pursuant to this Agreement (including as a result of any optional or mandatory prepayment pursuant to Section 3.04 or 3.05), such Make-Whole Amount shall be deemed to be part of the principal amount of the Loan and interest shall accrue on such principal amount (including the Make-Whole Amount) from and after the Make-Whole Effective Date or the date on which such optional or mandatory prepayment is made or due, as applicable. In the event the Make-Whole Amount is determined not to be due and payable by order of any court of competent jurisdiction, including by operation of any Bankruptcy Laws, despite the occurrence of the applicable Event of Default, such Make-Whole Amount shall nonetheless constitute Obligations for all purposes hereunder.

(b)	each Obligor hereby waives the provisions of any present or future statute or law that prohibits or may prohibit the collection of the Make-Whole Amount and any defense to payment, whether such defense may be based in public policy, ambiguity, or otherwise;

(c)	each Obligor acknowledges and agrees, and waives any argument to the contrary, that payment of the Make-Whole Amount does not constitute a penalty or an otherwise unenforceable or invalid obligation; and

(d)	each Obligor further acknowledges and agrees that (i) the Make-Whole Amount is reasonable and is the product of an arm’s- length transaction between sophisticated business people, ably represented by counsel, (ii) the Make-Whole Amount shall be payable notwithstanding the then prevailing market rates at the time payment is made, (iii) there has been a course of conduct between the Lenders and the Obligors giving specific consideration in this transaction for such agreement to pay the Make-Whole Amount, (iv) the Obligors shall be estopped hereafter from claiming differently than as agreed to in this Section 3.06, (v) their agreement to pay the Make-Whole Amount is a material inducement to the Lenders to make the Loan, and (vi) the Make-Whole Amount represents a good faith, reasonable estimate and calculation of the lost profits, losses or other damages of the Lenders and that it would be impractical and difficult to ascertain the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such event.

Article IV
Payments; Pro Rata Treatment; Computations; etc.

4.01	Payments

(a)	Except to the extent otherwise provided herein, all payments of principal, interest and other amounts to be made by the Borrower under this Agreement, the Fee Letter and the Notes shall be made in Dollars, in immediately available funds, without deduction, set-off or counterclaim, to the Administrative Agent’s Account not later than 3:00 p.m. (New York City, New York time) on the date on which such payment shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding Business Day).

(b)	Each payment received by the Administrative Agent under this Agreement, the Fee Letter or any Note for the account of any Lender shall be paid by the Administrative Agent promptly to such Lender, in immediately available funds, for the account of such Lender’s Applicable Lending Office for the Loan or other obligation in respect of which such payment is made.

(c)	If the due date of any payment under this Agreement, the Fee Letter or any Note would otherwise fall on a day that is not a Business Day, such date shall be extended to the next succeeding Business Day, and interest shall be payable for any principal so extended for the period of such extension, unless such succeeding Business Day would fall in the next month, in which case such due date shall be on the immediately preceding Business Day.

(d)	Without limiting any of the obligations of the Borrower or the rights of the Lenders hereunder, if the Borrower shall fail to pay when due (whether at stated maturity, by prepayment, acceleration or otherwise) any amount payable by it hereunder, under the Fee Letter or under the Notes, each Lender is hereby authorized at any time and from time to time, to the fullest extent permitted by Applicable Law, without prior notice to the Borrower (which notice is expressly waived by the Borrower to the fullest extent permitted by Applicable Law), to set off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final, in any currency, matured or unmatured) and any other obligations at any time held or owing by such Lender or any Affiliate, branch or agency of such Lender to or for the credit or account of the Borrower. Any Lender exercising such right shall promptly provide notice to the Borrower of such set-off; provided that failure by such Lender to provide such notice to the Borrower shall not affect the validity of such set-off and application. The rights of each Lender under this clause (d) are in addition to any other rights and remedies (including any other rights of set-off) that such Lender may have.

4.02	Pro Rata Treatment

Except to the extent otherwise provided herein,

(a)	the making of the Loan shall be made pro rata among the Lenders according to their respective Loan Commitments;

(b)	each scheduled payment of principal of the Loan by the Borrower shall be made for the account of the Lenders pro rata in accordance with the respective unpaid principal amounts of the Loan held by them;

(c)	each prepayment of principal of the Loan by the Borrower shall be made for the account of the Lenders pro rata in accordance with the respective unpaid principal amounts of the Loan held by them; and

(d)	each payment of interest on the Loan by the Borrower shall be made for the account of the Lenders pro rata in accordance with the amounts of interest on the Loan then due and payable to the respective Lenders;

provided that, if at any time insufficient funds are received by and available to the Administrative Agent to pay all amounts of principal, interest, fees and other amounts then due hereunder, such funds shall be applied (i) first, to pay interest, fees and other amounts then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest, fees and other amounts then due to such parties and (ii) second, to pay principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

4.03	Computations

Interest on the Loan shall accrue on a day-to-day basis and be computed on the basis of a year of three hundred and sixty (360) days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which payable; provided that the Prime Rate and the Federal Funds Rate shall be computed on the basis of a year of three hundred and sixty-five (365) days and actual days elapsed (including the first day but excluding the last day) occurring in the period for which payable. For the purposes of the Interest Act (Canada), as amended, (i) whenever a rate of interest or fee rate hereunder is calculated on the basis of a year (the “deemed year”) that contains fewer days than the actual number of days in the calendar year of calculation (365 or 366, as applicable), such rate of interest or fee rate shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation hereunder, (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields and (iv) the parties hereto acknowledge that there is a material distinction between the nominal and effective rates of interest and that they are capable of making the calculations necessary to compare such rates.

4.04	Sharing of Payments, Etc.

If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the Loan owing to it (other than amounts payable pursuant to Article V (Yield Protection, Etc.), Section 12.03 (Expenses, Etc.), or Section 12.04 (Indemnification)) in excess of its ratable share of payments on account of the Loan obtained by all the Lenders (or, in the case of a payment under Section 3.04 (Voluntary Prepayment of Loan), in excess of the ratable share of payments on account of the Loan obtained by all the Lenders), such Lender shall forthwith purchase from the other Lenders such participations in the Loan (or, in the case of a payment under Section 3.04 (Voluntary Prepayment of Loan), such Lender shall forthwith purchase from the other Lenders such participations in the Loan) owing to them as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of them; provided that if all or any portion of such excess payment is thereafter recovered from such purchasing Lender, such purchase from each Lender shall be rescinded and such Lender shall repay to the purchasing Lender the purchase price to the extent of such recovery together with an amount equal to such Lender’s ratable share (according to the proportion of (a) the amount of such Lender’s required repayment to (b) the total amount so recovered from the purchasing Lender) of any interest or other amount paid or payable by the purchasing Lender in respect of the total amount so recovered. The Borrower agrees that, to the fullest extent permitted by Applicable Law, any Lender so purchasing a participation from another Lender pursuant to this Section may exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation.

4.05	Non-Receipt of Funds by the Administrative Agent

(a)	Funding By Lenders. Unless the Administrative Agent shall have been notified by a Lender prior to the date on which the Lender is to make a payment to the Administrative Agent of the proceeds of a Loan to be made by such Lender hereunder (such payment hereinafter, a “Lender Required Payment”), which notice shall be effective upon receipt, that the Lender does not intend to make the Lender Required Payment to the Administrative Agent, the Administrative Agent may assume that the Lender Required Payment has been made and may, in reliance upon such assumption (but shall not be required to), make the amount thereof available to the Borrower on such date; and, if the Lender has not in fact made the Lender Required Payment to the Administrative Agent, then the Borrower shall, promptly following the Borrower’s receipt of the Administrative Agent’s written demand therefor, repay to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date (the “Lender Advance Date”) such amount was so made available to the Borrower until the date of payment to the Administrative Agent at a rate per annum equal to the Federal Funds Rate for such day and, if the Borrower shall fail promptly to make such payment, the Administrative Agent shall be entitled to recover such amount, on demand, from the Lender, together with interest as aforesaid; provided that if neither the Borrower nor the Lender returns the Lender Required Payment to the Administrative Agent within three (3) Business Days following the Administrative Agent’s written demand therefor, then, retroactively to the Lender Advance Date, the Lender and the Borrower shall each be obligated to pay interest in respect of the Lender Required Payment as follows: (i) in the case of the Lender, at the rate of interest that is the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) in the case of the Borrower, at the rate of interest provided for pursuant to Section 3.03 (Interest), any such payment by the Borrower hereunder to be deemed to satisfy the requirements of said Section 3.03 (Interest) in respect of such Loan (and, in case the Borrower shall return the Lender Required Payment to the Administrative Agent, without limiting any claim the Borrower may have against the Lender in respect of the Lender Required Payment).

The Administrative Agent shall promptly, but in any event within one (1) Business Day, notify the Borrower of any receipt of notice by the Administrative Agent from a Lender that the Lender does not intend to make payment to the Administrative Agent of the proceeds of a Loan.

(b)	Payments by Borrower. Unless the Administrative Agent shall have been notified by the Borrower prior to the date on which the Borrower is to make a payment to the Administrative Agent for the account of one or more Lenders hereunder (such payment hereinafter, a “Borrower Required Payment”), which notice shall be effective upon receipt, that the Borrower does not intend to make the Borrower Required Payment to the Administrative Agent, the Administrative Agent may assume that the Borrower Required Payment has been made and may, in reliance upon such assumption (but shall not be required to), make the amount thereof available to the Lenders on such date; and, if the Borrower has not in fact made the Borrower Required Payment to the Administrative Agent, then the Lenders severally agree to repay on demand to the Administrative Agent the amount so made available together with interest thereon in respect of each day during the period commencing on the date (the “Borrower Advance Date”) such amount was so made available to the Lenders until the date of repayment to the Administrative Agent at a rate per annum equal to the Federal Funds Rate for such day and, if the Lenders shall fail promptly to make such payment, the Administrative Agent shall be entitled to recover such amount, on demand, from the Borrower, together with interest as aforesaid; provided that if neither the Lenders nor the Borrower shall return the Borrower Required Payment to the Administrative Agent within three (3) Business Days following the Borrower Advance Date, then, retroactively to the Borrower Advance Date, the Borrower and the Lenders shall each be obligated to pay interest in respect of the Borrower Required Payment as follows: (i) in the case of the Lender, at the rate of interest that is the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation and (ii) in the case of the Borrower, at the rate of interest provided for pursuant to Section 3.03 (Interest) (and, in case the Lenders shall return the Borrower Required Payment to the Administrative Agent, without limiting the obligation of the Borrower under Section 3.03 (Interest) to pay interest to such Lenders in respect of the Borrower Required Payment).

Article V
Yield Protection, etc.

5.01	Additional Costs

(a)	The Borrower shall pay directly to each Lender from time to time such amounts as such Lender may determine in good faith to be necessary to compensate such Lender for any increase in the costs attributable to its making or maintaining of the Loan hereunder, or any reduction in any amount receivable by such Lender hereunder in respect of the Loan or such obligation (such increases in costs and reductions in amounts receivable being herein called “Additional Costs”), in each case, from those costs and amounts receivable existing on the Closing Date, resulting from any Regulatory Change that:

(i)	subject any Lender to any Taxes (other than Covered Taxes or Excluded Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

(ii)	imposes or modifies any reserve (including pursuant to regulations issued from time to time by the Federal Reserve Board for determining the maximum reserve requirement (including any emergency, special, supplemental or other marginal reserve requirement) with respect to eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D)), liquidity, special deposit or similar requirements relating to any extensions of credit or other assets of, or any deposits with or other liabilities of, such Lender, or any Loan Commitment of such Lender; or

(iii)	imposes any other duty or charge (other than Taxes) in respect of this Agreement, the Fee Letter or its Notes (or any of such extensions of credit or liabilities) or its Loan Commitment.

(b)	Without limiting the effect of the foregoing provisions of this Section 5.01 (Additional Costs) (but without duplication), if any Regulatory Change regarding capital requirements or liquidity requirements affecting a Lender or any Applicable Lending Office of such Lender has or would have the effect of reducing the rate of return on such Lender’s capital to a level below that which such Lender could have achieved but for such Regulatory Change (taking into consideration such Lender’s policies with respect to capital adequacy) as a consequence of such Lender’s obligations hereunder, then the Borrower shall pay directly to such Lender from time to time on request such additional amount or amounts as such Lender may reasonably determine to be necessary to compensate such Lender for any such reduction suffered.

(c)	Each Lender shall notify the Borrower of any Regulatory Change occurring after the date of this Agreement entitling such Lender to compensation under Section 5.01(a) (Additional Costs) or (b) (Additional Costs) as promptly as practicable, but in any event, within one hundred twenty (120) days after such Lender obtains actual knowledge of such Regulatory Change; provided that, if such Lender fails to give such notice within one hundred twenty (120) days after it obtains actual knowledge of such Regulatory Change, such Lender shall, with respect to compensation payable pursuant to this Section 5.01 (Additional Costs) in respect of any Additional Costs resulting from such Regulatory Change, only be entitled to payment under this Section 5.01 (Additional Costs) for costs incurred from and after the date one hundred twenty (120) days prior to the date that such Lender delivers such notice (except that, if the Regulatory Change giving rise to such request for compensation is retroactive, then the one hundred twenty (120)-day period referred to above shall be extended to include the period of retroactive effect thereof). Each Lender will designate a different Applicable Lending Office for the Loan of such Lender affected by such event if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the reasonable opinion of such Lender, be disadvantageous to such Lender. Each Lender will furnish to the Borrower a certificate setting forth in reasonable detail the basis and amount of each request by such Lender for compensation under Section 5.01(a) or (b) (Additional Costs). Determinations and allocations set forth in such certificate by any Lender for purposes of this Section 5.01 (Additional Costs) of the effect of any Regulatory Change pursuant to Section 5.01(a) (Additional Costs), or of the effect of capital maintained pursuant to Section 5.01(b) (Additional Costs), on its costs or rate of return of maintaining its Loan or its obligation to make the Loan, or on amounts receivable by it in respect of its Loan, and of the amounts required to compensate such Lender under this Section 5.01 (Additional Costs), shall, absent manifest error, be conclusive; provided that such determinations and allocations are made on a reasonable basis and are mathematically accurate.

(d)	Notwithstanding any other provision herein, no Lender shall demand compensation pursuant to this Section 5.01 (Additional Costs) as a result of a Regulatory Change resulting from Basel III, CRD IV or the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 if it shall not at the time be the general policy or practice of such Lender (as determined by such Lender in its discretion) to demand such compensation from similarly situated borrowers (to the extent that, with respect to such Regulatory Change, such Lender has the right to do so under its credit facilities with similarly situated borrowers).

5.02	ABR

Anything herein to the contrary notwithstanding, but subject to Section 5.03 (Benchmark Replacement Setting), if, on or prior to the determination of Adjusted Term SOFR for any Interest Period or Default Interest Period, (a) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof, or (b) the Majority Lenders determine that for any reason in connection with any request for a SOFR Loan or a conversion thereto or a continuation thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan and the Majority Lenders have provided notice of such determination to the Administrative Agent, the Administrative Agent will promptly so notify the Borrower and each Lender. Upon such notice thereof by the Administrative Agent to the Borrower, any obligation of the Lenders to make a SOFR Loan, and any right of the Borrower to continue a SOFR Loan or to convert an ABR Loan to a SOFR Loan, shall be suspended (to the extent of the affected SOFR Loan or affected Interest Periods) until the Administrative Agent (with respect to clause (b), at the instruction of the Majority Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of a SOFR Loan (to the extent of the affected SOFR Loan or affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to an ABR Loan in the amount specified therein and (ii) any outstanding affected SOFR Loan will be deemed to have been converted into an ABR Loan at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 5.05 (Compensation). Subject to Section 5.03 (Benchmark Replacement Setting), if the Borrower and the Administrative Agent determine (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof on any given day, the interest rate on the ABR Loan shall be determined by the Borrower and the Administrative Agent without reference to clause (c) of the definition of “ABR” until the Borrower and the Administrative Agent revoke such determination.

5.03	Benchmark Replacement Setting

(a)	Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and the definition of “Adjusted Term SOFR” shall be deemed modified to delete the addition of the Term SOFR Adjustment to Term SOFR for any calculation and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. New York City, New York time, on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is based upon Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

(b)	Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Borrower will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document. Conforming Changes to the Notes shall be effected pursuant to Section 2.06 (Notes).

(c)	Notices; Standards for Decisions and Determinations. The Borrower will promptly notify the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Borrower will notify the Lenders of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (d) below and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Borrower and the Majority Lenders pursuant to this Section 5.03 (Benchmark Replacement Setting), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 5.03 (Benchmark Replacement Setting).

(d)	Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Borrower and Administrative Agent or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Borrower and the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Borrower and the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)	Benchmark Unavailability Period. Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Loan of, conversion to or continuation of a SOFR Loan to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a borrowing of or conversion to an ABR Loan. During a Benchmark Unavailability Period, or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of the ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of the ABR.

5.04	Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for such Lender or its Applicable Lending Office to make, maintain or fund the Loan whose interest is determined by reference to SOFR, Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or to determine or charge interest based upon SOFR, Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, then, upon notice thereof by such Lender to the Borrower (an “Illegality Notice”), (a) any obligation of such Lender to make a SOFR Loan, and any right of the Borrower to continue a SOFR Loan or to convert an ABR Loan to a SOFR Loan, shall be suspended, and (b) the interest rate on which the ABR Loan shall, if necessary to avoid such illegality, be determined without reference to clause (c) of the definition of “ABR,” in each case until such Lender notifies the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of an Illegality Notice, the Borrower shall, if necessary to avoid such illegality, upon demand from such Lender, prepay or, if applicable, convert the SOFR Loan to an ABR Loan (the interest rate on which the ABR Loan shall, if necessary to avoid such illegality, be determined without reference to clause (c) of the definition of “ABR”), on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such SOFR Loan to such day, or immediately, if such Lender may not lawfully continue to maintain such SOFR Loan to such day. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required pursuant to Section 5.05 (Compensation). Such Lender will designate a different Applicable Lending Office for the portion of its Loan affected by the illegality if such designation will avoid the need for a repayment, or reduce the portion of the Loan subject to repayment, as the case may be; provided that such Lender shall not be obligated to so designate a different Applicable Lending Office (i) located in the United States of America, (ii) if such designation would result in Additional Costs (as defined in Section 5.01 (Additional Costs)) or (iii) if such Lender determines (acting reasonably) that such designation would be disadvantageous to such Lender compared to the designation of its then current Applicable Lending Office.

5.05	Compensation

The Borrower shall pay to the Administrative Agent for the account of each Lender, upon the request of such Lender through the Administrative Agent, such amount or amounts (if any) as shall be sufficient (in the reasonable opinion of such Lender) to compensate it for any loss, cost or reasonable expense (other than in-house reimbursement costs) that such Lender reasonably determines is attributable to:

(a)	any payment or prepayment of all or any part of a Loan held by such Lender (or other amounts due and payable to such Lender) for any reason (including the acceleration of the Loan pursuant to Article X (Events of Default)) on a date other than the last day of an Interest Period for such Loan or other unpaid amounts;

(b)	any failure by the Borrower for any reason (including the failure of any conditions precedent specified in Article VI (Conditions Precedent) to be satisfied) to borrow a Loan from such Lender on the date for such borrowing specified in the applicable Notice of Borrowing given pursuant to Section 2.02 (Borrowing), other than any failure which results from a default by such Lender or the Administrative Agent under this Agreement;

(c)	any failure of the Borrower to convert or continue the Loan by the date specified in any such notice delivered pursuant hereto; or

(d)	the assignment of the Loan (or any portion thereof) other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 5.08 (Replacement Lenders).

Such compensation shall include an amount equal to the excess, if any, of (i) the amount of interest that otherwise would have accrued on the principal amount so paid or prepaid or not borrowed for the period from the date of such payment, prepayment or failure to borrow to the last day of the then current Interest Period for such Loan (or, in the case of a failure to borrow, the Interest Period for such Loan that would have commenced on the date specified for such borrowing) at the applicable rate of interest for such Loan provided for herein (excluding, however, the applicable Margin or Additional Margin included therein, if any) over (ii) the amount of interest (as reasonably determined by such Lender) that otherwise would have accrued on such principal amount by placing such amount on deposit for a comparable period with leading banks in the applicable interbank market. A certificate of such Lender setting forth in reasonable detail any amount or amounts which such Lender is entitled to receive pursuant to this Section 5.05 (Compensation) and setting forth in reasonable detail the manner in which such amounts shall have been determined shall be delivered to the Borrower and shall be conclusive absent manifest error.

5.06	Covered Taxes

(a)	All payments of principal of and interest on the Loan and all other amounts payable on, under or in respect of any Loan Document by the Borrower to the Administrative Agent or any Lender, shall be made without deduction or withholding for any Taxes, except as required by Applicable Law. If any Applicable Law (as determined in the good faith discretion of the Borrower or the Administrative Agent) requires the deduction or withholding of any Tax from any such payment by the Borrower, then the Borrower shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law and, if such Tax is a Covered Tax, then the sum payable by the Borrower shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 5.06 (Covered Taxes)) the Administrative Agent or applicable Lender receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b)	The Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law, or at the option of the Administrative Agent timely reimburse it for the payment thereof.

(c)	Without duplication of any of the foregoing, the Borrower will indemnify the Administrative Agent and each Lender against, and reimburse the Administrative Agent and each Lender within ten (10) Business Days after written demand therefor, for any Covered Taxes (including Covered Taxes imposed or asserted on or attributable to amounts payable under this Section 5.06 (Covered Taxes)) paid or payable by the Administrative Agent or any Lender or required to be withheld or deducted from a payment to any Lender and any reasonable expense arising therefrom or with respect thereto, whether or not such Covered Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent) or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(d)	As soon as practicable after any payment of Taxes by the Borrower to a Governmental Authority pursuant to this Section 5.06 (Covered Taxes), the Borrower shall furnish to the Administrative Agent original or certified copies of receipts issued by the relevant Governmental Authority evidencing payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)	Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under this Agreement shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in paragraphs (i), (ii) and (iii) of this Section 5.06(e) (Covered Taxes) and clause (f) of this Section 5.06 (Covered Taxes)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Without limiting the generality of the foregoing,

(i)	any Lender that is a “United States person” as defined in Section 7701(a)(30) of the Code shall deliver to the Borrower on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower), executed copies of Internal Revenue Service Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax;

(ii)	any Lender that is not a “United States person” as defined in Section 7701(a)(30) of the Code shall, to the extent it is legally entitled to do so, deliver to the Borrower (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower), whichever of the following is applicable:

(A)	in the case of such Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed copies of Internal Revenue Service Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, Internal Revenue Service Form W-8BEN or IRS Form W-8BEN-E establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(B)	executed copies of Internal Revenue Service Form W-8ECI;

(C)	in the case of such Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate to the effect that such Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 871(h)(3)(B) of the Code, or a “controlled foreign corporation” related to the Borrower as described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of Internal Revenue Service Form W-8BEN or Internal Revenue Service Form W 8BEN-E; or

(D)	to the extent such Lender is not the beneficial owner, executed copies of Internal Revenue Service Form W-8IMY, accompanied by Internal Revenue Service Form W-8ECI, Internal Revenue Service Form W-8BEN, Internal Revenue Service Form W 8BEN-E, a U.S. Tax Compliance Certificate, Internal Revenue Service Form W-9, or other certification documents from each beneficial owner, as applicable; provided that if such Lender is a partnership and one or more direct or indirect partners of such Lender are claiming the portfolio interest exemption, such Lender may provide a U.S. Tax Compliance Certificate on behalf of each such direct and indirect partner;

(iii)	any Lender that is not a “United States person” as defined in Section 7701(a)(30) of the Code shall, to the extent it is legally entitled to do so, deliver to the Borrower (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower), executed copies of any other form prescribed by Applicable Law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by Applicable Law to permit the Borrower to determine the withholding or deduction required to be made.

(f)	Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law, and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by Applicable Law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment. Solely for purposes of this clause (f), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. Each Lender agrees that if any form or certification it previously delivered becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(g)	If the Administrative Agent or any Lender determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 5.06 (Covered Taxes) (including by the payment of additional amounts pursuant to this Section 5.06 (Covered Taxes)), then it shall notify the Borrower of the amount of such refund and shall, upon the receipt thereof, return to the Borrower the amount of such refund (but only to the extent of indemnity payments made under this Section 5.06 (Covered Taxes) with respect to the Taxes giving rise to such refund), net of all reasonable and documented out-of-pocket expenses (including Taxes) of the Administrative Agent or such Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). The Borrower, upon the request of the Administrative Agent or a Lender, shall repay to such Lender the amount paid over pursuant to this clause (g) (plus any penalties, interest or other charges imposed thereon) in the event that the Administrative Agent or such Lender is required to repay such refund to the relevant Governmental Authority. Notwithstanding anything to the contrary in this clause (g), in no event will the Administrative Agent or any Lender be required to pay any amount to the Borrower pursuant to this clause (g) the payment of which would place the relevant Lender or the Administrative Agent in a less favorable net after-tax position than the Administrative Agent or such Lender would have been in if the tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such tax had never been paid. This clause (g) shall not be construed to require the Administrative Agent or any Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person.

(h)	Each party’s obligations under this Section 5.06 (Covered Taxes) shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender and the repayment, satisfaction or discharge of the Obligations.

(i)	For purposes of this Section, the term “Applicable Law” includes FATCA.

5.07	Mitigation

If an event or circumstance occurs that would entitle a Lender or the Administrative Agent to exercise any of the rights or benefits afforded by this Article V (Yield Protection, Etc.), such Lender or the Administrative Agent, as the case may be, promptly upon becoming aware of the same, shall take all steps as may be reasonably available to eliminate or mitigate the effects of such event or circumstance; provided that such Lender or the Administrative Agent, as applicable, will use reasonable efforts to obtain any refund available to such Lender or the Administrative Agent, as the case may be, only if (a) the Borrower notifies such Lender of such availability and (b) the Borrower promptly provides any information reasonably necessary for obtaining such refund; provided, further, that such Lender shall not be under any obligation to take any step pursuant to this Section 5.07 (Mitigation) that, in its sole discretion, (i) would subject such Lender or such Administrative Agent, as the case may be, to any unreimbursed costs or taxes or (ii) would otherwise be disadvantageous to such Lender.

5.08	Replacement Lenders

(a)	Provided that no Event of Default or Prospective Default shall have occurred and be continuing, the Borrower may, at any time, replace any Lender:

(i)	that has requested compensation from the Borrower pursuant to Section 5.01 (Additional Costs);

(ii)	whose Loan is required to be repaid pursuant to Section 5.04 (Illegality);

(iii)	that has received or would otherwise receive any additional amounts under Section 5.06 (Covered Taxes);

(iv)	that is a Defaulting Lender;

(v)	that is a Non-Consenting Lender; or

(vi)	that has, or has a direct or indirect parent company that has, (A) become the subject of a Proceeding, (B) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (C) become the subject of a Bail-In Action

(any such Lender being herein called an “Affected Lender”),

by giving not less than ten (10) Business Days’ prior notice to the Administrative Agent (which shall promptly notify such Affected Lender and each other Lender, that it intends to replace such Affected Lender with one or more banks (including any other Lender under this Agreement)) selected by the Borrower and acceptable to the Administrative Agent; provided that if the replacement Lender shall have requested compensation pursuant to this Article V (Yield Protection, Etc.), such compensation shall in the aggregate be lower than that of the Affected Lender for such Loan. At the time of any replacement pursuant to this Section 5.08 (Replacement Lenders), each replacement lender shall enter into an Assignment and Assumption Agreement pursuant to Section 12.08(e) (Assignments and Participations), pursuant to which the replacement lender shall acquire the applicable portion of the outstanding Loan due to the replaced lender. A Lender (other than a Non-Consenting Lender) shall not be required to make any such assignment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment cease to apply.

(b)	Upon the effective date of any replacement pursuant to this Section 5.08 (Replacement Lenders) (and as a condition thereto), the Borrower shall pay to the Affected Lender being replaced any amounts owing to such Affected Lender hereunder (including principal, interest, compensation and additional amounts under this Article V (Yield Protection, Etc.), in each case accrued to the effective date, of such replacement and any amounts that would be payable under this Section as if all of such Affected Lender’s Loan were being prepaid in full on such date), whereupon each replacement bank shall for all purposes of this Agreement become a “Lender” having a Loan Commitment in the amount of such Affected Lender’s Loan Commitment assumed by it, if any, holding the Loan acquired by it, and such Loan Commitment of the Affected Lender, if any, being replaced shall be terminated upon such effective date and all of such Affected Lender’s rights and obligations under this Agreement shall terminate (provided that the obligations of the Borrower under Sections 5.01 (Additional Costs), 5.06 (Covered Taxes), 5.08 (Replacement Lenders), 12.03 (Expenses, Etc.) and 12.04 (Indemnification) to such Affected Lender and the obligations of such Affected Lender under Section 11.05 (Indemnification) to the Administrative Agent shall, in either case, survive such replacement).

Article VI
Conditions Precedent

6.01	Conditions Precedent to the Closing Date

The obligation of each Lender to make the Loan on the Closing Date is subject to the satisfaction (or waiver) of the following conditions precedent by the Lenders which shall be in form and substance acceptable to the Lenders:

(a)	Execution of this Agreement, Loan Documents, Fee Letter; Material Documents.

(i)	This Agreement, the Fee Letter and the other Loan Documents (except for the Account Control Agreements) shall have been duly executed and delivered by, as applicable, the Borrower, the Guarantor, the Administrative Agent, the Collateral Agent, and each Lender.

(ii)	The Lenders shall have received duly executed and certified copies of each Material Document which is in full force and effect as of the Closing Date.

(b)	Payment of Fees. The Borrower shall have paid, or shall have given an irrevocable instruction for the payment of, any amounts then due under the Fee Letter and any amounts then due under Section 12.03 (Expenses, Etc.) (to the extent invoiced to the Borrower at least one (1) Business Day prior to the Closing Date).

(c)	Convertible Notes. The Administrative Agent shall have received evidence that the Borrower has completed the issuance of the Convertible Notes for minimum net proceeds of $140,035,000.

(d)	Intercreditor Agreement. The Administrative Agent shall have received the Intercreditor Agreement, duly executed and delivered by each party thereto.

(e)	Warrant. The Macquarie Lender shall have received the Warrant, duly executed and delivered by the Borrower.

(f)	Certificates of Status and Certificates of Status. The Borrower shall have delivered to the Administrative Agent a certificate of status or certificate of good standing of each Obligor (or the equivalent for each Obligor from its jurisdiction of formation), issued as of a recent date by the Secretary of State or the Registrar of Corporate Affairs (or applicable authority) of the jurisdiction of formation or incorporation of such Obligor.

(g)	Corporate Documents. The Borrower shall have delivered to the Administrative Agent a certificate of an Authorized Representative of each Obligor, dated as of the Closing Date, attaching the documents referred to below and certifying:

(i)	that attached to such certificate is a true and complete copy of the charter, articles and by-laws or memorandum and articles of association (or equivalent documents) of such Obligor as in effect as of the date of the resolutions referenced in clause (ii) below and on the date of such certificate;

(ii)	that attached to such certificate is a true and complete copy of all documents evidencing the corporate authority of such Obligor, including resolutions duly adopted by the board of directors or other authorized governing body of such Obligor for (x) the approval of the execution, delivery and performance of the Loan Documents and each other document to be delivered by such Obligor from time to time in connection herewith or therewith and the transactions contemplated hereby and thereby and (y) authorizing a named person or persons to sign, execute and deliver each such document and any documents to be delivered by it pursuant thereto, and that such documents are true, complete and correct and in full force and effect (or, if applicable, certifying that such resolutions are not necessary for such authorization under Applicable Law); and

(iii)	as to the incumbency and specimen signature of each Authorized Representative of such Obligor executing the Loan Documents on behalf of such Obligor.

(h)	Borrower’s Certificate. The Borrower shall have delivered to the Administrative Agent a certificate of an Authorized Representative of the Borrower, dated as of the Closing Date, certifying that: (i) each of the representations and warranties of the Borrower contained in this Agreement is true and correct in all material respects on the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case they shall be true and correct in all material respects as of such earlier date); provided that any representation and warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualifications therein) in all respects on such respective dates, (ii) no Event of Default or Prospective Default has occurred and is continuing on such date or will result from the consummation of the transactions contemplated by this Agreement or the other Loan Documents and (iii) no event, condition, circumstance, action, suit or proceeding at law or in equity or by or before any Governmental Authority or arbitral tribunal or other body affecting the Borrower has occurred that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

(i)	Searches. The Administrative Agent shall have received customary searches in respect of the Obligors from all relevant jurisdictions, which shall, among other things, evidence that no Liens exist other than the Permitted Encumbrances;

(j)	Collateral Matters. The Administrative Agent shall have received copies or evidence, as the case may be, of the following in connection with the perfection of the Collateral: completed PPSA or UCC-1 financing statements, as applicable for each applicable jurisdiction in respect of each relevant Obligor and all other documents evidencing the completion of all other actions, recordings and filings of or with respect to the Security Documents necessary in order to perfect the first-priority Liens (subject to Permitted Encumbrances) created thereunder, including the delivery, by the pledgors under the applicable Security Documents, to the Collateral Agent, of the original certificates (if any) representing all limited liability company or other ownership interests in the pledged entities (together with a duly executed transfer power and irrevocable proxy).

(k)	Legal Opinions. The Administrative Agent shall have received the following legal opinions in English dated as of the Closing Date and addressed to the Administrative Agent and each Lender:

(i)	the opinion of Cassels Brock & Blackwell LLP, Canadian counsel to the Obligors, in a form reasonably satisfactory to the Lenders;

(ii)	the opinion of Darrow Everett LLP, New York counsel to the Obligors, in a form reasonably satisfactory to the Lenders; and

(iii)	the opinion of, Minnesota counsel to the Obligors, in a form reasonably satisfactory to the Lenders, which shall (A) cover the apparent ownership of the interests purported to have been conveyed by the Mesabi Royalty Agreements and (B) append search results of the Itasca County Auditor’s records dated no more than forty-five (45) days prior to the Closing Date.

(l)	Proceeds Utilization Report. The Lenders shall have received an electronic copy of the financial breakdown for the utilization of the loan proceeds (the “Proceeds Utilization Report”), in form and substance reasonably satisfactory to each Lender.

(m)	Certificates of Insurance. The Borrower shall have delivered to the Administrative Agent certificates of insurance acceptable to the Administrative Agent showing the Collateral Agent’s interest as loss payee and additional insured on all insurance policies that insure the assets secured by the Security Documents.

(n)	Repayment of Indebtedness. Payout statements for all Indebtedness that is not permitted hereunder, including, but not limited to the, SAF Facility, discharge statements for or undertakings to discharge all Liens that are not Permitted Encumbrances, amendments and/or discharges of Liens registrations that are capable of perfecting Liens in priority to the security and/or limitations of interest letters and releases of or undertakings to release all such Indebtedness and Liens.

(o)	Notice of Borrowing. The Borrower shall have delivered to the Administrative Agent a Notice of Borrowing in accordance with Section 2.02 (Borrowing).

(p)	Note. If requested, each Lender shall have received a duly issued Note representing such Lender’s Loan duly executed by the Borrower.

(q)	Representations and Warranties. All representations and warranties of the Obligors required to be made or repeated on and as of the proposed date of the Loan in the Loan Documents shall be true and correct in all material respects (or, if qualified by “materiality,” “Material Adverse Effect” or similar language, in all respects after giving effect to such qualification) on and as of such date (after giving effect to such Loan); provided that, to the extent that such representations and warranties specifically refer to an earlier date, they shall be true and correct in all material respects (or, if qualified by “materiality,” “Material Adverse Effect” or similar language, in all respects after giving effect to such qualification) as of such earlier date.

(r)	Absence of Default. No Event of Default or Prospective Default shall have occurred and be continuing.

(s)	Know Your Customer Requirements. (i) The Lenders and the Administrative Agent shall have received, on or prior to the Closing Date, all documentation and other information reasonably requested by the Lenders at least ten (10) Business Days prior to the Closing Date in order to allow the Lenders to comply with applicable “know your customer” and anti-money laundering rules and regulations and (ii) at least five (5) Business Days prior to the Closing Date, the Borrower shall have delivered a Beneficial Ownership Certification.

(t)	Other. The Lenders shall have received such additional evidence, information, documents, instruments, waivers or undertakings as the Lenders may reasonably require to conclude the transactions contemplated by this Agreement and to be satisfied, in its sole discretion/ acting reasonably, that all proceedings in connection with this Agreement are being taken in compliance with the other conditions set out in this Agreement.

Article VII
Representations and Warranties

The Borrower and, as applicable, each other Obligor represents and warrants to each Lender and the Administrative Agent that, as of the Closing Date:

7.01	Organization and Ownership

Each Obligor is (a) duly organized or incorporated (as applicable), validly existing and in good standing under the laws of its jurisdiction of formation or incorporation (as applicable), and (b) duly qualified and authorized to do business as is now being conducted and as is proposed to be conducted and is in good standing in each jurisdiction in which such qualification is required by law, except, in the case of clause (b), where the failure to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Each Obligor has all requisite power and authority under the laws of its jurisdiction of formation or incorporation (as applicable) to own its property and to carry on its business.

7.02	Authority

Each Obligor has full power and authority to execute and deliver the Loan Documents.

7.03	Binding Agreement

Each of this Agreement, the Fee Letter and each other Loan Document has been duly authorized, executed and delivered by each Obligor and, as of the date of any Note, such Note will have been duly executed by the Borrower, and this Agreement, the Fee Letter and each other Loan Document constitute, and each such Note will constitute, a valid and binding obligation of the Obligors enforceable against the Obligors in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

7.04	Approvals

As of the date of this Agreement, no material authorizations, consents, approvals, licenses, filings, registrations or recordations by or with any Governmental Authority or any other third party, are required to be obtained or accomplished for the validity and enforceability of this Agreement in accordance with the terms hereof, except for such authorizations, consents, approvals, licenses, filings, registrations, recordations, notarizations and other formalities that (i) have already been obtained or accomplished, or (ii) are currently not necessary and which are expected to be obtained by the Obligors in the ordinary course by the time they are necessary.

7.05	Conflicts

There is (a) no provision of law, statute, regulation, rule, order, injunction, decree, writ or judgment, (b) no provision of the bylaws and (c) no provision of any mortgage, indenture, contract or agreement binding on any Obligor or affecting its properties that would prohibit, conflict with or in any way prevent the execution, delivery or performance of the terms of any Loan Document, except, in the case of clauses (a) and (c), for any such prohibition or conflict that would not reasonably be expected to have a Material Adverse Effect.

7.06	Litigation

Except as disclosed in Schedule 7.06, as of the date of this Agreement, there are no actions, suits or proceedings pending or, to the knowledge of any Obligor, threatened in writing against or affecting any Obligor or any of its properties or Subsidiaries in any court, before or by any governmental department, board, agency or instrumentality or before any arbitrator, and no existing default by any Obligor or its Subsidiaries under any applicable order, writ, injunction or decree of any court, government department, board, agency or instrumentality or any arbitrator, in each case that could reasonably be expected to have a Material Adverse Effect or that questions the enforceability of any Loan Document.

7.07	Compliance with Laws

As of the date hereof, each Obligor and its Subsidiaries (i) are in compliance in all respects with all Sanctions and applicable Anti-Money Laundering Laws, and (ii) except to the extent such noncompliance would not reasonably be expected to have a Material Adverse Effect, are in compliance with all other Applicable Laws (other than Environmental Laws, which are the subject of Section 7.08 (Environmental Matters)).

7.08	Environmental Matters

Each Obligor is and, to the knowledge of such Obligor, its Subsidiaries are, in compliance, in all material respects, with all applicable Environmental Laws.

7.09	Disclosure

(a)	The Borrower has delivered, or has caused to be delivered, to the Lenders copies of the financial statements of the Borrower as required pursuant to Section 6.01(c) (Financial Statements) and, as of any other date on which this representation and warranty is made or deemed to be made pursuant to any Loan Document, the Borrower has delivered, or has caused to be delivered, to the Lenders copies of the financial statements as required pursuant to Sections 8.02(a) (Quarterly Financial Statements) and (b) (Annual Financial Statements). All of such financial statements (including in each case the related schedules and notes) fairly present in all material respects the financial position of the Borrower as of the dates thereof, subject to the qualifications noted therein and subject in the case of any such unaudited financial statements, to changes resulting from audit and normal year-end adjustments and the absence of footnote disclosure, and the consolidated results of their operations and cash flows for the respective periods so specified and have been prepared in accordance with GAAP (except as approved and disclosed in the opinion of the Borrower’s auditors), consistently applied throughout the periods involved except as set forth in the notes thereto (subject, in the case of any interim financial statements, to normal year-end adjustments).

(b)	The information included in the Beneficial Ownership Certification is true and correct (i) in all respects as of the date of this Agreement, and (ii) to the knowledge of the Borrower, in all material respects on any other date such representation or warranty is made to the Lenders and the Administrative Agent.

(c)	Other than as disclosed in writing to each Lender, there has been no change in the consolidated financial condition, operations or business of the Borrower from that set forth in the most recent financial statements delivered, or deemed to have been delivered pursuant to Sections 8.02(a) (Financial Statements) and (b) (Financial Statements) that would lead to a Material Adverse Effect.

7.10	Properties

Each Obligor and the Subsidiaries have good and valid title to their material properties (including real property) and assets; and there are no Liens of any nature, and no adverse or competing claims, against such material properties or assets (other than Permitted Encumbrances), except, in each case, as would not reasonably be expected to have a Material Adverse Effect. The Borrower has no actual knowledge of any right, title or interest of a third party in or to any property or contract interest conveyed by the Royalty Agreements, and has not obtained or been provided information from any credible source indicating or suggesting the existence of any such right, title or interest of a third party in or to any property or contract interest conveyed by the Royalty Agreements.

7.11	No Default

No Prospective Default or Event of Default has occurred and is continuing.

7.12	Taxes

Each Obligor and its Subsidiaries have filed or caused to be filed all Tax returns required by Applicable Law to be filed by it, and has paid all Taxes shown to be due and payable on such returns, or on any assessments made against it or any of its properties, and all other Taxes imposed on it or on its properties by any Governmental Authority, except (a) Taxes that are being contested in good faith and by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP or (b) Taxes for which the failure to file such a tax return or make payment would not be reasonably expected to have a Material Adverse Effect. There are no material disputes pending or, to its knowledge, threatened, between any Obligor and any governmental taxing authority.

7.13	Security; Ranking

(a)	The Loan is a direct and unconditional general obligation of the Borrower, and ranks, and will at all times rank, in right of payment and otherwise senior to the Convertible Notes and at least pari passu with all other unsecured and unsubordinated Indebtedness of the Borrower, whether now existing or hereafter outstanding.

(b)	The Security Documents that have been delivered on or prior to the date of this Agreement are effective to create, in favor of the Lenders, a legal, valid and enforceable first-priority Lien on and security interest in all of the Collateral purported to be covered thereby (subject to Permitted Encumbrances). All necessary recordings, consents and filings required for the creation, perfection and enforcement of such Liens have been, or in respect of the Closing Date, will be, made in all necessary public offices, and all other necessary and appropriate actions have been taken, so that the security interest created by each Security Document is a perfected Lien on and security interest in all right, title and interest of such Obligor in the Collateral purported to be covered thereby prior and superior to all other Liens other than Permitted Encumbrances. The descriptions of the Collateral set forth in each Security Document are true, complete, and correct in all material respects and are adequate for the purpose of creating, attaching and perfecting the Liens in the Collateral granted or purported to be granted in favor of the Lenders under the Security Documents.

(c)	No Lien or other instrument or recordation covering all or any part of the Collateral purported to be covered by the Security Documents on or prior to the date this representation is made or deemed to be made is on file in any recording office or public registry, except such as may have been filed in favor of the Lenders and Permitted Encumbrances.

7.14	Use of Proceeds

The proceeds of the Loan shall be used as follows (and not in contravention of the terms set forth in Section 8.13 (Use of Proceeds)):

(a)	to fund a portion of the purchase price of the Additional Mesabi Royalty Agreement;

(b)	to repay all or any portion of the Obligors’ Indebtedness that is owing under the SAF Facility; and

(c)	to pay the Lender Fees and any other Financing Costs approved by the Lenders.

7.15	No Immunity

No Obligor nor any of its respective properties is entitled to any right of immunity in any jurisdiction from suit, court jurisdiction, judgment, attachment (whether before or after judgment), set-off or execution of a judgment or from any other legal process or remedy relating to the obligations of such Obligor under any Loan Document.

7.16	Status

No Obligor is (a) an “investment company” as defined in, or subject to regulation under, the Investment Company Act of 1940, or (b) a “covered fund” under the rules promulgated under Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

7.17	Anti-Corruption Laws

No Obligor nor any of its respective Subsidiaries or any of their respective directors, officers or, to such Obligor’s knowledge, any Affiliates, agents or employees of such Obligor or any of its Subsidiaries (a) has, in the past five (5) years, taken any action, directly or indirectly, that would result in a violation of any applicable Anti-Corruption Laws or (b) as of the date of this Agreement is (or has been in the five (5) years prior to the date of this Agreement) subject to any action, proceeding, litigation, claim or investigation with regard to any actual or alleged violation of applicable Anti-Corruption Laws. The Obligors and their Subsidiaries have implemented, and maintain and enforce, policies and procedures designed to promote and achieve compliance by the Obligors and their Subsidiaries with applicable Anti-Corruption Laws.

7.18	Anti-Money Laundering Laws

The Obligors and their Subsidiaries are conducting their businesses in compliance with applicable Anti-Money Laundering Laws and have implemented, and maintain and enforce, policies and procedures designed to promote and achieve compliance by the Obligors and their Subsidiaries with applicable Anti-Money Laundering Laws. As of the date of this Agreement, no Obligor nor any of its Subsidiaries or any of their respective directors, officers or, to such Obligor’s knowledge, any Affiliates, agents or employees of any Obligor or any of its Subsidiaries is (or has been in the five (5) years prior to the date of this Agreement) subject to any action, proceeding, litigation, claim or investigation with regard to any actual or alleged violation of applicable Anti-Money Laundering Laws.

7.19	Sanctions

No Obligor nor any of its respective Subsidiaries or any of their respective directors, officers or, to such Obligor’s knowledge, any Affiliates, agents or employees of such Obligor or any of its Subsidiaries (a) is a Sanctioned Person, (b) has engaged directly or indirectly, in the past five (5) years, in any dealings or transactions with, involving or for the benefit of a Sanctioned Person, or in or involving any Sanctioned Jurisdiction, or (c) as of the date of this Agreement is (or has been in the five (5) years prior to the date of this Agreement) subject to any action, proceeding, litigation, claim or investigation with regard to any actual or alleged violation of Sanctions. The Obligors and their Subsidiaries have implemented, and maintain and enforce, policies and procedures designed to promote and achieve compliance by the Obligors and their Subsidiaries with applicable Sanctions.

7.20	No Restrictions on Dividends and Distributions

There are no contractual obligations that limit the ability of any Subsidiary to pay dividends or make distributions (or similar other payments with respect to Equity Interests) to the Borrower or its Subsidiaries, except any such limitations that are permitted by Section 8.17 (Restrictive Agreements).

7.21	Solvency

The Obligors are, and immediately after the Closing Date, on a consolidated basis, Solvent.

7.22	Insurance

Each Obligor maintains Insurance Policies on such of its property and against such risks and in such amounts as is customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations (after giving effect to any self-insurance).

7.23	Material Documents

(a)	Each Obligor is in compliance with each Material Document in effect as of such date, to which it is a party, except where such failure to comply could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	Each Material Document is in full force and effect as of the date of this representation, remains in full force and effect and has not been terminated by any party thereto.

7.24	Material Permits

(a)	Each Obligor holds all Material Permits necessary for the conduct of its business as presently conducted, except where the failure to hold such Material Permits could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)	Each Material Permit is in full force and effect as of the date of this representation and has not been revoked, suspended or withdrawn.

7.25	No Material Adverse Effect

Since December 31, 2025, there has been no event, change or effect which, individually or in the aggregate, has had, or could reasonably be expected to have, a Material Adverse Effect.

Article VIII
Covenants

The Borrower and, where applicable, each other Obligor agrees that, from and after the Closing Date and until the principal of and interest on the Loan and all other amounts (other than contingent amounts for which no claim has been made) payable by it under the Loan Documents are paid in full, the Borrower and such Obligor shall observe and perform each of the covenants set forth below:

8.01	Maintenance of Existence

(a)	(i) Each of the Borrower and TMCR Operations shall do all things necessary to maintain itself in existence as a corporation or any other form of business organization permitted under the laws of British Columbia and (ii) each of TMCR USA Holdings and TMCR USA Operations shall do all things necessary to maintain itself in existence as a corporation or any other form of business organization permitted under the laws of Delaware.

(b)	The Borrower shall not, and shall not permit any Subsidiary to, (i) dissolve, liquidate, amalgamate, merge or consolidate with or into another Person, or sell, transfer, license, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets of the Borrower or any such Subsidiary, as the case may be, to or in favor of any Person, except that any Subsidiary or any other Person may amalgamate, merge or consolidate with or into, or sell, transfer, license, lease or otherwise dispose of its assets to, the Borrower or any Subsidiary; provided that, in the case of any such amalgamation, merger or consolidation involving any other Person, the continuing or surviving Person shall be the Borrower or the relevant Subsidiary or (ii) except as otherwise permitted by Section 8.12 (Line of Business), change the purpose or nature of its business.

8.02	Information Undertakings; Reporting Requirements

The Borrower shall furnish to the Administrative Agent (for delivery to each Lender):

(a)	Quarterly Financial Statements. Within forty-five (45) days after the end of each of the first three (3) Fiscal Quarters of each Fiscal Year, and within sixty (60) days after the end of the Fiscal Quarter ending December 31 of each Fiscal Year, unaudited financial statements of the Borrower. Such financial statements shall be accompanied by a certificate of an Authorized Representative of the Borrower, substantially in the form of Exhibit D (Form of Compliance Certificate) (i) certifying that (except as may otherwise be noted in such certificate) such financial statements are presented in conformity with GAAP applied on a basis consistent with that of the most recent audited consolidated financial statements and contain any applicable notes, (ii) certifying as to whether a Prospective Default or Event of Default has occurred and is continuing and specifying the details thereof and any action taken or proposed to be taken with respect thereto, and (iii) including a narrative management summary and analysis of the financial performance of the Borrower, in form and substance satisfactory to each Lender (acting reasonably).

(b)	Annual Financial Statements. Within one hundred and twenty (120) days after the end of each Fiscal Year of the Borrower, audited financial statements of the Borrower consisting of a consolidated balance sheet as of the end of such Fiscal Year and a consolidated income statement, a consolidated cash flow statement, a consolidated statement of comprehensive income and a consolidated statement of changes in equity, in each case, for such Fiscal Year, prepared in accordance with GAAP, containing any applicable notes and certified by independent public accountants of recognized international standing.

(c)	Monthly Reports. As soon as practicable and in any event within 35 days after the end of each month, a report of the Borrower consisting of the consolidated Royalty Revenue (together with any statements or reports delivered under the Royalty Agreements in connection therewith).

(d)	Material Documents. Promptly upon (and in any event within seven (7) Business Days after) receipt or delivery by any Obligor, copies of any material notices, documents or reports received from or delivered under a Material Document, including any non-frivolous notices of suspension of work, default, termination, material claims or material demands (including any claims for liquidated damages) (and in each case (solely to the extent applicable) reasonable details of any action the Borrower is taking or proposes to take in respect thereof).

(e)	Annual Budget; Budget Updates. (i) Not later than thirty (30) days after the first day of each Fiscal Year, an annual Budget in respect of the then-applicable Fiscal Year and (ii) within fifteen (15) days after the occurrence of any event or series of events that makes the most recently delivered budget materially inaccurate, an updated Budget reflecting any changes necessary to address such material inaccuracy.

(f)	Public Filing. Information filed by the Borrower on EDGAR shall deem to satisfy the delivery requirements set forth in Section 8.02(a) and Section 8.02(b) above.

8.03	Compliance with Law

Each Obligor shall, and shall cause its Subsidiaries to, comply, in all material respects, with all Applicable Laws (including all Environmental Laws), except so long as the necessity of compliance therewith is being contested in good faith by appropriate proceedings; provided, however, that for any Sanctions or applicable Anti-Corruption Laws or Anti-Money Laundering Laws, such Obligor shall, and shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause each of its and their respective officers, directors, employees and agents (in each case when acting in such capacity on behalf of such Obligor or its Subsidiaries and to the extent a failure to comply with such laws by such individuals would constitute a failure to comply by such Obligor or its Subsidiaries) to, comply with such laws in all respects.

8.04	Taxes

The Borrower shall, and shall cause its Subsidiaries to, pay and discharge, before the same shall become delinquent, all material Taxes due and payable under Applicable Law (including any stamp tax on or in respect of this Agreement, the Fee Letter and the Notes), or lawfully imposed on it or its property, income or operations unless such Taxes shall be contested in good faith and by appropriate proceedings and adequate reserves are maintained with respect thereto.

8.05	Ranking

The Borrower shall ensure that the Loan will at all times be a direct and unconditional general obligation of the Borrower, ranking in right of payment and otherwise senior to the Convertible Notes and at least pari passu with all other unsecured and unsubordinated Indebtedness of the Borrower, whether now existing or hereafter outstanding, except for Indebtedness of the Borrower having priority solely by operation of Applicable Law, such as Indebtedness relating to judicial expenses incurred for the general benefit of creditors, taxes payable to Governmental Authorities, and wages, salaries and other social security benefits of the employees of the Borrower and its Subsidiaries.

8.06	Access, Site Visits

Each Obligor shall permit the Lenders (or their designee) access upon reasonable prior notice to its books and records, (a) during normal business hours, (b) in a manner that does not unreasonably disrupt the operation of the business of such Obligor, (c) subject to the confidentiality provisions set forth in Section 12.16 (Confidentiality) and (d) at the expense and risk of the Lenders; provided that, if an Event of Default is continuing, the Lenders shall be required to give prior notice but shall not be required to make any request prior to any such visit and the costs of any such visit shall be for the sole expense of the Borrower; provided, further, that, notwithstanding anything to the contrary herein, no Obligor shall be required to permit access to any document, information or other matter (w) that constitutes non-financial trade secrets or non-financial proprietary information of such Obligor and/or its customers and/or suppliers, (x) in respect of which disclosure to the Lenders (or any of their respective representatives or agents) is prohibited by Applicable Law (including any material non-public information), (y) that is subject to attorney-client or similar privilege or (z) in respect of which such Obligor owes confidentiality obligations to any third party so long as such obligations were not incurred in contemplation of preventing such access, and it being understood that (A) such Obligor shall inform the Lenders of the existence and nature of the confidential records, documents or other information not being provided, and (B) following a reasonable request from any Lender, use commercially reasonable efforts to request consent from an applicable contractual counterparty to disclose such information (but shall not be required to incur any cost or expense or pay any consideration of any type to such party in order to obtain such consent).

8.07	Books and Records

The Borrower and each of its Subsidiaries shall keep proper books of record and account in which full, true and correct entries, in all material respects, are made of all dealings and transactions in relation to its business and activities in conformity with GAAP.

8.08	Maintenance of Properties; Disposition of Assets

(a)	The Borrower shall, and shall cause its Subsidiaries to, keep and maintain all licenses, approvals, permits, contracts and rights necessary at any given time for the operation of the Borrower’s and its Subsidiaries’ businesses in full force and effect, unless the failure to maintain such licenses, approvals, permits, contracts or rights in full force and effect would not reasonably be expected to have a Material Adverse Effect.

(b)	The Obligors shall not sell, assign, lease, transfer or otherwise dispose of any of its property or assets without the consent of the Majority Lenders, except that no consent shall be required for dispositions of assets that are obsolete or no longer used or useful in the business of the Borrower and its Subsidiaries.

8.09	Limitation on Liens and Encumbrances

No Obligor shall create, incur, assume, or suffer to exist, directly or indirectly, any Lien on or with respect to any of its property or assets, of any kind, whether now owned or hereafter acquired, except Permitted Encumbrances.

8.10	Notice of Extraordinary Events

The Borrower shall promptly notify the Administrative Agent (for delivery to each Lender) upon its discovery, and in any case within five (5) Business Days thereof, of the occurrence of:

(a)	any Event of Default or Prospective Default;

(b)	any Change of Control;

(c)	any litigation, arbitration or administrative or similar governmental action, suit or proceeding that is instituted or threatened in writing against the Borrower or its Subsidiaries or any of their respective assets, in each case that could reasonably be expected to result in a Material Adverse Effect;

(d)	any circumstance relating to the Borrower or its Subsidiaries or any of their respective assets, in each case, that would reasonably be expected to result in a non-compliance by the Borrower or any of its Subsidiaries with any Environmental Law in a manner that could reasonably be expected to have a Material Adverse Effect;

(e)	any material notices or claims received in respect of the Insurance Policies;

(f)	any material notices or claims received in respect of any Material Document that could reasonably be expected to have a Material Adverse Effect;

(g)	any other development, event or circumstance that could reasonably be expected to have a Material Adverse Effect;

in each case describing the nature thereof and the action the Borrower proposes to take with respect thereto.

8.11	Hedging Instruments

The Borrower shall not and shall not permit its Subsidiaries to enter into any Hedges other than Permitted Hedges.

8.12	Line of Business

The Borrower shall not and shall not permit any Subsidiary to engage in any business other than a Permitted Business.

8.13	Use of Proceeds

(a)	The Borrower shall use the proceeds of the Loan only for the purposes set forth in Section 7.14 (Use of Proceeds).

(b)	The Borrower shall not use any part of the proceeds of the Loan, directly or indirectly, for any purpose that entails a violation of (a) the regulations of the Federal Reserve Board, including Regulation T, Regulation U and Regulation X and (b) any applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.

8.14	Anti-Corruption Laws; Anti-Money Laundering Laws

The Borrower shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, use any part of the proceeds of the Loan for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage or otherwise in violation of any applicable Anti-Corruption Law or Anti-Money Laundering Law. Each Obligor shall, and shall cause its Subsidiaries to, continue to maintain and enforce policies and procedures designed to promote and achieve compliance by such Obligor and its Subsidiaries with applicable Anti-Corruption Laws and Anti-Money Laundering Laws. The Borrower shall, to the extent permitted by Applicable Law, promptly notify the Lenders in the event that any Obligor or any of its Subsidiaries, or any of their respective directors, officers or employees becomes subject to any action, proceeding, litigation, claim or investigation with regard to any actual or alleged violation of applicable Anti-Corruption Laws or Anti-Money Laundering Laws.

8.15	Sanctions

The Borrower shall not, nor shall it permit any of its Subsidiaries to, directly or indirectly, use any part of the proceeds of the Loan, or lend, contribute or otherwise make available such proceeds to any Person, to fund or finance any business or activities of, with or involving a Sanctioned Person, or in or involving any Sanctioned Jurisdiction or otherwise in any other manner, in each case, that would result in a violation of Sanctions by any Person, including any Lender. Each Obligor shall, and shall cause its Subsidiaries to, continue to maintain and enforce policies and procedures designed to promote and achieve compliance by such Obligor and its Subsidiaries with applicable Sanctions. The Borrower shall, to the extent permitted by Applicable Law, promptly notify the Lenders in the event that any Obligor or any of its Subsidiaries, or any of their respective directors, officers or employees becomes subject to any action, proceeding, litigation, claim or investigation with regard to any actual or alleged violation of Sanctions.

8.16	Arm’s-Length Transactions

Each transaction or agreement between any Obligor, the Borrower or any of its Subsidiaries, on the one hand, and its or their respective Affiliates, on the other hand, shall be undertaken on fair and commercially reasonable terms no less favorable to such Obligor, the Borrower or its Subsidiaries, taken as a whole, than would be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate; provided that this Section 8.16 (Arm’s-Length Transactions) shall not apply to transactions between Obligors.

8.17	Restrictive Agreements

No Obligor shall, and shall not permit any Subsidiary to, enter into any contractual obligation that limits the ability of any Subsidiary to pay dividends or make distributions (or similar other payments with respect to Equity Interests) to such Obligor or any Subsidiary, provided that the foregoing shall not apply to:

(a)	restrictions imposed by Applicable Law;

(b)	contractual obligations, including in respect of any loan agreement, existing on the date hereof, and amendments, modifications, replacements, renewals or extensions thereof; provided that the scope of any such contractual obligations shall not be more restrictive than those existing on the date hereof and any amendments, modifications, replacements, renewals or extensions shall not be adverse to the interests of the Lenders hereunder;

(c)	restrictions imposed by the organizational documents of any Subsidiary or contained in any related joint venture, shareholders’ or similar agreement, in each case, as of the date hereof; and

(d)	contractual obligations in effect at the time any Person becomes a Subsidiary, or any agreement or instrument assumed in connection with any acquisition of assets from any Person; provided that such contractual obligations were not entered into solely in contemplation of such Person becoming a Subsidiary or of such acquisition of assets from such Person, and amendments, modifications, replacements, renewals or extensions thereof (including any such renewals or extension arising as a result of a renewal, extension or refinancing of any Indebtedness containing such restriction); provided, further, in each case, that the scope of any such contractual obligations shall not be more restrictive than those existing on the date of acquisition.

8.18	Restricted Payments

The Borrower shall not, and shall not permit its Subsidiaries to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment at any time, other than Restricted Payments:

(a)	paid by (i) any Obligor (other than the Borrower) to the Borrower, or (ii) any Obligor, other than the Borrower, to another Obligor, in each case, in respect of Intercompany Debt; and

(b)	made by the Borrower to or on account of the Convertible Notes as permitted under the Intercreditor Agreement.

8.19	Bank Accounts

Each Obligor shall ensure that all payments received in respect of the Mesabi Royalty Agreements are deposited into the TMCR USA Account, which account shall at all times (subject to Section 8.32 (Post-Closing Actions)) be subject to an Account Control Agreement, in form and substance satisfactory to the Administrative Agent.

8.20	Insurance

Each Obligor shall maintain Insurance Policies on such of its property and against such risks and in such amounts as is customarily maintained by similarly situated companies engaged in the same or similar business operating in the same or similar locations (after giving effect to any self-insurance) and in similar circumstances.

8.21	Indebtedness

Neither the Borrower nor any of its Subsidiaries shall contract, create, incur, become liable for, assume or permit to exist any Indebtedness except for Permitted Indebtedness.

8.22	Protection of Security

Each Obligor will, at its own expense, take all actions that are reasonably requested by the Majority Lenders to establish, maintain, protect and preserve the Liens created by each Security Document, the required priority (to the extent available under Applicable Law and, in all cases, subject to Permitted Encumbrances) of such Liens and the effectiveness of the powers of attorney granted pursuant to such Security Documents.

8.23	Further Information

Upon Administrative Agent’s reasonable request, the Borrower shall promptly, and in any event within a reasonable period of time after written request by the Administrative Agent, furnish to the Administrative Agent such additional information regarding any Property of the Obligors as the Administrative Agent may reasonably request.

8.24	Limitation on Subsidiaries

Neither the Borrower nor its Subsidiaries shall create or acquire any Subsidiary after the Closing Date, unless:

(a)	such Subsidiary is an Excluded Subsidiary; or

(b)	such Subsidiary, promptly, and in any event within thirty (30) days of the creation or acquisition of such Subsidiary:

(i)	executes and delivers to the Administrative Agent a joinder to this Agreement whereby such Subsidiary agrees to be bound by all of the terms applicable to Obligors as if it had executed this Agreement as an Obligor;

(ii)	execute and deliver to the Administrative Agent such supplements or amendments to any Loan Document as are necessary or advisable to grant to the Lender a perfected first priority security interest in the Equity Interests of such new Subsidiary that are owned by any Obligor;

(iii)	causes the Equity Interests of such new Subsidiary that are owned by any Obligor to be perfected by control, whether by delivery to the Collateral Agent of the certificates representing such Equity Interests together with undated stock powers executed in blank, or by entering into an issuer control agreement in favour of the Collateral Agent, as applicable;

(iv)	deliver to the Administrative Agent an officer’s certificate of such Subsidiary attaching its constating documents, by-laws, authorizing resolutions and incumbency certificate; and

(v)	if requested by the Administrative Agent, such Subsidiary causes its legal counsel to deliver to the Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent, as applicable.

8.25	Limitation on Investments

Neither the Borrower nor its Subsidiaries (other than an Excluded Subsidiary) shall make any Investment, except: (A) in respect of the Borrower (i) short-term Investments in money market instruments with remaining maturities of twelve (12) months or less at the date of purchase including securities issued by government agencies, and term deposits and bank accounts with financial institutions; provided, that such short-term Investments are readily convertible to cash and (ii) Investments with a value up to $1,000,000 in the aggregate; and (B) in respect of any Obligor, the acquisition of any Equity Interests by such Obligor of any other Obligor.

8.26	Limitation on Acquisitions

Neither the Borrower nor its Subsidiaries shall make any Acquisition other than Permitted Acquisitions.

8.27	Material Documents

Neither the Borrower nor its Subsidiaries shall amend or modify any of the Material Documents without the consent of the Majority Lenders.

8.28	Convertible Notes

The Borrower shall not, and shall not permit any of its Subsidiaries to, amend, modify, waive or supplement any term of the Convertible Notes other than in accordance with the Intercreditor Agreement.

8.29	Financial Covenants; Equity Cure

(a)	The Borrower shall maintain an Unrestricted Cash balance of not less than $5,000,000 at all times.

(b)	The Borrower will not permit the Interest Coverage Ratio to be less than 6.25:1.00 for any Test Period, as calculated and tested at the end of each Fiscal Quarter for the Test Period then ended, commencing with the Fiscal Quarter ending December 31, 2027; provided that this Section 8.29(b) shall not apply in respect of the first three (3) Test Periods ending after the Closing Date if, as of the last day of each such Test Period, Unrestricted Cash is greater than or equal to $20,000,000.

(c)	Notwithstanding Section 8.29(b), if the Borrower fails to comply with Section 8.29(b) as of the last day of any Fiscal Quarter, then at any time during the period commencing on the last day of such Fiscal Quarter and ending on the tenth (10th) Business Day after the date on which the Compliance Certificate for such Fiscal Quarter is required to be provided pursuant to Section 8.02(a) (the “Cure Period”), the Borrower shall have the right (the “Cure Right”) to issue Equity Interests for cash, to otherwise receive cash contributions in respect of its common Equity Interests or to consummate any other capital raise on terms reasonably satisfactory to the Majority Lenders, and to apply the net proceeds thereof (the “Cure Amount”) to increase Consolidated EBITDA in accordance with this Section 8.29(c); provided that: (i) upon receipt by the Borrower of the Cure Amount and delivery by the Borrower to the Administrative Agent of a certificate setting forth the calculation thereof, Consolidated EBITDA shall be increased, solely for the purposes of determining compliance with Section 8.29(b) as of the last day of such Fiscal Quarter, by an amount equal to the Cure Amount; (iii) the Cure Amount shall be no greater than the amount required to cause the Borrower to be in compliance with Section 8.29(b) for the applicable Test Period; (v) the Cure Amount shall be disregarded for purposes of determining compliance with any other covenant, basket, ratio or condition under this Agreement, and shall not be credited as a reduction or netting of Indebtedness for any purpose under this Agreement and (vi) the Cure Right may only be exercised in respect of the first three (3) Test Periods ending after the Closing Date (being the Test Periods ending on December 31, 2027, March 31, 2028 and June 30, 2028).

(d)	If, after giving effect to the adjustments described in Section 8.29(c), the Borrower shall be in compliance with Section 8.29(b) for the applicable Test Period, the Borrower shall be deemed to have satisfied the requirements of Section 8.29(b) as of the relevant date of determination with the same effect as though there had been no failure to comply therewith, and any Default or Event of Default arising from such failure shall be deemed cured and not continuing for all purposes of this Agreement. During the period commencing on the last day of the applicable Fiscal Quarter and ending upon the earlier of (x) the expiration of the Cure Period and (y) the date on which the Borrower notifies the Administrative Agent in writing that it does not intend to exercise the Cure Right, neither the Administrative Agent shall not accelerate the Obligations or exercise any right or remedy under this Agreement or the other Loan Documents solely on the basis of the Borrower’s failure to comply with Section 8.29(b). If the Borrower does not effect a cure of such failure pursuant to Section 8.29(c) prior to the expiration of the Cure Period, the Borrower shall, no later than five (5) Business Days after the expiration of the Cure Period, deliver to the Administrative Agent a certificate to that effect.

8.30	Excluded Subsidiaries

The Borrower shall not permit the Excluded Subsidiaries to have, in aggregate, assets and revenue comprising more than 5% of the consolidated assets and revenue of the Borrower. No Obligor has guaranteed or is otherwise liable for or obligated in respect of, or has given security for, any Indebtedness or other liability of any Excluded Subsidiary.

8.31	Fiscal Year

The Borrower shall not change its Fiscal Year without the prior written consent of the Majority Lenders.

8.32	Post-Closing Actions

The Borrower shall complete the following post-closing actions, in each case in form and substance satisfactory to the Administrative Agent:

(a)	on or prior to the date falling ten (10) Business Days after the Closing Date, the Borrower shall deliver a duly executed copy of the acknowledgment agreement with respect to the Mesabi Royalty Agreements;

(b)	on or prior to the date falling five (5) Business Days after the Closing Date, the Borrower shall deliver an opinion of counsel in Minnesota with respect to the enforceability of the Mortgage and such other matters customarily included in such opinion and opinions of counsel in Minnesota, with respect to the due authorization, execution and delivery of the Mortgage by such mortgagor and such other matters customarily included in such opinion;

(c)	on or prior to the date falling five (5) Business Days after the Closing Date, the Borrower shall deliver evidence that the Mortgage has been submitted for recording in the appropriate land records (both abstract and Torrens) in the jurisdiction in which such real property subject to the Mortgage is located;

(d)	on or prior to the date falling twenty (20) Business Days after the Closing Date, the Borrower shall deliver the Account Control Agreements; and

(e)	on or prior to the date falling sixty (60) days after the date on which the Borrower has delivered evidence that the Mortgage has been submitted for recording, an official copy of the duly recorded and registered Mortgage.

Article IX
Guarantee

9.01	Guarantee

(a)	Each Guarantor hereby absolutely, unconditionally and irrevocably, jointly and severally, guarantees to the Lenders, the punctual payment when due (whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise) of all Obligations of the Borrower now or hereafter existing under or in respect of the Loan Documents (including any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing Obligations), whether direct or indirect, absolute or contingent, and whether for principal, interest, premiums, fees, indemnities, contract causes of action, costs, expenses or otherwise (such obligations of the Guarantors being the “Guaranteed Obligations”), and agrees to pay any and all reasonable expenses (including reasonable fees and expenses of counsel) incurred by any Lender or the Collateral Agent in enforcing any rights under this Section 9.01 (Guarantee) (the foregoing obligations, collectively, the “Guarantee”).

(b)	Each Guarantor, and by its acceptance of this Guarantee and each Lender, hereby confirms that it is the intention of all such Persons that this Guarantee and the Guaranteed Obligations of such Guarantor hereunder not constitute a fraudulent transfer or conveyance for purposes of the Bankruptcy Code, the Bankruptcy and Insolvency Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar foreign, federal, provincial, territorial or state law to the extent applicable to this Guarantee and the Guaranteed Obligations of such Guarantor hereunder. To effectuate the foregoing intention, the Lenders and each Guarantor hereby irrevocably agree that the Guaranteed Obligations of such Guarantor under this Guarantee at any time shall be limited to the maximum amount as will result in the Guaranteed Obligations of such Guarantor under this Guarantee not constituting a fraudulent transfer or conveyance.

9.02	Guarantee and Grant of Security Interest Absolute

Each Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Loan Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Lender with respect thereto. To the maximum extent permitted by law, the Guaranteed Obligations of each Guarantor under or in respect of this Agreement are independent of the Obligations of the Borrower, under or in respect of the Loan Documents, and a separate action or actions may be brought and prosecuted against such Guarantor to enforce this Agreement, irrespective of whether any action is brought against the Borrower or whether the Borrower is joined in any such action or actions. The Guaranteed Obligations of each Guarantor under this Agreement and the rights of the Lenders shall be irrevocable, absolute and unconditional irrespective of, and each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any or all of the following:

(a)	any lack of validity or enforceability of any Loan Document or any agreement or instrument relating thereto;

(b)	any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations, or any other amendment or waiver of or any consent to departure from any Loan Document or any other agreement or instrument relating thereto, including any increase in the Guaranteed Obligations resulting from the extension of additional credit to the Borrower (as applicable);

(c)	any taking, exchange, release or non-perfection of any Collateral or any taking, release or amendment or waiver of, or consent to departure from, any guarantee, for all or any of the Guaranteed Obligations;

(d)	any manner of application of Collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any Collateral for all or any of the Guaranteed Obligations or any other assets of the Borrower (as applicable);

(e)	any change, restructuring or termination of the corporate structure or existence of the Borrower;

(f)	the failure of any other Person to execute or deliver any other guarantee or agreement or the release or reduction of liability of any other guarantor or surety with respect to the Guaranteed Obligations;

(g)	any limitation on any party’s liability or obligations under any Loan Document;

(h)	any bankruptcy, insolvency, reorganization, composition, adjustment, dissolution, liquidation or other like proceeding relating to the Borrower, or any action taken with respect to this Agreement or any other Loan Document by any trustee, receiver, interim receiver, receiver/manager, custodian, liquidator, sequestrator, administrator or other similar official, or by any court, in any such proceeding; or

(i)	any other circumstance (including any statute of limitations) that might otherwise constitute a legal or equitable defense available to, or discharge of, a surety or a guarantor.

This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by any Lender or any other Person upon the insolvency, bankruptcy or reorganization of the Borrower or any other Obligor or otherwise, all as though such payment had not been made.

9.03	Waivers and Acknowledgments

(a)	Each Guarantor’s guarantee under Section 9.01 (Guarantee) is a guarantee of payment and not of collection. Each Guarantor hereby unconditionally and irrevocably waives, to the maximum extent permitted by law, promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Agreement and any requirement that any Lender protect, secure, perfect or insure any Lien or any Property subject thereto or exhaust any right or take any action against the Borrower (as applicable) or any other Person or any Collateral.

(b)	Each Guarantor hereby acknowledges that the Guarantee is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future, and shall remain in full force and effect until such time as the Guaranteed Obligations have been discharged finally and in full.

(c)	Each Guarantor hereby unconditionally and irrevocably waives, to the maximum extent permitted by law, (i) any defense arising by reason of any claim or defense based upon an election of remedies by any Lender that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of such Guarantor or other rights of such Guarantor to proceed against the Borrower, any other guarantor or any other Person or any Collateral and (ii) any defense based on any right of set-off or counterclaim against or in respect of the Obligations of the Borrower.

(d)	Each Guarantor acknowledges that the Majority Lenders may, without notice to or demand upon any Obligor and without affecting the liability of such Guarantor under this Agreement, foreclose under any Security Document by nonjudicial sale, and such Guarantor hereby waives any defense to the recovery by the Lenders against such Guarantor of any deficiency after such nonjudicial sale and any defense or benefits that may be afforded by Applicable Law; provided that such nonjudicial sale is conducted in accordance with Applicable Law.

(e)	Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Loan Documents and that the waivers set forth in Section 9.02 (Guarantee and Grant of Security Interest Absolute) and this Section 9.03 (Waivers and Acknowledgments) are knowingly made in contemplation of such benefits.

9.04	Subrogation

Each Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against the Borrower, that arise from the existence, payment, performance or enforcement of such Guarantor’s Guaranteed Obligations under or in respect of the Guarantee, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of any Lender against the Borrower or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including the right to take or receive from the Borrower, directly or indirectly, in cash or other Property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until the date that all Obligations are indefeasibly paid or discharged in full. Notwithstanding the foregoing sentence, if any amount shall be paid to a Guarantor in violation of the immediately preceding sentence at any time prior to the occurrence of the date that all Obligations are indefeasibly paid or discharged in full, such amount shall be received and held in trust for the benefit of the Lenders, shall be segregated from other Property and funds of such Guarantor and shall forthwith be paid or delivered to the Lenders in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Agreement, whether matured or unmatured, in accordance with the terms of the Loan Documents, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Agreement and any other Loan Document thereafter arising. Upon the occurrence of the date that all Obligations are indefeasibly paid or discharged in full, the Lenders will, promptly at such Guarantor’s reasonable request and at the Borrower’s expense, execute and deliver to such Person appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to such Guarantor of an interest in the Guaranteed Obligations resulting from such payment made by such Guarantor pursuant to the Guarantee.

Article X
Events Of Default

10.01	Events of Default

If any of the following events (each an “Event of Default”) shall occur and be continuing:

(a)	Principal Payment Default. The Borrower shall fail to pay any principal of the Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b)	Interest Payment Default. The Borrower shall fail to pay any interest on the Loan or any fee or any other amount, including the Make-Whole Amount (other than an amount referred to in clause (a) of this Section 10.01 (Events of Default)) payable under this Agreement, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of more than three (3) Business Days;

(c)	Breach of Representation or Warranty. Any representation or warranty made or deemed made by or on behalf of the Borrower in or pursuant to this Agreement or any amendment or modification hereof or thereof, or in any report, certificate, financial statement or other document furnished pursuant to or in connection with this Agreement or any amendment or modification hereof or thereof, shall prove to have been incorrect in any material respect when made or deemed made, unless, in each case, such misrepresentation is capable of remedy and is remedied within thirty (30) days after the Borrower obtains knowledge thereof;

(d)	Breach of Covenant. The Borrower shall fail to observe or perform any covenant or agreement contained in:

(i)	Section 8.05 (Ranking), Section 8.08(b) (Maintenance of Properties, Disposition of Assets), Section 8.09 (Limitations on Liens and Encumbrances), Section 8.10 (Notice of Extraordinary Events), Section 8.18 (Restricted Payments), Section 8.13 (Use of Proceeds), Section 8.14 (Anti-Corruption Laws; Anti-Money Laundering Laws), Section 8.15 (Sanctions), Section 8.19 (Bank Accounts) Section 8.21 (Indebtedness), Section 8.22 (Protection of Security), Section 8.29 (Financial Covenants) or Section 8.32 (Post-Closing Actions);

(ii)	Section 8.01 (Maintenance of Existence), Section 8.02 (Information Undertakings; Reporting Requirements), Section 8.20 (Insurance), Section 8.24 (Limitation on Subsidiaries) and such failure shall continue unremedied for a period of ten (10) days after such failure;

(iii)	any other term, covenant or agreement under any Loan Document (subject to any applicable cure period) and such failure shall continue unremedied for a period of thirty (30) days from the earlier of (x) the Borrower obtaining knowledge of such failure or (y) notice from the Lenders or the Administrative Agent about such failure.

(e)	Cross-Default. (i) Any Obligor or any of its Subsidiaries fails to make payments when due (and any grace period relating thereto has expired) in respect of Indebtedness (other than the Loan or any Intercompany Indebtedness), which payments are in an aggregate amount in excess of five million ($5,000,000) Dollars or (ii) any Obligor or any of its Subsidiaries defaults under any of its Indebtedness (other than the Loan or any Intercompany Indebtedness), in a principal amount in excess of five million Dollars ($5,000,000) in the aggregate, as a result of the occurrence of which default permits such Indebtedness to become due prior to the stated maturity thereof;

(f)	Final Judgments. Any final judgment or judgments for the payment of money in excess of five million ($5,000,000) Dollars in the aggregate (to the extent not covered by independent third party insurance as to which the insurer has acknowledged coverage) shall be rendered by a court or other competent tribunal against the Borrower or any of its Subsidiaries and shall remain unpaid, unstayed on appeal, undischarged, unbonded or undismissed for a period of sixty (60) days from the date of entry thereof;

(g)	Bankruptcy of Borrower. The Borrower or any of its Subsidiaries commences a proceeding under or pursuant to any Bankruptcy and Insolvency Law relating to itself; or there is commenced against the Borrower or any of its Subsidiaries a proceeding under or pursuant to any Bankruptcy and Insolvency Law which remains undismissed or unstayed for sixty (60) days; or a receiver, receiver and manager, or trustee, liquidator, monitor or other officer or representative of a court or of creditors, or any court or governmental agency, shall under color of legal authority take and hold possession of any substantial part of its property for a period in excess of sixty (60) days;

(h)	Security. The Liens in favor of the Lenders under the Security Documents at any time cease to constitute valid and fully perfected Liens granting a first-priority security interest (to the extent available under Applicable Law and subject to Permitted Encumbrances) in the Collateral to the Lenders or any agent or trustee on their behalf and except for expiration in accordance with its terms, any of the applicable Security Documents at any time for any reason ceases to be valid and binding or in full force and effect;

(i)	Agreements Unenforceable. Any Loan Document is declared in a final non-appealable judgment to be unenforceable against the Borrower, or the Borrower shall have repudiated its obligations thereunder and ceased to perform such obligations (for this purpose a statement or dispute regarding the scope or nature of the parties’ rights and obligations under any such agreement, and a failure to perform any particular obligation thereunder, shall not by itself be deemed to be a repudiation thereof);

(j)	Material Adverse Effect. An event occurs causing a Material Adverse Effect occurs and is continuing for a period of more than thirty (30) days; or

(k)	Change of Control. A Change of Control occurs.

then, and in every such event, and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Majority Lenders shall, by notice to the Borrower, (i) declare the Loan then outstanding to be due and payable, and thereupon the principal of the Loan so declared to be due and payable, together with accrued interest thereon, the Make-Whole Amount and all fees and other obligations of the Borrower accrued hereunder, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; provided that, with respect to any event described in clause (g) of this Section 10.01 (Events of Default), the principal of the Loan then outstanding, together with accrued interest thereon and all fees and other obligations of the Borrower accrued hereunder, shall automatically become due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; and (ii) direct the Collateral Agent, in accordance with the Security Documents to exercise the rights and remedies available to the Lenders under and in accordance with the provisions of the Loan Documents and Applicable Law (including directing the Collateral Agent to deliver a “Notice of Exclusive Control” (or similar notice) under any Security Document).

Article XI
The Administrative Agent

11.01	Appointment, Powers and Immunities

Each Lender hereby appoints and authorizes the Administrative Agent to act as its agent hereunder, with such powers as are specifically delegated to the Administrative Agent by the terms of this Agreement, together with such other powers as are reasonably incidental thereto, and each Lender authorizes and instructs the Administrative Agent to execute and deliver on its behalf each Note.

The Administrative Agent (which term, as used in this sentence, in Section 11.05 (Indemnification), in the first sentence of Section 11.06 (Non-Reliance on Administrative Agent and Other Lenders) and in Section 12.04 (Indemnification)) shall include reference to its Affiliates and its own and its Affiliates’ officers, directors, employees, representatives, attorneys and agents shall not: (A) have any duties or responsibilities except those expressly set forth for the Administrative Agent in this Agreement and in any other document to which the Administrative Agent is or becomes a party, or by reason of this Agreement or any such document be a trustee for any Lender or subject to any fiduciary or other implied duties, regardless of whether an Event of Default has occurred and is continuing; (B) be responsible to the Lenders for any recitals, statements, representations or warranties contained in this Agreement, or in any other document to which the Administrative Agent is or becomes a party, or in any certificate or other document referred to or provided for in, or received by any of them under, this Agreement or any such document, or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement, the Fee Letter, the Notes or any other document referred to or provided for herein or therein or for any failure by the Obligors or any other Person to perform any of its obligations hereunder or thereunder; (C) be required to initiate or conduct any litigation or collection proceedings hereunder or with respect hereto or under, or with respect to, the Fee Letter or the Notes; (D) be liable or responsible for any action taken, suffered or omitted to be taken by it hereunder or under any other document or instrument referred to or provided for herein or in connection herewith, except for its own gross negligence or willful misconduct as finally determined by a court of competent jurisdiction; and (E) shall not be required to take any action which is contrary to this Agreement or any other document to which it is or becomes a party.

The Administrative Agent may employ agents and attorneys-in-fact, and the Administrative Agent shall not be responsible for the negligence or misconduct of any such agents or attorneys-in-fact selected by it in good faith and with due care. The Administrative Agent may deem and treat the payee of the Notes as the holder thereof for all purposes hereof unless and until a notice of the assignment or transfer thereof shall have been filed with the Administrative Agent.

11.02	Reliance by Administrative Agent

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any certification, notice or other written communication (including any thereof by e-mail) reasonably believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel, independent accountants and other experts selected by the Administrative Agent. The Administrative Agent may also rely upon any statement made to it orally or by telephone and reasonably believed by it to be made by the proper Person, and shall not incur any liability for relying thereon. As to any matters not expressly provided for by this Agreement or any other document to which the Administrative Agent is intended to be a party, the Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, hereunder or thereunder in accordance with instructions given by the Majority Lenders or, if required under this Agreement or any such document, in accordance with the instructions given by the Majority Lenders or all of the Lenders as is required in such circumstance, and such instructions of such Lenders and any action taken, suffered or omitted or failure to act pursuant thereto shall be binding on all of the Lenders.

Without limiting the foregoing, the Administrative Agent shall be entitled to the advice of counsel and other professionals concerning all matters of trust and its duty hereunder, but the Administrative Agent shall not be answerable or responsible for the professional malpractice of any attorney-at-law or certified public accountant or for the acts or omissions of any other professional in connection with the rendering of professional advice in accordance with the terms of this Agreement, if such attorney-at-law, certified public accountant or other professional was selected by the Administrative Agent in good faith and with due care.

11.03	Defaults and Conditions Precedent

The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of an Event of Default (other than the non-payment of principal of or interest on the Loan) unless the Administrative Agent has received notice from a Lender or the Borrower specifying such Event of Default and stating that such notice is a “Notice of Default.” In the event that the Administrative Agent receives such a notice of the occurrence of any Event of Default, the Administrative Agent shall give prompt notice thereof to the Lenders and the Borrower (and shall give each Lender prompt notice of each such non-payment). The Administrative Agent shall (subject to Section 11.07 (Failure to Act)) take such action with respect to such Event of Default as shall be directed by the Majority Lenders; provided that, unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Event of Default as it shall deem advisable in the best interest of the Lenders except to the extent that this Agreement expressly requires that such action be taken, or not be taken, only with the consent or upon the authorization of the Majority Lenders or all of the Lenders, as applicable. The Administrative Agent shall not be responsible for, nor have any duty to ascertain or inquire as to the satisfaction of, any condition set forth in Article VI (Conditions Precedent) or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

11.04	Rights as Lender

With respect to any Loan made by it, if any, Macquarie Bank Limited, (and any successor acting as Administrative Agent) in its capacity as a Lender hereunder (whether as of the date hereof or pursuant to Section 5.08 (Replacement Lenders) or Section 12.08(e) (Assignments and Participations)) shall have the same rights, powers and obligations hereunder as any other Lender and may exercise the same as though it were not acting as the Administrative Agent, and the term “Lender” or “Lenders” shall, unless the context otherwise indicates, include Macquarie Bank Limited (and any successor thereof that may become a Lender hereunder pursuant to Section 5.08 (Replacement Lenders) or Section 12.08(e) (Assignments and Participations)) in its individual capacity. Macquarie Bank Limited (and any successor acting as Administrative Agent, as applicable) and its Affiliates may (without having to account therefor to any Lender) accept deposits from, lend money to and generally engage in any kind of banking, trust or other business with the Borrower (and any of its Affiliates) as if it were not acting as a Lender and/or the Administrative Agent, and Macquarie Bank Limited (and any such successor) and its Affiliates may accept fees and other consideration from the Borrower (and any of its Affiliates) for services in connection with this Agreement or otherwise without having to account for the same to the Lenders. The Lenders acknowledge that, pursuant to such activities, Macquarie Bank Limited or its Affiliates may receive information regarding the Borrower or its Affiliates (including information that may be subject to confidentiality obligations in favor of the Borrower or such Affiliate) and acknowledge that the Administrative Agent or Macquarie Bank Limited acting as Lender shall be under no obligation to provide such information to them. In addition, Macquarie Bank Limited and its Affiliates may be engaged in a broad range of transactions that involve interests that differ from, and may conflict with, those of the Borrower and its Affiliates, and neither Macquarie Bank Limited nor any of its Affiliates has any obligation to disclose any such interest by virtue of any advisory agency or fiduciary relationship or otherwise.

11.05	Indemnification

The Lenders agree to indemnify the Administrative Agent and each of its shareholders, subsidiaries, affiliates, directors, officers, employees and agents (to the extent not reimbursed under Section 12.04 (Indemnification), but without limiting the obligations of the Borrower under said Section 12.04 (Indemnification)) ratably in accordance with the aggregate principal amount of the Loan held by the Lenders, for any and all liabilities, obligations, losses, damages, penalties, actions, judgments, fines, claims, demands, settlements, suits, costs, expenses or disbursements of any kind and nature whatsoever that may be imposed on, incurred by or asserted against (including by any Lender) the Administrative Agent, arising out of or by reason of any investigation in or in any way relating to or arising out of this Agreement or any other documents contemplated by or referred to herein or the transactions contemplated hereby or thereby (including the costs and expenses that the Borrower is obligated to pay under Section 12.03 (Expenses, Etc.) or Section 12.04 (Indemnification) but excluding, unless an Event of Default has occurred and is continuing, normal administrative costs and expenses incident to the performance of the Administrative Agent’s duties hereunder) or the enforcement of any of the terms hereof or thereof or of any such other documents; provided that no Lender shall be liable for any of the foregoing to the extent they arise from the gross negligence or willful misconduct (as finally determined by a court of competent jurisdiction) of the party to be indemnified. The obligations of the Lenders under this Section 11.05 (Indemnification) shall survive the termination of this Agreement, the repayment of the Loan or the earlier resignation or removal of the Administrative Agent.

11.06	Non-Reliance on Administrative Agent and Other Lenders

Each Lender agrees that it has, independently and without reliance on the Administrative Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own credit analysis of the Borrower and its own decision to enter into this Agreement and that it will, independently and without reliance upon the Administrative Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own analysis and decisions in taking or not taking action under this Agreement. The Administrative Agent shall not be required to keep itself informed as to the performance or observance by the Borrower of this Agreement or any other document referred to or provided for herein or to inspect the properties or books of the Borrower. The Administrative Agent shall give prompt notice to each Lender of each notice or request required or permitted to be given to the Administrative Agent by the Borrower pursuant to the terms of this Agreement (unless concurrently delivered to the Lenders by the Borrower). The Administrative Agent will distribute to each Lender each document or instrument received by such Person for its own account and copies of all other communications (other than documents, instruments or information specifically designated by the Borrower not to be sent to the Lenders) received by the Administrative Agent from the Borrower for distribution to the Lenders by the Administrative Agent in accordance with the terms of this Agreement. Except for notices, reports and other documents and information expressly required to be furnished to the Lenders by the Administrative Agent hereunder (as to which the Administrative Agent only shall have the duty to forward what it has received), the Administrative Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the affairs, financial condition or business of the Borrower or any of its Affiliates that may come into the Administrative Agent’s possession or that of any of the Administrative Agent’s Affiliates. In addition, the Administrative Agent and its Affiliates may be engaged in a broad range of transactions that involve interests that differ from, and may conflict with, those of the Borrower and its Affiliates, and neither the Administrative Agent nor any of its Affiliates has any obligation to disclose any such interest by virtue of any advisory agency or fiduciary relationship or otherwise.

11.07	Failure to Act

Except for action expressly required of the Administrative Agent hereunder, the Administrative Agent shall in all cases be fully justified in failing or refusing to act hereunder unless it shall receive further assurances to its satisfaction from the Lenders of their indemnification obligations under Section 11.05 (Indemnification) against any and all liability and expense that may be incurred by the Administrative Agent by reason of taking or continuing to take any such action. The Administrative Agent shall be entitled to interest (calculated on a per annum basis) on all amounts advanced by it hereunder in its discretion at the Federal Funds Rate. The Administrative Agent shall at any time be entitled to cease taking any action if it no longer deems any indemnity or undertaking from the Lenders to be sufficient.

11.08	Resignation or Removal of Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may resign at any time by giving notice thereof to the Lenders and the Borrower. The Borrower or any Lender may request at any time, by notice to each Lender, that the Administrative Agent be removed with or without cause. If, within thirty (30) days after receipt of such notice, the Majority Lenders notify the Borrower or such requesting Lender of their agreement to such removal, the Administrative Agent shall be removed. Upon any such resignation or removal, the Majority Lenders shall have the right to appoint a successor Administrative Agent, and if no such successor Administrative Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent’s giving of notice of resignation or the removal of the retiring Administrative Agent, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, that shall be a bank or other financial institution which has an office in New York, New York and which has a combined capital and surplus of at least $500,000,000. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent (which shall not, in any event, be a Disqualified Lender or a Sanctioned Person), such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. After any retiring Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Article XI (The Administrative Agent) shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent hereunder.

11.09	Notices

The Administrative Agent agrees to promptly furnish to each Lender a copy of each written communication (including financial information and project reports) received by it from the Borrower expressly relating to, and any amendment or waiver of any of the provisions of, this Agreement and the transactions contemplated hereby. In addition, the Administrative Agent agrees to promptly advise each Lender of any material action taken, or any action proposed by the Lenders to be taken that is not taken, by the Lenders at any meeting of Lenders.

11.10	Erroneous Payments

(a)	If the Administrative Agent (i) notifies a Lender or any Person who has received funds on behalf of a Lender, (any such Lender or other recipient and each of their respective successors and assigns, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds (as set forth in such notice from the Administrative Agent) received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender or other Payment Recipient on its behalf) (any such funds, whether transmitted or received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and (ii) demands in writing the return of such Erroneous Payment (or a portion thereof); provided that, without limiting any other rights or remedies (whether at law or in equity), the Administrative Agent may not make any such demand under this clause (a) with respect to an Erroneous Payment unless such demand is made within five (5) Business Days of the date of receipt of such Erroneous Payment by the applicable Payment Recipient, such Erroneous Payment shall at all times remain the property of the Administrative Agent pending its return or repayment as contemplated below in this Section 11.10 (Erroneous Payments) and held in trust for the benefit of the Administrative Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter (or such later date as the Administrative Agent may, in its sole discretion, specify in writing), return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon (except to the extent waived in writing by the Administrative Agent) in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error.

(b)	Without limiting immediately preceding clause (a), each Payment Recipient further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in this Agreement or in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Payment Recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), then in each such case:

(i)	it acknowledges and agrees that (A) in the case of immediately preceding clauses (x) or (y), an error and mistake shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error and mistake has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)	such Payment Recipient shall use commercially reasonable efforts to promptly (and, in all events, within one (1) Business Day of its knowledge of the occurrence of any of the circumstances described in immediately preceding clauses (x), (y) and (z)) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 11.10 (Erroneous Payments).

For the avoidance of doubt, the failure to deliver a notice to the Administrative Agent pursuant to this Section 11.10(b) (Erroneous Payments) shall not have any effect on a Payment Recipient’s obligations pursuant to Section 11.10(a) (Erroneous Payments) or on whether or not an Erroneous Payment has been made.

(c)	Each Lender hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender under any Loan Document with respect to any payment of principal, interest, fees or other amounts, against any amount that the Administrative Agent has demanded to be returned under immediately preceding clause (a).

(d)

(i)	In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor in accordance with immediately preceding clause (a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, then effective immediately (with the consideration therefor being acknowledged by the parties hereto), (A) such Lender shall be deemed to have assigned its Loan (but not its Loan Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loan (but not Loan Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) (on a cashless basis and such amount calculated at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance)), and is hereby (together with the Borrower) deemed to execute and deliver an Assignment and Assumption Agreement (or, to the extent applicable, an agreement incorporating an Assignment and Assumption Agreement by reference pursuant to a Platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender shall deliver any Notes evidencing such Loan to the Borrower or the Administrative Agent (but the failure of such Person to deliver any such Notes shall not affect the effectiveness of the foregoing assignment), (B) the Administrative Agent as the assignee Lender shall be deemed to have acquired the Erroneous Payment Deficiency Assignment, (C) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Loan Commitments which shall survive as to such assigning Lender, (D) the Administrative Agent and the Borrower shall each be deemed to have waived any consents required under this Agreement to any such Erroneous Payment Deficiency Assignment, and (E) the Administrative Agent will reflect in the Register its ownership interest in the Loan subject to the Erroneous Payment Deficiency Assignment. For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Loan Commitments of any Lender and such Loan Commitments shall remain available in accordance with the terms of this Agreement.

(ii)	Subject to Section 12.08 (Assignments and Participations) (but excluding, in all events, any assignment consent or approval requirements (whether from the Borrower or otherwise)), the Administrative Agent may, in its discretion, sell any Loan acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). In addition, an Erroneous Payment Return Deficiency owing by the applicable Lender (x) shall be reduced by the proceeds of prepayments or repayments of principal and interest, or other distribution in respect of principal and interest, received by the Administrative Agent on or with respect to any such Loan acquired from such Lender pursuant to an Erroneous Payment Deficiency Assignment (to the extent that any such Loan is then owned by the Administrative Agent) and (y) may, in the sole discretion of the Administrative Agent, be reduced by any amount specified by the Administrative Agent in writing to the applicable Lender from time to time.

(e)	The parties hereto agree that (i) irrespective of whether the Administrative Agent may be equitably subrogated, in the event that an Erroneous Payment (or portion thereof) is not recovered from any Payment Recipient that has received such Erroneous Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights and interests of such Payment Recipient (and, in the case of any Payment Recipient who has received funds on behalf of a Lender to the rights and interests of such Lender) under the Loan Documents with respect to such amount (the “Erroneous Payment Subrogation Rights”) and (ii) an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any obligations owed by the Borrower; provided that this Section 11.10 (Erroneous Payments) shall not be interpreted to increase (or accelerate the due date for), or have the effect of increasing (or accelerating the due date for), the obligations of the Borrower relative to the amount (and/or timing for payment) of the obligations that would have been payable had such Erroneous Payment not been made by the Administrative Agent; provided, further, that for the avoidance of doubt, immediately preceding clauses (i) and (ii) shall not apply to the extent any such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from, or on behalf of (including through the exercise of remedies under any Loan Document), the Borrower for the purpose of a payment on the obligations under any Loan Document.

(f)	To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including any defense based on “discharge for value” or any similar doctrine.

(g)	Each party’s obligations, agreements and waivers under this Section 11.10 (Erroneous Payments) shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Loan Commitments and/or the repayment, satisfaction or discharge of all obligations (or any portion thereof) under any Loan Document.

11.11	Actions by Administrative Agent

The Administrative Agent shall be entitled to take any action or refuse to take any action which is necessary for the Administrative Agent to comply with any Applicable Law.

11.12	Liability of the Administrative Agent

In no event shall the Administrative Agent be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of its duties under the Loan Documents or in the exercise of any of its rights or powers under the Agreement.

Article XII
Miscellaneous

12.01	Waiver

Except as expressly provided herein, no failure on the part of the Administrative Agent or any Lender or the Borrower to exercise and no delay in exercising, and no course of dealing with respect to, any right, power or privilege under this Agreement, the Fee Letter or the Notes shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege under this Agreement, the Fee Letter or the Notes preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

12.02	Notices

(a)	All notices and other communications provided under any Loan Document to any party hereto or thereto shall be in writing, and shall be mailed, delivered by courier or sent by e-mail to such party at its address or e-mail address set forth in Schedule 12.02 or as set forth in any applicable assignment agreement, or at such other address or e-mail address as may be designated by such party in a notice to the other parties. Any notice or other communication, if mailed by certified or registered mail and properly addressed with postage prepaid shall be effective five (5) Business Days after being sent or if properly addressed and sent by pre-paid courier service, shall be deemed given when received; any notice or other communication, if transmitted by e-mail, shall be deemed given when transmitted (if confirmed).

(b)	The Borrower agrees that the Administrative Agent may make all notices and other communications that it is obligated to furnish to the Administrative Agent pursuant to this Agreement (collectively, the “Communications”) available to the Lenders by posting the Communications on Debtdomain or a substantially similar electronic transmission system (the “Platform”). THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE AGENT PARTIES IN CONNECTION WITH THE COMMUNICATIONS OR THE PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT OR ANY OF ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR REPRESENTATIVES (COLLECTIVELY, THE “AGENT PARTIES”) HAVE ANY LIABILITY TO THE BORROWER, ANY LENDER OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF THE BORROWER’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET, EXCEPT TO THE EXTENT THE LIABILITY OF ANY AGENT PARTY IS FOUND IN A FINAL NON-APPEALABLE JUDGMENT BY A COURT OF COMPETENT JURISDICTION TO HAVE RESULTED PRIMARILY FROM SUCH AGENT PARTY’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

(c)	The Administrative Agent agrees that the receipt of the Communications by the Administrative Agent at its e-mail address set forth in Schedule 12.02 or such other e-mail address designated by the Administrative Agent shall constitute effective delivery of the Communications to the Administrative Agent for purposes of this Agreement. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of this Agreement. Each Lender agrees that the e-mail address set forth in Schedule 12.02 (or as set forth in any applicable assignment agreement or such other e-mail address as may be designated by such Lender in a notice to the Administrative Agent) is the e-mail address to which the foregoing notice may be sent by electronic transmission and that the foregoing notice may be sent to such e-mail address. Schedule 12.02 also sets forth the bank account information for each Lender, which information may be updated by each Lender upon notice to the Administrative Agent and the Borrower.

(d)	Nothing herein shall prejudice the right of the Borrower, the Administrative Agent or any Lender to give any notice or other communication pursuant to this Agreement in any other manner specified in this Agreement.

(e)	For the avoidance of doubt, the parties hereto agree that notices and other communications under this Agreement or any Loan Document may be unencrypted.

12.03	Expenses, Etc.

The Borrower agrees to pay (or cause to be paid to) the Administrative Agent and each Lender amounts equal to:

(a)	all reasonable and documented out-of-pocket costs and expenses (including the reasonable and documented fees and expenses of a single common special New York counsel and a single common Minnesota counsel to the Lenders and to the Administrative Agent, but not including the fees or expenses of any other outside counsel to any Lender), in connection with (i) the negotiation, preparation, execution and delivery of this Agreement, the Fee Letter, the Notes and the other documentation contemplated by this Agreement, the Fee Letter or the Notes (subject to the limitations set forth in the Fee Letter), (ii) the Platform used by the Administrative Agent to make Communications available to the Lenders, pursuant Section 12.02(b) and (c) (Notices), and (iii) any modification, supplement or waiver of any of the terms of this Agreement, the Fee Letter, the Notes or the other documents contemplated hereby or thereby, in each case as evidenced in reasonable detail to the reasonable satisfaction of the Borrower; and

(b)	all reasonable and documented out-of-pocket costs and expenses (including the reasonable and documented fees and expenses of a single common special New York counsel to the Administrative Agent and the Lenders, but not including the fees or expenses of any other outside counsel to any Lender) in connection with (i) any Event of Default and any enforcement or collection proceedings resulting therefrom or in connection with the negotiation of any restructuring or “work-out” (whether or not consummated) of the obligations of the Borrower hereunder, under the Fee Letter and under the Notes and (ii) the enforcement of this Section 12.03 (Expenses, Etc.), in each case as evidenced in reasonable detail to the reasonable satisfaction of the Borrower; and

(c)	to the extent expressly consented to in writing in advance by the Borrower (which consent shall not be unreasonably withheld), all reasonable and documented out-of-pocket costs and expenses incurred by the Administrative Agent or the Lenders in connection with travel and any advisor engaged by the Administrative Agent or the Lenders (including technical and financial advisors) (including, for the avoidance of doubt, any out-of-pocket costs and expenses incurred in connection with site visits to any premises of any Obligor, provided, the Borrower shall not be responsible for more than one site visit bi-annually).

12.04	Indemnification

The Borrower hereby agrees to indemnify the Administrative Agent and each Lender and their respective shareholders, subsidiaries, Affiliates, directors, officers, employees and agents from, and hold each of them harmless against, any and all losses, liabilities, claims, damages or expenses incurred by any of them arising out of or by reason of any investigation or litigation or other proceedings (including any threatened investigation or litigation or other proceedings) relating to, arising out of or resulting from the Loan, the Fee Letter, the Notes, the transactions contemplated hereby and any other documentation contemplated hereby or thereby, including the reasonable and documented fees and disbursements of a single firm of counsel in each applicable jurisdiction incurred in connection with any such investigation or litigation or other proceedings (but excluding any such losses, liabilities, claims, damages or expenses (x) that are determined by a court of competent jurisdiction in a final non-appealable judgment to have been incurred by reason of the gross negligence or willful misconduct of the Person to be indemnified or (y) resulting from any dispute among indemnified parties). Notwithstanding this Section 12.04 (Indemnification), the Borrower shall not be required to make any payment in respect of any loss, liability or cost which (i) is compensated for by an increased payment under Section 5.01 (Additional Costs) or Section 5.06 (Covered Taxes); or (ii) would have been compensated for by an increased payment under Section 5.01 (Additional Costs) or Section 5.06 (Covered Taxes) but was not compensated because any of the exclusions in Section 5.01 (Additional Costs) or Section 5.06 (Covered Taxes), respectively, applied or because the loss, liability or cost is related to an Excluded Tax. This Section shall not apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim.

12.05	Waiver of Consequential Damages

To the extent permitted by Applicable Law, no party hereto shall assert, and each party hereto hereby waives, any claim against any other party, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, the Fee Letter or the Notes.

12.06	Amendments, Etc.

Except as otherwise expressly provided in this Agreement, any provision of this Agreement may be amended, modified or supplemented only by an instrument in writing signed by the Borrower, the Administrative Agent and the Majority Lenders, and any provision of this Agreement may be waived by the Majority Lenders or by the Administrative Agent acting with the consent of the Majority Lenders; provided that: no amendment, modification, supplement or waiver shall, unless by an instrument signed by all of the Lenders directly affected thereby: (a) increase, or extend the term of, any Loan Commitment, or extend the time or waive any requirement for the reduction or termination of any Loan Commitment, (b) extend the date fixed for the payment of principal of or interest on any Loan or any fee, commission or amount payable hereunder or under the Fee Letter, (c) reduce the principal amount or amount of any payment of principal in respect of the Loan, (d) reduce the rate at which interest is payable thereon or any fee, commission or other amount payable hereunder, (e) alter the terms of this Section 12.06 (Amendments, Etc.), Section 3.04(a) (Voluntary Prepayments), Section 4.02 (Pro Rata Treatment) or Section 4.04 (Sharing of Payments, Etc.), or (f) modify the definition of the term “Majority Lenders” or modify in any other manner the number or percentage of the Lenders required to make any determinations or waive any rights hereunder or to modify any provision hereof; provided, further, that (i) no amendment, modification, supplement or waiver that adversely impacts the duties, rights or responsibilities of the Collateral Agent shall be effective unless consented to in writing by the Collateral Agent and (ii) no amendment, modification, supplement or waiver of Article XI (The Administrative Agent) hereof insofar as it related to the Administrative Agent shall require the consent of the Administrative Agent and (iii) notwithstanding anything to the contrary in this Section 12.06 (Amendments, Etc.), if any amendment, supplement, modification or waiver is ministerial in nature, is necessary to correct an ambiguity, error or inconsistency in this Agreement or is for the purpose of making any change that would provide additional rights or benefits to the Lenders, then the Administrative Agent may execute or approve such amendment, supplement, modification or waiver without seeking the instructions of the Majority Lenders.

12.07	Successors and Assigns

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

12.08	Assignments and Participations

(a)	Except as set forth in this Section 12.08 (Assignments and Participations), no party may assign any Loan Document or any of its rights or obligations under any of the Loan Documents, and any purported assignment in violation hereof shall be null and void.

(b)	The Borrower may not assign any of its rights or obligations hereunder, under the Fee Letter or under the Notes without the prior consent of all of the Lenders and the Administrative Agent.

(c)	Each Lender may assign any of its Loan, in whole or in part, (i) upon prior notice to the Administrative Agent and the Borrower, to any Affiliate of such assigning Lender, any other Lender or any Affiliate of another Lender or an Approved Fund, and (ii) with the prior written consent of the Administrative Agent and (so long as no Event of Default under Section 10.01(a) (Principal Payment Default), Section 10.01(a) (Principal Payment Default) or Section 10.01(g) (Bankruptcy of Borrower) has occurred and is continuing) the Borrower, whose consent shall not be unreasonably withheld, to any other entity; provided that no Loan may be assigned to (A) any Sanctioned Person or Disqualified Lender, or (B) any natural person (or a holding company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person). Notwithstanding anything in this Section 12.08 (Assignments and Participations) to the contrary, if the Borrower has not given the Administrative Agent notice of its objection to an assignment of a Loan under clause (ii) hereof within ten (10) Business Days after receiving notice of such assignment, the Administrative Agent or the Borrower shall be deemed to have consented to the assignment. Any assignee under this clause (c) (other than an assignee who is a Lender) shall deliver all “know your customer” documents reasonably requested by the Borrower pursuant to Anti-Money Laundering Laws. Notwithstanding anything to the contrary contained in this Agreement, (x) the Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Lenders and (y) the Borrower and the Lenders acknowledge and agree that the Administrative Agent shall have (i) no responsibility or obligation to determine whether any Lender or potential Lender is a Disqualified Lender and (ii) no liability with respect to any assignment or participation made to a Disqualified Lender.

(d)	To the extent that an assignment of all or any portion of a Lender’s Loan pursuant to this Section 12.08 (Assignments and Participations) would, due to circumstances existing at the time of such assignment, result in increased costs under Article V (Yield Protection, Etc.) from those imposed on the Borrower in respect of the assigning Lender prior to such assignment, then the Borrower shall not be obligated to pay such increased costs (although the Borrower shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective assignment).

(e)	Five (5) Business Days prior to the effectiveness of each assignment, the assigning parties shall (i) (except any such assignment to an Affiliate of the assigning Lender), pay the Administrative Agent an assignment fee of three thousand five hundred Dollars ($3,500), and (ii) execute and deliver to the Borrower and the Administrative Agent an Assignment and Assumption Agreement. Upon such effectiveness, the assignee shall have, to the extent of such assignment (unless otherwise provided in such assignment with the consent of the Borrower and the Administrative Agent), the obligations, rights and benefits of a Lender hereunder holding the Loan (or portions thereof) assigned to it (in addition to the Loan, if any, theretofore held by such assignee) and all references in this Agreement and the other Loan Documents to “Lender” shall be deemed to refer to such assignee.

(f)	The assigning Lender shall endorse, with no recourse to such assigning Lender, the Note(s) held by it in favor of the assignee and thereafter shall deliver such Note(s) to such assignee. If, however, the assigning Lender assigns only a portion of the Loan evidenced by the Note(s) being assigned pursuant to the immediately preceding sentence, the Borrower hereby agrees, upon the request of the Administrative Agent, to execute and deliver to the assigning Lender who retained a portion of its Loan, an updated Note reflecting the principal amount of the Loan retained by the assigning Lender.

(g)	The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain, and provide to the Collateral Agent, a copy of each Assignment and Assumption Agreement delivered to it and a register for the recordation of the names and addresses of the Lenders, and the principal amounts of (and stated interest on) the Loan owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent, and the Lenders shall treat the Persons whose names are recorded in the Register pursuant to the terms hereof as the Lenders hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrower, any initial or subsequent Lender and the Collateral Agent, at any reasonable time and from time to time upon reasonable prior written notice. If the Register is not timely provided to the Collateral Agent upon its request, the Collateral Agent shall be entitled to and shall be protected in relying upon the most recent Register provided to it.

(h)	A Lender may sell or agree to sell to one or more other Persons (other than any Disqualified Lender or any Sanctioned Person) a participation in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of the Loan owing to it) (a “Participant”) without the consent of the Borrower, the Administrative Agent, or any other Person; provided that (i) such Lender’s obligations under this Agreement, the Fee Letter and the Notes shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrower, the Administrative Agent, and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, the Fee Letter and the Notes held by it. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement, the Fee Letter and the Notes held by it and to approve any amendment, modification or waiver of any provision of this Agreement, the Fee Letter and the Notes; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the proviso to Section 12.06 (Amendments, Etc.) that affects such Participant.

(i)	Subject to Section 12.08(k) (Assignments and Participations), the Borrower agrees that each Participant shall be entitled to the benefits of Article V (Yield Protection, Etc.) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 12.08(b) (Assignments and Participations) (subject to the requirements and limitations therein, including the requirements under Section 5.06(e) (Covered Taxes) and Section 5.06(f) (Covered Taxes) (it being understood that the documentation required under Section 5.06(e) (Covered Taxes) and Section 5.06(f) (Covered Taxes) shall be delivered to the participating Lender)). Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts of (and stated interest on) each Participant’s interest in the Loan or other obligations under this Agreement (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any commitments, loans or its other obligations under this Agreement) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations and Section 1.163-5(b)(1) of the proposed United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(j)	A Participant shall not be entitled to receive any greater payment under Article V (Yield Protection, Etc.) than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant.

(k)	A Lender may furnish any information concerning the Borrower in the possession of such Lender from time to time to assignees and Participants (including prospective assignees and Participants); provided that such assignees and Participants and prospective assignees and Participants first execute and deliver to the Lenders or the Borrower an agreement in writing, in form and substance satisfactory to the Borrower, to become subject to the provisions contained in Section 12.16 (Confidentiality).

(l)	In addition to the assignments and participations permitted under the foregoing provisions of this Section 12.08 (Assignments and Participations), any Lender may assign and pledge all or any portion of its Loan to any Federal Reserve Bank in the Federal Reserve System of the U.S. or any other central banks (provided that none of such assignees are a Disqualified Lender or a Sanctioned Person) as collateral security pursuant to regulations and operating circulars issued by any such Federal Reserve Bank or other central bank. No such assignment shall release the assigning Lender from its obligations hereunder.

12.09	Survival

The obligations of the Borrower under Sections 5.01 (Additional Costs), 5.05 (Compensation), 5.06 (Covered Taxes), 12.03 (Expenses, Etc.), and 12.04 (Indemnification) shall survive the repayment of the Loan.

12.10	No Immunity

To the extent that the Borrower or any of its property has or hereafter may acquire, in any jurisdiction in which judicial proceedings may at any time be commenced with respect to this Agreement, any immunity from jurisdiction, legal proceedings, attachment (whether before or after judgment), execution, judgment or set-off, the Borrower hereby irrevocably agrees not to claim and hereby irrevocably waives such immunity.

12.11	Counterparts

This Agreement may be executed and delivered (by electronic mail or otherwise) in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties hereto may execute this Agreement by signing any such counterpart. Delivery by e-mail of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement and the words “execution,” “execute,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, which shall be of the same legal effect, validity or enforceability as a manually executed signature, to the extent and as provided for in any Applicable Law, including the Electronic Commerce Act, 2000 (Ontario), the Personal Information Protection and Electronic Documents Act (Canada), the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar federal, provincial, territorial or state laws based on the Uniform Electronic Transactions Act or the Uniform Electronic Commerce Act.

12.12	GOVERNING LAW

THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN.

12.13	Consent to Jurisdiction

Each party hereto hereby irrevocably consents and agrees, for the benefit of each other party hereto, that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement or the Loan may be brought in the courts of the Province of Ontario located in the City of Toronto, and hereby irrevocably accepts and submits to the non-exclusive jurisdiction of each such court with respect to any such action, suit or proceeding. Each party hereto hereby waives any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings, brought in any such court and hereby further waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought therein has been brought in an inconvenient forum.

12.14	WAIVER OF JURY TRIAL

EACH OF THE BORROWER, THE ADMINISTRATIVE AGENT AND EACH LENDER HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FEE LETTER, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.15	Severability; Integration

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. This Agreement and the Fee Letter constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof.

12.16	Confidentiality

Each of the Administrative Agent and each Lender shall keep confidential all information disclosed to it concerning the assets and businesses of each Obligor and its Subsidiaries (including pursuant to Section 8.02 (Information Undertakings; Reporting Requirements)) and not otherwise publicly available and shall, unless otherwise required by Applicable Law, not disclose any such information without the consent of the Borrower to anyone other than (a) to its bank or parent holding company, Affiliates and its and their respective directors, officers, employees, accountants, consultants, counsel and representatives, (provided that each of the Administrative Agent or the Lender shall (i) inform such Person of the confidential nature of all information referred to in this Section 12.16 (Confidentiality); (ii) instruct such Person to keep all such information confidential; and (iii) ultimately be responsible for any non-authorized disclosure by such Person), (b) to any actual assignee or participant or to any proposed transferee or proposed sub-participant of any Loan (provided such assignment, participation, transfer or sub-participation is permissible under this Agreement and that such assignee, participant, proposed transferee or proposed sub-participant first agrees in writing to become subject to this Section), (c) to any actual or prospective counterparty (or its advisors) to any securitization, swap or derivative transaction relating to the Loan or the Borrower, (d) in connection with legal or arbitral proceedings or required filings with government agencies or courts or examination by banking regulatory or self-regulatory authorities or if required by any rating agency or credit insurer; provided that prior to any such disclosure, such rating agency shall have agreed in writing to maintain the confidentiality of such information, (e) as may otherwise be requested by any Governmental Authority purporting to have jurisdiction thereover or in connection with disclosures that are protected under the whistleblower provisions of federal law or regulation (in which case such Lender shall (i) inform the Borrower promptly thereof to the extent not prohibited by applicable law, (ii) cooperate, using commercially reasonable efforts, with the Borrower to obtain a protective order or similar confidential treatment, and (iii) only disclose that portion of the confidential information as counsel for such Lender advises must be disclosed pursuant to such legal requirement), (f) to the Administrative Agent or any other Lender, (g) in connection with the exercise of any remedies hereunder or under any Note or any action or proceeding relating to this Agreement, the Fee Letter or any Note or the enforcement of rights hereunder and thereunder, or (h) to the extent such information (i) becomes publicly available other than as a result of this breach of this Section 12.16 (Confidentiality), (ii) becomes available to the Administrative Agent or the Lenders on a non-confidential basis from a source other than the Borrower that is not, to the knowledge of the applicable Lender, subject to a confidentiality obligation to the Borrower, or (iii) is independently developed by the Administrative Agent or the Lenders without reliance on confidential information. In addition, the Administrative Agent and the Lenders may disclose the existence (but not the terms) of this Agreement to market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent or any Lender in connection with the administration of this Agreement. If such information is so disclosed to any Person, each of the Administrative Agent and each Lender agrees to use its best efforts to cause such Person to keep such information confidential.

12.17	Anti-Money Laundering Laws

To the extent a Lender is subject to the provisions of the USA PATRIOT Act, or any other Anti-Money Laundering Laws applicable to such Lender, such Lender hereby notifies the Borrower that pursuant to the requirements of the USA PATRIOT Act and/or any other Anti-Money Laundering Laws applicable to it, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow such Lender to identify the Borrower in accordance with the USA PATRIOT Act and/or any other Anti-Money Laundering Laws applicable to such Lender. In connection therewith, any Lender may from time to time request (and the Borrower agrees to promptly provide) such information (including corporate formation documents or such other forms of identification) as may be necessary for such Lender to comply with the requirements of the USA PATRIOT Act, applicable “know your customer requirements” and/or any other applicable Anti-Money Laundering Laws.

12.18	Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)	the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b)	the effects of any Bail-In Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)	a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority.

12.19	No Other Duties, Etc.

Notwithstanding anything herein to the contrary, neither the Lenders, nor the Administrative Agent shall have any powers, duties or responsibilities under this Agreement, except, with respect to the Lender and the Administrative Agent in their respective capacity as Lender or Administrative Agent hereunder.

12.20	No Advisory or Fiduciary Responsibility

In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof), the Borrower acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (a) (i) the arranging and other services regarding this Agreement provided by the Administrative Agent and the Lenders are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Administrative Agent and the Lenders, on the other hand, (ii) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (iii) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) the Administrative Agent and each Lender is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (ii) none of the Administrative Agent or any Lender has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) the Administrative Agent and the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and none of the Administrative Agent or any Lender has any obligation to disclose any of such interests to the Borrower or any of its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Administrative Agent or any Lender with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

12.21	Collateral Agent

Each Lender hereby irrevocably appoints and authorizes Macquarie Bank Limited as Collateral Agent to act as the agent of (and to hold any security interest and other Liens created under each Security Document for and on behalf of or as agent for) each Lender for the purposes of acquiring, holding, and enforcing any and all Liens on Collateral granted by the Borrower and any Guarantor to secure the Obligations, and for exercising such powers and performing such duties as are expressly delegated to the Collateral Agent by the terms of this Agreement and the Security Documents, together with such actions and powers as are reasonably incidental thereto. Each Lender hereby authorizes and directs the Collateral Agent to enter into each of the Security Documents.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

THE METALS ROYALTY COMPANY INC., as Borrower

Per:	/s/ Donald Sewell
Name: Donald Sewell
Title: President & Chief Financial Officer

TMCR OPERATIONS INC., as Guarantor

Per:	/s/ Donald Sewell
Name: Donald Sewell
Title:Chief Financial Officer

TMCR USA HOLDINGS INC., as Guarantor

Per:	/s/ Donald Sewell
Name: Donald Sewell
Title: Chief Financial Officer

TMCR USA OPERATIONS INC., as Guarantor

Per:	/s/ Donald Sewell
Name: Donald Sewell
Title: Chief Financial Officer

MACQUARIE BANK LIMITED, as Administrative Agent

Per:	/s/ David Wailes
Name: David Wailes
Title: Division Director

Per:	/s/ Lynette Ladhams
Name: Lynette Ladhams
Title: Division Director, CGM Legal

MACQUARIE BANK LIMITED, as Collateral Agent

Per:	/s/ David Wailes
Name: David Wailes
Title: Division Director

Per:	/s/ Lynette Ladhams
Name: Lynette Ladhams
Title: Division Director, CGM Legal

MACQUARIE BANK LIMITED, as Mandated Lead Arranger and Lender

Per:	/s/ David Wailes
Name: David Wailes
Title: Division Director

Per:	/s/ Lynette Ladhams
Name: Lynette Ladhams
Title: Division Director, CGM Legal

Schedule 1.01(a)
to Loan Agreement

Lender	Loan Commitment Amounts
Macquarie Bank Limited	$25,000,000
Total	$25,000,000

Schedule 1.01(a) to Loan Agreement

Schedule 1.01(b)
to Loan Agreement

Applicable Lending Offices

Lender	Lending Office
Macquarie Bank Limited	1 Elizabeth Street, Sydney NSW 2000 Australia

Schedule 1.01(b) to Loan Agreement

Schedule 6.01(h)
to Loan Agreement

Proceeds Utilization Report

(see attached)

Schedule 6.01(h) to Loan Agreement

Schedule 7.06
to Loan Agreement

None.

Schedule 7.06 to Loan Agreement

Schedule 12.02
to Loan Agreement

Notices and Accounts

(A)	Notice Details

If to the Borrower:

2125-1055 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention:	Don Sewell, President and CFO
Email:	dsewell@themetalsroyaltyco.com

If to the Guarantors:

2125-1055 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention:	Don Sewell, President and CFO
Email:	dsewell@themetalsroyaltyco.com

If to the Administrative Agent:

Macquarie Bank Limited

Address:	1 Elizabeth Street, Sydney NSW 2000, Australia
Attention:	Executive Director, Mining Finance Division
Email:	ficcmec-sydneymetalsfinancing@macquarie.com,
tcgmecmiddleoffice@macquarie.com,
cgmlegalcmffinance@macquarie.com,
mectoronto@macquarie.com

If to the Lender:

Macquarie Bank Limited

Address:	1 Elizabeth Street, Sydney NSW 2000, Australia
Attention:	Executive Director, Mining Finance Division
Email:	ficcmec-sydneymetalsfinancing@macquarie.com,
tcgmecmiddleoffice@macquarie.com,
cgmlegalcmffinance@macquarie.com,
mectoronto@macquarie.com

Schedule 12.02 to Loan Agreement

(B)	Account Details

Lender:	Macquarie Bank Limited
Correspondent Bank:	The Bank of New York Mellon, 32 Old Slip, 16 Floor
New York, NY, USA
SWIFT:	IRVTUS3NXXX
Beneficiary:	Macquarie Bank Limited
SWIFT:	MACQAU2S
Account Number:	8900055375
Attention:	tcgmecmiddleoffice@macquarie.com
Reference:	TMCR Credit Agreement

Schedule 12.02 to Loan Agreement

Exhibit A
to Loan Agreement

Form of Notice of Borrowing

NOTICE OF BORROWING

[•], 20261

Macquarie Bank Limited
as Administrative Agent for the Lenders party to the Loan Agreement referred to below
[•]

Attention:	[•]
Telephone:	[•]
Email:	[•]

Ladies and Gentlemen:

The undersigned refers to the Loan Agreement, dated as of August •, 2026 (as amended, supplemented or otherwise modified from time to time, the “Loan Agreement”; the terms defined therein being used herein as therein defined), among you, The Metals Royalty Company Inc., as the Borrower (the “Borrower”), TMCR Operations, Inc., TMCR USA Holdings Inc. and TMCR USA Operations, Inc., as guarantors, the lenders party thereto, Macquarie Bank Limited, as Administrative Agent, and Macquarie Bank Limited, as Mandated Lead Arranger, and hereby gives you notice, irrevocably, pursuant to Section 2.02 of the Loan Agreement, that the Borrower hereby wishes to make a borrowing of the Loan, and in that connection sets forth below the information relating to such borrowing of the Loan:

(a)	The aggregate amount of the Loan is $[].

(b)	The requested borrowing date is [•], 2026 (the “Borrowing Date”).

(c)	The initial Interest Period with respect to the requested Loan shall commence on the Borrowing Date and end on [•].[2]

1 To be delivered by no later than 10:00 a.m. (New York City, New York time) on the date that is at least three (3) Business Days prior to the date of the proposed Borrowing

2 To be the period commencing on and including the Closing Date and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is three (3) month thereafter (in each case, subject to availability thereof) as specified in this Notice of Borrowing (or such other period as may be agreed between the Borrower and the Lenders); provided that (i) if any Interest Period would end on a day other than a U.S. Government Securities Business Day, such Interest Period shall be extended to the next succeeding U.S. Government Securities Business Day unless such next succeeding U.S. Government Securities Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding U.S. Government Securities Business Day, (ii) any Interest Period that commences on the last U.S. Government Securities Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last U.S. Government Securities Business Day of the last calendar month of such Interest Period, (iii) no Interest Period shall extend beyond the Maturity Date and (iv) no tenor that has been removed from this definition pursuant to Section 5.03(d) (Benchmark Replacement Setting) shall be available for specification in this Notice of Borrowing.

Exhibit A to Loan Agreement

(d)	The proceeds of the Loan are to be remitted by you to the following account:

Bank Name:	[•]
ABA #:	[•]
Account #:	[•]
Account Name:	[•]
Reference:	[•]
Contact Name and telephone number:	[•]

Each of the representations and warranties of the Obligors required to be made or repeated on and as of the date hereof is true and correct in all material respects (or, if qualified by “materiality,” “Material Adverse Effect” or similar language, in all respects after giving effect to such qualification) on and as of the date hereof (after giving effect to the Loan); provided that, to the extent that such representations and warranties specifically refer to an earlier date, they are true and correct in all material respects (or, if qualified by “materiality,” “Material Adverse Effect” or similar language, in all respects after giving effect to such qualification) as of such earlier date.

No Event of Default or Prospective Default has occurred or is continuing on and as of the date hereof.

[Signature Page Follows]

Exhibit A to Loan Agreement

Very truly yours,

THE METALS ROYALTY COMPANY INC.

Per:
Name: [•]
Title: [•]

Exhibit A to Loan Agreement

Exhibit B
to Loan Agreement

Form of Note

$[_____]	[_____],
20__	Toronto, Ontario

FOR VALUE RECEIVED, the undersigned (the “Borrower”), hereby promises to pay to [_____] (the “Lender”), for the account of the Lender, the principal sum of $[_____] in respect of the Lender’s Loan (or such lesser amount as shall equal the aggregate unpaid principal amount of such Loan made by the Lender to the Borrower under the Loan Agreement), in lawful money of the United States of America and in immediately available funds, on the dates and in the principal amounts provided in the Loan Agreement, and to pay interest on the unpaid principal amount of such Loan, at such office, in like money and funds, for the period commencing on the date of such Loan until such Loan shall be paid in full, at the rates per annum and on the dates provided in the Loan Agreement.

The date, amount, type, interest rate and duration of Interest Period (if applicable) of the Loan made by the Lender to the Borrower, and each payment made on account of the principal thereof, shall be recorded by the Lender on its books and, prior to any transfer of this Note, endorsed by the Lender on the schedule attached hereto or any continuation thereof; provided, that the failure of the Lender to make any such recordation or endorsement shall not affect the obligations of the Borrower to make a payment when due of any amount owing under the Loan Agreement or hereunder in respect of the Loan made by the Lender.

This Note evidences the Loan made by the Lender under the Loan Agreement dated as of August 24, 2026 (as amended, modified or supplemented and in effect from time to time, the “Loan Agreement”), among the Borrower, TMCR Operations Inc., TMCR USA Holdings Inc. and TMCR USA Operations Inc., as guarantors, Macquarie Bank Limited, as Mandated Lead Arranger, Macquarie Bank Limited, as Administrative Agent, and the Lenders from time to time party thereto. Terms used but not defined in this Note have the respective meanings assigned to them in the Loan Agreement.

The Loan Agreement provides for the acceleration of the maturity of this Note upon the occurrence of certain events and for prepayments of the Loan upon the terms and conditions specified therein.

Unpaid balance of the principal amount of this Note, together with all accrued and unpaid interest thereon, may become, or may be declared to be, due and payable in the manner, upon the conditions and with the effect provided in the Loan Agreement.

Except as permitted by Section 12.08 (Assignments and Participations) of the Loan Agreement, this Note may not be assigned by the Lender to any other Person.

This Note shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

[SIGNATURE PAGE FOLLOWS]

Exhibit B to Loan Agreement

THE METALS ROYALTY COMPANY INC.

Per:
Name: [•]
Title: [•]

Exhibit B to Loan Agreement

Exhibit C
to Loan Agreement

Form of Assignment and Assumption Agreement

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [the][each]3 Assignor identified in item 1 below ([the][each, an] “Assignor”) and [the][each]4 Assignee identified in item 2 below ([the][each, an] “Assignee”). [It is understood and agreed that the rights and obligations of [the Assignors][the Assignees]5 hereunder are several and not joint.]6 Reference is made to the Loan Agreement, dated as of [] (as amended, supplemented or otherwise modified from time to time, the “Loan Agreement”), among THE METALS ROYALTY COMPANY INC. (the “Borrower”), the Guarantors party thereto, MACQUARIE BANK LIMITED, as Mandated Lead Arranger and the lenders from time to time party thereto and MACQUARIE BANK LIMITED, as Administrative Agent. Capitalized terms used but not defined herein shall have the meanings given to them in the Loan Agreement, receipt of a copy of which is hereby acknowledged by [the][each] Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and assumes from [the Assignor][the respective Assignors], subject to and in accordance with the Standard Terms and Conditions and the Loan Agreement, as of the Effective Date inserted by the Administrative Agent as contemplated below (i) all of [the Assignor’s][the respective Assignors’] rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the Loan Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of [the Assignor][the respective Assignors] under the respective facilities identified below, and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising under or in connection with the Loan Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as [the][an] “Assigned Interest”). Each such sale and assignment is without recourse to [the][any] Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by [the][any] Assignor.

3 For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single Assignor, choose the first bracketed language. If the assignment is from multiple Assignors, choose the second bracketed language.

4 For bracketed language here and elsewhere in this form relating to the Assignee(s), if the assignment is to a single Assignee, choose the first bracketed language. If the assignment is to multiple Assignees, choose the second bracketed language.

5 Select as appropriate.

6 Include bracketed language if there are either multiple Assignors or multiple Assignees.

Exhibit C to Loan Agreement

1.	Assignor[s]:

2.	Assignee[s]:

[Assignee is an [Affiliate][Approved Fund] of [identify Lender]]

3.	Borrower:	THE METALS ROYALTY COMPANY INC.

4.	Administrative Agent:	MACQUARIE BANK LIMITED

5.	Loan Agreement:	Loan Agreement, dated as of August •, 2026, among the Borrower, TMCR Operations Inc., TMCR USA Holdings Inc. and TMCR USA Operations Inc., as guarantors, the lenders from time to time party thereto and Macquarie Bank Limited, as Mandated Lead Arranger, and Macquarie Bank Limited as Administrative Agent as amended, supplemented or otherwise modified from time to time.

6.	Assigned Interest[s]:

Assignor[s][7]	Assignee[s][8]	Facility	Aggregate Amount of Loan for all Lenders[9]	Amount of Commitment/Loan Assigned	Percentage Assigned of Commitment/Loan[10]	Date on Which Loan Was Initially Made
			$	$	%
			$	$	%
			$	$	%

7 List each Assignor, as appropriate.

8 List each Assignee, as appropriate.

9 Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

10 Set forth, to at least 9 decimals, as a percentage of the Commitment/Loan of all Lenders thereunder.

Exhibit C to Loan Agreement

7.	[Trade Date: ______________]

Effective Date: _____________ ___, 20___ [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.

8.	Assignee’s notice information and account details:

Notice Details:

[Assignee name]
[Address]
Attention:	[•]
Telephone:	[•]
Email:	[•]

Account Details:

Correspondent Bank	[•]
Correspondent Bank SWIFT	[•]
Beneficiary’s Name	[•]
Beneficiary SWIFT	[•]
Account Number	[•]
Reference	[•]

Exhibit C to Loan Agreement

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR[S][11]

[NAME OF ASSIGNOR]

Per:
Name:
Title:

[NAME OF ASSIGNOR]

Per:
Name:
Title:

ASSIGNEE[S][12]

[NAME OF ASSIGNEE]

Per:
Name:
Title:

[NAME OF ASSIGNEE]

Per:
Name:
Title:

11 Add additional signature blocks as needed.

12 Add additional signature blocks as needed.

Exhibit C to Loan Agreement

[Consented to and Accepted:

MACQUARIE BANK LIMITED, as Administrative Agent

Per:
Name:
Title:

Exhibit C to Loan Agreement

Consented to:

THE METALS ROYALTY COMPANY INC., as Borrower

Per:
Name:
Title: [13]

13 Signature blocks of the Borrower and the Administrative Agent to be inserted if applicable under Section 12.08(c)(ii) (Assignments and Participations) of the Loan Agreement.

Exhibit C to Loan Agreement

Annex 1 to EXHIBIT C

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1.	Representations and Warranties.

1.1	Assignor[s]. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and (iv) it is not a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Loan Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Agreement or any other Loan Document or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of the Loan Agreement or any other Loan Document, or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under the Loan Agreement or any other Loan Document.

1.2	Assignee[s]. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Loan Agreement, (ii) it meets all the requirements to be an assignee under Section 12.08(c) (Assignments and Participations) of the Loan Agreement (subject to such consents, if any, as may be required thereunder) and, for the avoidance of doubt, is not a Disqualified Lender (and the Borrower shall be deemed a third party beneficiary of the Assignee’s representations and warranties in this clause (ii)), (iii) from and after the Effective Date referred to in this Assignment and Assumption, it shall be bound by the provisions of the Loan Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such]Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Loan Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 8.02 (Information Undertakings; Reporting Requirements) thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to the terms of the Loan Agreement, duly completed and executed by [the][such] Assignee]; (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents; (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender; and (iii) it appoints and authorizes the Administrative Agent to take such action on its behalf and exercise such powers under the Loan Agreement and the other Loan Documents as are delegated to or otherwise conferred upon the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto.

Exhibit C to Loan Agreement

2.	Payments.

From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts that have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts that have accrued from and after the Effective Date.

3.	Effect of Assignment.

Upon the delivery of a fully executed original hereof to the Administrative Agent, as of the Effective Date, (i) [the] [each] Assignee shall be a party to the Loan Agreement and, to the extent provided in this Assignment and Assumption, have the rights and obligations of a Lender thereunder and under the other Loan Documents and (ii) [the] [each] Assignor shall, to the extent provided in this Assignment and Assumption, relinquish its rights and be released from its obligations under the Loan Agreement and the other Loan Documents.

4.	General Provisions.

This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Exhibit C to Loan Agreement

Exhibit D
[Form Of Compliance Certificate]

COMPLIANCE CERTIFICATE

Concurrently with the delivery of financial statements required pursuant to Section 8.02(a) of the Loan Agreement (as defined below) (the “Applicable Financial Statements”), this Compliance Certificate is being delivered to the Administrative Agent pursuant to Section 8.02(a) of Loan Agreement dated as of August •, 2026 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Agreement”), by and among THE METALS ROYALTY COMPANY INC., a British Columbia corporation, as the borrower (the “Borrower”), TMCR OPERATIONS INC., a British Columbia corporation, TMCR USA HOLDINGS INC., a Delaware corporation, and TMCR USA OPERATIONS INC., a Delaware corporation, as the guarantors (each, a “Guarantor” and collectively, the “Guarantors”), the lenders party from time to time thereto (the “Lenders”), and MACQUARIE BANK LIMITED, as administrative agent (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent”). All capitalized terms used herein but not otherwise defined herein shall have the meanings assigned to such terms in the Agreement.

The undersigned certifies that [he/she] is the duly appointed representative of the Borrower, does hereby certify, solely in [his/her] capacity as a duly appointed representative of the Borrower and not in [his/her] personal capacity and without personal liability therefor, as of the date hereof that:

1.	[Except as otherwise noted herein,] the Applicable Financial Statements attached hereto are presented in conformity with GAAP applied on a basis consistent with that of the most recent audited consolidated financial statements of the Borrower and contains any applicable notes.

2.	[No Prospective Default or Event of Default has occurred.] / [The following [Prospective Default or Event of Default] has occurred, details of such [Prospective Default or Event of Default] are set forth below, and the actions set forth below are being taken or are proposed to be taken with respect to such [Prospective Default or Event of Default].

3.	[Except as otherwise noted herein,] the Borrower is in compliance with the financial covenants set forth in Section 8.29 (Financial Covenants) of the Agreement, as demonstrated by the following calculations:

(a)	Minimum Unrestricted Cash. As of the last day of the period covered by this Compliance Certificate, the Borrower’s Unrestricted Cash balance was $[•], which [is]/[is not] not less than $5,000,000, as required by Section 8.29(a) (Financial Covenants).

(b)	Interest Coverage Ratio. For the Test Period ending on the last day of the period covered by this Compliance Certificate, the Interest Coverage Ratio was [•]:1.00, which [is]/[is not] not less than 6.25:1.00, as required by Section 8.29(b) (Financial Covenants).

Exhibit D to Loan Agreement

4.	Attached as Schedule 1 hereto are the detailed calculations supporting the financial covenant compliance certified in item 3 above.

5.	Attached as Schedule 2, is a narrative management summary and analysis of the financial performance of the Borrower.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
SIGNATURE PAGE FOLLOWS

Exhibit D to Loan Agreement

IN WITNESS WHEREOF, each undersigned has duly executed this Compliance Certificate as of the first date written above.

THE METALS ROYALTY COMPANY INC., a British Columbia corporation

Per:
Name: [•]
Title: [•]

Exhibit D to Loan Agreement